PROSPECTUS

SEPTEMBER 29, 1997
                                  $85,000,000

      [LOGO]

                              WAVETEK CORPORATION

OFFER TO EXCHANGE ITS 10 1/8% SENIOR SUBORDINATED NOTES DUE 2007, WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, FOR ITS OUTSTANDING 10 1/8% SENIOR SUBORDINATED NOTES DUE 2007, WHICH WERE ISSUED AND SOLD IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933.THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON OCTOBER 29, 1997, UNLESS EXTENDED.

    Wavetek Corporation ("Wavetek" or the "Company") hereby offers, upon the terms and subject to the conditions set forth in this Prospectus (as the same may be amended or supplemented from time to time, the "Prospectus") and in the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange up to $85,000,000 aggregate principal amount of its 10 1/8% Subordinated Notes due 2007 (the "New Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement (as defined herein) of which this Prospectus constitutes a part, for a like principal amount of its outstanding 10 1/8% Senior Subordinated Notes due 2007 (the "Old Notes" and, together with the New Notes, the "Notes"), of which $85,000,000 aggregate principal amount is outstanding. Pursuant to the Exchange Offer, Wavetek Corporation is also exchanging the joint and several guarantee on a full and unconditional senior subordinated basis by the Subsidiary Guarantors (as defined) of the Old Notes (the "Old Subsidiary Guarantee") for a like guarantee of the New Notes (the "New Subsidiary Guarantee" and, together with the Old Subsidiary Guarantee, the "Subsidiary Guarantees") by the Subsidiary Guarantors. As of the date of this Prospectus, Wavetek U.S., Inc. is the only Subsidiary Guarantor. The Company will not receive any cash proceeds from the issuance of the New Notes offered hereby. At June 30, 1997, the Company had approximately $114.1 million of outstanding debt and stockholders' deficit of $73.0 million. As of June 30, 1997, the Company and its subsidiaries had approximately $29.3 million of outstanding debt that effectively ranks senior to the Notes and the Subsidiary Guarantees. Additional senior debt may be incurred by the Company and its subsidiaries from time to time, subject to certain restrictions. For the nine months and the twelve months ended June 30, 1997, pro forma net loss was $0.4 million and $2.0 million, respectively, and earnings were inadequate to cover pro forma fixed charges by $0.6 million and $2.3 million, respectively.

    The terms of the New Notes are identical in all material respects to the respective terms of the Old Notes, except that the New Notes have been registered under the Securities Act and therefore will not be subject to certain restrictions on transfer applicable to the Old Notes and will not be entitled to registration rights. The New Notes will be issued under the indenture governing the Old Notes. For a complete description of the terms of the New Notes, see "Description of Notes."

    The Old Notes were originally issued and sold on June 11, 1997 in a transaction not registered under the Securities Act in reliance upon the exemption provided in Section 4(2) of, and Rule 144A and Regulation S under, the Securities Act (the "Offering"). Accordingly, the Old Notes may not be offered or sold within the United States or to United States Persons (as such terms are defined under the Securities Act) except pursuant to an exception from, or in a transaction not subject to, the registration requirements of the Securities Act. The Company is making the Exchange Offer in reliance on the position of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") as set forth in certain interpretive letters addressed to third parties in other transactions. Based on these interpretations by the staff of the Division of Corporation Finance, and subject to the two immediately following sentences, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than a holder who is a broker-dealer) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and that such holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities Act) of such New Notes. However, any holder of Old Notes who is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act (an "Affiliate") or who intends to participate in the Exchange Offer for the purpose of distributing New Notes, or any broker-dealer who purchased Old Notes from the Company to resell pursuant to Rule 144A under the Securities Act ("Rule 144A") or any other available exemption under the Securities Act, (i) will not be able to rely on the interpretations of the staff of the Division of Corporation Finance of the Commission set forth in the above-mentioned interpretive letters, (ii) will not be entitled to tender such Old Notes in the Exchange Offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of such Old Notes unless such sale is made pursuant to an exemption from such requirements. In addition, as described below, if any broker-dealer (a "Participating Broker-Dealer") holds Old Notes acquired for its own account as a result of market-making or other trading activities and exchanges such Old Notes for New Notes, then such Participating Broker-Dealer must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Based on the position taken by the staff of the Division of Corporation Finance of the Commission in the interpretive letters referred to above, the Company believes that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the New Notes received upon exchange of such Old Notes (other than Old Notes which represent an unsold allotment from the original sale of the Old Notes) with the prospectus prepared for an exchange offer so long as it contains a description of the plan of distribution with respect to the resale of such New Notes. Accordingly, this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer for a period ending one year from the date on which the Registration Statement of which this Prospectus is a part is declared effective (subject to extension under certain limited circumstances) in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such Participating Broker-Dealer for its own account as a result of market-making or other trading activities.

    The New Notes will be a new issue of securities for which there currently is no market. The Old Notes, however, have traded on the National Association of Securities Dealers, Inc.'s PORTAL market. To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for the Old Notes could be adversely affected. Following consummation of the Exchange Offer, the holders of Old Notes will continue to be subject to all of the existing restrictions upon transfer thereof and will not be entitled to any further registration rights under the Registration Rights Agreement. See "Risk Factors -- Consequences of Exchange and Failure to Exchange Old Notes."

    The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered or accepted for exchange. The Exchange Offer will expire at 5:00 p.m., New York City time, on October 29, 1997, unless extended (the "Expiration Date"). Upon the terms and subject to the conditions of the Exchange Offer, the Company will exchange, and will issue to the Exchange Agent, New Notes for Old Notes validly tendered and not withdrawn (pursuant to the withdrawal rights described under "-- Withdrawal Rights") promptly after the Expiration Date. Tenders of Old Notes may be withdrawn at any time on or prior to the Expiration Date.

    SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY HOLDERS OF OLD NOTES BEFORE TENDERING THEIR OLD NOTES FOR THE NEW NOTES OFFERED HEREBY.
                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                 THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.

                             AVAILABLE INFORMATION

    The Company and Wavetek U.S. Inc. have filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement," which term shall include all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act, and the rules and regulations promulgated thereunder covering the New Notes being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to in the Registration Statement are necessarily summaries of those documents, and, with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved.

    Following consummation of the Exchange Offer, the Company will be subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). Periodic reports, proxy statements and other information filed by the Company with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10043. Copies of such material can be obtained from the Company upon request. The Commission maintains a Web site that contains reports, proxy and information statements and other materials that are filed through the Commission's Electronic Data Gathering, Analysis, and Retrieval system. This Web site can be accessed at http://www.sec.gov.

    The Company has agreed in the indenture, dated as of June 11, 1997 (the "Indenture"), by and between the Company and The Bank of New York, as trustee (the "Trustee"), under which the Old Notes were issued, and under which the New Notes are to be issued, to furnish to the Holders of Notes and file with the Commission all quarterly and annual financial information that would be required to be contained in filings with the Commission on Forms 10-Q and 10-K and all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. See "Description of Notes--Certain Covenants--Reports."

    Separate financial statements for the Subsidiary Guarantors are not included in this Prospectus and the Subsidiary Guarantors are not expected to file separate reports under the Exchange Act because (i) the Subsidiary Guarantors have jointly and severally guaranteed the Notes on a full and unconditional senior subordinated basis and (ii) separate financial statements and other disclosures concerning the Subsidiary Guarantors are not deemed to be material to investors.

    NO DEALER, SALESMAN OR ANY OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE EXCHANGE OFFER COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE EXCHANGE NOTES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY EXCHANGE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THE INFORMATION CONTAINED IN THIS PROSPECTUS SINCE THE DATE HEREOF.
                            ------------------------

    WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.
                            ------------------------

    This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents are available upon request from Vickie L. Capps, who may be contacted at 11995 El Camino Real, Suite 301, San Diego, California 92130, telephone (619) 793-2300. In order to ensure timely delivery of the documents, any request should be made by five business days prior to the Expiration Date.

                                    SUMMARY

    THE FOLLOWING SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY AND THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA OF THE COMPANY INCLUDED ELSEWHERE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE SET FORTH HEREIN, REFERENCES HEREIN TO "PRO FORMA" FINANCIAL DATA OF THE COMPANY ARE TO FINANCIAL DATA OF THE COMPANY WHICH GIVE EFFECT TO CERTAIN RECAPITALIZATION TRANSACTIONS DESCRIBED HEREIN THAT WERE EFFECTED BY THE COMPANY ON JUNE 11, 1997 (THE "RECAPITALIZATION TRANSACTIONS"), INCLUDING THE ISSUANCE OF THE OLD NOTES AND THE INCURRENCE OF INDEBTEDNESS UNDER THE NEW CREDIT AGREEMENT. THE COMPANY'S FISCAL YEAR ENDS ON SEPTEMBER 30. UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES TO THE "COMPANY" OR "WAVETEK" HEREIN SHALL BE TO WAVETEK CORPORATION AND ITS CONSOLIDATED SUBSIDIARIES.

                                  THE COMPANY

    Wavetek is a leading global designer, manufacturer and distributor of a broad range of electronic test instruments, with a primary focus on application-specific instruments for testing voice, video and data communications equipment and networks ("Communications Test"). The Company also designs, manufactures and distributes precision instruments to calibrate and test electronic equipment ("Calibration Instruments") and provides repair, upgrade and calibration services for its products on a worldwide basis ("Service"). The Company was acquired in 1991 by an investment group led by Dr. Terence J. Gooding ("Gooding") and consummated the Recapitalization Transactions in June 1997 with certain new equity investors. The Company has increased sales from $58.1 million in fiscal 1992 to $151.0 million in fiscal 1996, EBITDA (as defined) from $3.8 million in fiscal 1992 to $20.9 million in fiscal 1996 and net income from $2.9 million in fiscal 1992 to $13.5 million in fiscal 1996 by increasing its penetration of existing markets and by entering additional markets through new product introductions and acquisitions. For the latest twelve months ended June 30, 1997 ("LTM"), Wavetek had sales and EBITDA of $154.5 million and $22.3 million, respectively. Wavetek's LTM net income was $5.5 million after giving effect to a one-time charge of $4.3 million, net of tax, for stock option compensation related to the Recapitalization Transactions and LTM net loss on a pro forma basis was $2.0 million. As of June 30, 1997, the Company had a total stockholders' deficit of $73.0 million.

    Wavetek believes it has achieved its success by: (i) focusing on the $2.5 billion Communications Test market segment of the test instrument industry, which is expected to grow by approximately 10% per annum through 2001; (ii) identifying changing industry trends and customer needs and successfully introducing responsive new products on a timely basis; (iii) serving the increasing demand for application-specific, portable field service and maintenance equipment, which accounted for over 70% of the Company's LTM sales; and (iv) leveraging its operations and development capabilities outside the United States, where the Company generated 61% of its LTM sales. Wavetek believes that its product development capabilities, product quality, breadth of product line and geographic diversity should enable it to continue to expand its share of existing markets and successfully enter new markets.

    The Company's Communications Test products, which accounted for 75% of the Company's LTM sales, serve the cable television ("CATV"), wireless communications ("Wireless"), telecommunications ("Telecom"), local area network ("LAN") and general purpose hand-held electronic test tools ("Test Tools") market segments of the test instrument industry. The primary end users for the Company's Communications Test products are service, installation and maintenance personnel of CATV operators, wireless communications companies, telecommunications companies and data communications equipment installers. The Company's CATV products are used by CATV operators to diagnose and monitor CATV systems, test cable for signal quality and leakage and ensure the proper installation of new services such as cable modems. The Company's Wireless products are used by wireless operators, equipment manufacturers and retailers to test mobile phones during production, repair or at the point-of-sale and by wireless operators and equipment manufacturers to test base stations. The Company's Telecom products are used by telecommunications companies to install and maintain fiber optic cable. The Company's LAN products are used by LAN installation and service professionals to test LAN cables and connectors ("physical layer"). The Company's Test Tools products, primarily hand-held digital multimeters ("DMMs"), are used to test a wide variety of electronic and electrical equipment. The Company has strong competitive positions in its target markets and believes it is the worldwide market leader in the manufacture of CATV test equipment, the second largest supplier of hand-held DMMs and one of the five largest manufacturers of Wireless and physical layer LAN test equipment.

    The Company's Calibration Instruments products, which accounted for 17% of the Company's LTM sales, are used in metrology, engineering and manufacturing environments worldwide to calibrate electronic equipment and certify compliance with international standards. The Company believes it is the second largest global manufacturer of products used for: (i) calibrating and verifying the accuracy of voltage measuring equipment ("Calibration Sources"); and (ii) transferring the accuracy of voltage measurements from national standards laboratories to industry calibration laboratories ("Transfer Standards"). The Company's Calibration Instruments products also include high precision DMMs ("Precision DMMs"). The Company successfully competes in this market based on its technical expertise, relationships with national laboratories and product reputation.

    The Company's Service business, which accounted for 8% of the Company's LTM sales, provides repair, upgrade and calibration services for the Company's products through eight Wavetek service centers worldwide and an international network of independent representatives.

    Wavetek has global design, manufacturing, marketing and distribution capabilities through facilities located in the United States, the United Kingdom, France and Germany. The Company is committed to providing high quality manufacturing and has received or is in the process of receiving ISO 9000 certification (an international quality standard) for each of its manufacturing facilities. In addition, Wavetek supports its broad international base of over 5,000 customers with regional sales offices in San Diego, Indianapolis, Norwich, Paris, Munich, Vienna, Singapore, Hong Kong, Beijing and Shanghai. The Company's products are sold through direct sales teams in the United States, the United Kingdom, France and Germany and a global network of over 250 distributors and independent representatives.

                               BUSINESS STRATEGY

    Wavetek believes that it has achieved its strong position in the Communications Test and Calibration Instruments market segments by identifying changing industry trends and customer needs, and by successfully introducing high-quality, cost-effective, application-specific products to meet such needs on a timely basis. The Company's business strategy is to further enhance its strong position in these markets and to continue to increase sales and EBITDA through the following key initiatives:

    - FOCUS ON THE LARGE, RAPIDLY GROWING COMMUNICATIONS TEST SEGMENT. The Company generated 75% of its LTM sales from Communications Test products and intends to continue to focus on this segment of the test instrument industry. Prime Data, a market research firm, expects sales in the Communications Test market to grow at approximately 10% per annum from approximately $2.5 billion in 1996 to approximately $4.0 billion in 2001. The Company believes that the drivers of this growth include: (i) rapidly changing communications technology; (ii) growing demand for personal communications services (including mobile phones, interactive CATV and internet access); and (iii) increasing worldwide investment to build or upgrade data and communications infrastructure. Wavetek intends to capitalize on this large, rapidly growing market segment through its broad Communications Test product portfolio, extensive international presence and strong market positions in CATV, Wireless and LAN.

    - DEVELOP APPLICATION-SPECIFIC PRODUCTS FOR TARGET MARKETS ON A TIMELY BASIS. Wavetek's product development strategy is to: (i) focus on application-specific products that are responsive to customer needs; (ii) minimize development time in order to address rapidly changing technology; and (iii) leverage design efforts by generating multiple product line extensions from existing product platforms. Wavetek has a history of successful new product introductions, including eight new products in fiscal 1996, and the Company expects to introduce approximately ten new products in fiscal 1997.

    - MEET DEMAND FOR ENHANCED PORTABLE TEST INSTRUMENTS. The Company generated over 70% of its LTM sales from portable field service and maintenance equipment and intends to continue to focus on these types of products. The increasing complexity of communications technology is creating demand for field test equipment that incorporates enhanced measurement performance. Furthermore, service, installation and maintenance personnel are demanding smaller, more portable products that enable them to service systems and equipment in the field rather than at a service facility. As a result of its product design, manufacturing and distribution strengths in portable test instruments, the Company believes it will continue to benefit from these demand trends.

    - LEVERAGE INTERNATIONAL OPERATIONS AND DISTRIBUTION. The Company believes that international capital investment in communications infrastructure has provided and will continue to provide growth in the worldwide Communications Test market. Wavetek believes it is well-positioned to capitalize on this growth with its substantial international operations that include: (i) three foreign manufacturing facilities; (ii) established international sales and distribution channels; and (iii) approximately 450 employees located outside of the United States. The Company generated 61% of its LTM sales from customers outside the United States and believes its international operations should enable it to gain market share in existing international markets and successfully enter new markets, particularly in the Asia-Pacific, Eastern Europe and South America regions. Additionally, the Company believes that its strategic alliance formed in 1996 with Yokogawa Electric Corporation ("Yokogawa"), a leading Japanese process control and test and measurement company, coupled with the development of new products tailored for the Japanese market, will increase the Company's sales in Japan.

    - ENHANCE PROFITABILITY THROUGH CONTINUED IMPROVEMENT IN THE WIRELESS AND TELECOM BUSINESSES. Wavetek has taken measures to improve the operations of its Wireless and Telecom businesses, acquired in October 1994, including: (i) introducing new products with higher gross margins; (ii) rationalizing old, low margin businesses and products; (iii) reducing headcount; (iv) hiring new management; and (v) reducing marketing and selling expenses as a percentage of sales. As a result of these ongoing efforts, the Company has significantly improved the operating results of these acquired businesses. As new products with higher margins continue to replace older products, and as the Company makes additional cost improvements in its European manufacturing operations, the Company expects results from these businesses to continue to improve.

                           FINANCIAL CHARACTERISTICS

    The Company's business has the following financial characteristics:

    - DIVERSE AND GLOBAL CUSTOMER BASE. The Company has a broad international base of over 5,000 customers operating in a wide range of industries. In fiscal 1996, no customer represented more than 5% of the Company's sales, and the Company's top ten customers represented approximately 17% of sales. Customers outside the United States accounted for 61% of the Company's LTM sales. The Company believes that its diverse and global customer base should allow it to mitigate the impact of potential economic downturns in certain businesses or geographic areas.

    - STRONG SALES AND EBITDA GROWTH. The Company has increased sales from $58.1 million in fiscal 1992 to $151.0 million in fiscal 1996, EBITDA from $3.8 million in fiscal 1992 to $20.9 million in fiscal 1996 and net income from $2.9 million in fiscal 1992 to $13.5 million in fiscal 1996. During this period, the Company's EBITDA as a percentage of sales increased from 6.5% in fiscal 1992 to 13.9% in fiscal 1996 and the Company's net income as a percentage of sales increased from 4.9% in fiscal 1992 to 8.9% in fiscal 1996. The Company believes that this performance can be attributed to:

      (i) developing application-specific products to address market needs; (ii) acquiring and significantly improving the operations of its Wireless and Telecom businesses; (iii) consolidating manufacturing facilities; and (iv) increasing operating efficiencies.

    - LIMITED CAPITAL EXPENDITURES. The Company's business is not capital intensive and its management emphasizes a disciplined approach to capital expenditures and working capital management. The Company's primary capital expenditures in the past five years have been for upgrading manufacturing capabilities, purchasing tooling for new products and implementing a new management information systems infrastructure. Annual capital expenditures have averaged less than 2.5% of sales over the last five fiscal years and have recently increased primarily as a result of investment in new management information systems.

                             CORPORATE INFORMATION

    The Company was founded in San Diego in 1962 and completed its initial public offering in 1972. In June 1991, Wavetek was acquired by an investment group led by Gooding and reorganized under a new management team, with Gooding as Chairman and Chief Executive Officer. The Company has been privately held since that time.

    Since Gooding acquired the Company, it has completed two strategic acquisitions: (i) the Instrumentation Products Division of Beckman Industrial ("Beckman") in October 1992; and (ii) the Wireless and Telecom businesses of Schlumberger S.A. ("Schlumberger") in October 1994. Since 1992, the Company has divested two small non-strategic businesses and has discontinued certain non-core products. As part of its strategy for growth in the future, Wavetek intends to continue to evaluate the acquisition of complementary businesses that could expand its presence in new or existing product areas or geographic markets or create cost savings opportunities.

    The Company is a Delaware corporation. The Company's executive offices are located at 11995 El Camino Real, Suite 301, San Diego, California 92130 and its telephone number is (619) 793-2300.

                       THE RECAPITALIZATION TRANSACTIONS

    The Old Notes were originally issued in connection with the following Recapitalization Transactions: (i) DLJ Merchant Banking Partners II, L.P. and its affiliates ("DLJMB") and Green Equity Investors II, L.P. and its affiliates ("GEI" and, together with DLJMB, the "New Equity Investors") purchased shares of Common Stock from the Company, representing 49.7% of the Common Stock outstanding following the Recapitalization Transactions, for an aggregate of $43.5 million (the "New Equity Investment"); (ii) the Company issued the Old Notes; and (iii) the Company incurred indebtedness of $25.0 million under a five year and six month term loan facility and entered into a five year and six month revolving credit facility providing for borrowings up to $20.0 million (the "New Credit Agreement"). See "Description of Other Indebtedness -- New Credit Agreement." These proceeds were used to repurchase Common Stock from existing stockholders for an aggregate of $152.5 million and to make cash payments upon surrender of stock options by employees in an aggregate amount of $7.1 million. Gooding, Yokogawa and the other existing stockholders retained 50.3% of the shares of Common Stock outstanding following the Recapitalization Transactions. See "The Recapitalization Transactions" and "Ownership of Capital Stock."

                               THE EXCHANGE OFFER

The Exchange Offer..................  Up to $85,000,000 aggregate principal amount of New
                                      Notes are being offered in exchange for a like
                                      principal amount of Old Notes. The Company is making
                                      the Exchange Offer in order to satisfy its
                                      obligations under a registration rights agreement
                                      (the "Registration Rights Agreement") entered into
                                      between the Company and Donaldson, Lufkin & Jenrette
                                      Securities Corporation ("DLJ" or the "Initial
                                      Purchaser" in connection with the sale of the Old
                                      Notes. For a description of the procedures for
                                      tendering Old Notes, see "The Exchange Offer --
                                      Procedures For Tendering Old Notes."

Expiration Date.....................  5:00 p.m., New York City time, on October 29, 1997 unless the Exchange Offer is extended by the Company
                                      (in which case the term "Expiration Date" shall mean
                                      the latest date and time to which the Exchange Offer
                                      is extended). See
                                      "The Exchange Offer -- Expiration Date; Extensions;
                                      Amendments."

Conditions to the Exchange Offer....  The Exchange Offer is subject to certain conditions, which may be waived by the Company in its sole
                                      discretion. The Exchange Offer is not conditioned
                                      upon any minimum principal amount of Old Notes being
                                      tendered or accepted for exchange. See "The Exchange
                                      Offer -- Conditions to the Exchange Offer." The
                                      Company reserves the right in its sole discretion,
                                      subject to applicable law, at any time and from time
                                      to time, (i) to delay the acceptance of the Old Notes
                                      for exchange, (ii) to terminate the Exchange Offer if
                                      certain specified conditions have occurred or exist,
                                      (iii) to extend the Expiration Date of the Exchange
                                      Offer and retain all Old Notes tendered pursuant to
                                      the Exchange Offer, subject, however, to the right of
                                      holders of Old Notes to withdraw their tendered Old
                                      Notes, or (iv) to waive any condition or otherwise
                                      amend the terms of the Exchange Offer in any respect.
                                      See "The Exchange Offer -- Expiration Date;
                                      Extensions; Amendments."

Withdrawal Rights...................  Tenders of Old Notes may be withdrawn at any time on or prior to the Expiration Date by delivering a
                                      written notice of such withdrawal to the Exchange
                                      Agent in conformity with certain procedures set forth
                                      below under "The Exchange Offer -- Withdrawal
                                      Rights."

Procedures for Tendering Old          Tendering holders of Old Notes must complete and sign
  Notes.............................  a Letter of Transmittal in accordance with the instructions contained therein and forward the same
                                      by mail, facsimile or hand delivery, together with
                                      any other required documents, to the Exchange Agent,
                                      either with the Old Notes to be tendered or in
                                      compliance with the specified procedures for
                                      guaranteed delivery of Old Notes. Certain brokers,
                                      dealers, commercial banks, trust companies and other
                                      nominees may also effect tenders by book-entry
                                      transfer. Holders of Old

                                      Notes registered in the name of a broker, dealer,
                                      commercial bank, trust company or other nominee are
                                      urged to contact such person promptly if they wish to
                                      tender Old Notes pursuant to the Exchange Offer. See
                                      "The Exchange Offer -- Procedures for Tendering Old
                                      Notes."

                                      Letters of Transmittal and certificates representing
                                      Old Notes should not be sent to the Company. Such
                                      documents should only be sent to the Exchange Agent.
                                      Questions regarding how to tender and requests for
                                      information should be directed to the Exchange Agent.
                                      See "The Exchange Offer -- Exchange Agent."

Exchange Agent......................  The exchange agent with respect to the Exchange Offer is The Bank of New York (the "Exchange Agent"). The
                                      addresses, and telephone and facsimile numbers of the
                                      Exchange Agent are set forth in "The Exchange Offer
                                      -- Exchange Agent" and in the Letter of Transmittal.

Federal Income Tax Consequences.....  An exchange of Old Notes for New Notes will not be taxable to holders. See "The Exchange Offer --
                                      Federal Income Tax Consequences."

                                    TERMS OF THE NOTES

    The Exchange Offer applies to $85,000,000 aggregate principal amount of the Old Notes.
The terms of the New Notes are identical in all material respects to the respective terms of the Old Notes, except that the New Notes have been registered under the Securities Act and therefore will not be subject to certain restrictions on transfer applicable to the Old
Notes and will not be entitled to registration rights. The New Notes will be issued under the indenture governing the Old Notes. For a complete description of the terms of the New
Notes, see "Description of Notes."

Securities Offered..................  $85,000,000 aggregate principal amount of 10 1/8%
                                      Senior Subordinated Notes due 2007.

Use of Proceeds.....................  The Company will not receive any cash proceeds from the issuance of the New Notes offered hereby. See
                                      "Use of Proceeds."

Maturity............................  June 15, 2007.

Interest and Payment Dates..........  The Notes bear interest at the rate of 10 1/8% per annum, payable semi-annually on June 15 and December
                                      15 of each year, commencing on December 15, 1997.

Optional Redemption.................  On or after June 15, 2002, the Notes will be redeemable at the option of the Company, in whole or
                                      in part, at the redemption prices set forth herein,
                                      plus accrued and unpaid interest and Liquidated
                                      Damages, if any, to the date of redemption.
                                      Notwithstanding the foregoing, during the first three
                                      years after the Issue Date, the Company may redeem up
                                      to 33 1/3% of the aggregate principal amount of Notes
                                      originally issued with the net proceeds of one or
                                      more Public Equity Offerings at a redemption price of
                                      110.125% of the principal amount thereof, in each
                                      case plus accrued and unpaid interest and Liquidated
                                      Damages, if any, to the redemption date; PROVIDED,
                                      HOWEVER, that at least 66 2/3% of the

                                      aggregate principal amount of Notes originally issued
                                      remains outstanding immediately after such
                                      redemption. See "Description of Notes -- Optional
                                      Redemption."

Subsidiary Guarantees...............  The Notes are jointly and severally guaranteed on a full and unconditional senior subordinated basis by
                                      the Subsidiary Guarantors, which consist of all of
                                      the Company's current and future domestic
                                      subsidiaries. As of the date of this Prospectus,
                                      Wavetek U.S. Inc. is the only Subsidiary Guarantor.
                                      The Subsidiary Guarantees may be released under
                                      certain circumstances. See "Description of Notes --
                                      Subsidiary Guarantees."

Ranking.............................  The Notes are subordinated in right of payment to all existing and future Senior Debt of the Company,
                                      including borrowings under the New Credit Agreement.
                                      The Subsidiary Guarantees are subordinated in right
                                      of payment to all existing and future Senior Debt of
                                      the Subsidiary Guarantors, including guarantees of
                                      the New Credit Agreement. The Notes, the Subsidiary
                                      Guarantees and borrowings under the New Credit
                                      Agreement will be effectively subordinated to the
                                      indebtedness of the Foreign Subsidiaries. As of June
                                      30, 1997, the Company and its Subsidiary Guarantors
                                      had approximately $25.0 million of Senior Debt and
                                      the Foreign Subsidiaries had approximately $4.3
                                      million of outstanding debt, all of which effectively
                                      ranks senior to the Notes and the Subsidiary
                                      Guarantees. The Indenture permits the Company and its
                                      Subsidiaries to incur additional Indebtedness,
                                      including Senior Debt, subject to certain
                                      limitations, and prohibits the incurrence of any
                                      Indebtedness by the Company and the Subsidiary
                                      Guarantors that is senior to the Notes and the
                                      Subsidiary Guarantees, as the case may be, and
                                      subordinated to Senior Debt and Senior Debt of the
                                      Subsidiary Guarantors, as the case may be. See
                                      "Description of Notes -- Subordination," "-- Certain
                                      Covenants" and "Description of Other Indebtedness."

Change of Control...................  Upon the occurrence of a Change of Control, holders of the Notes will have the right to require the
                                      Company to purchase all or any part of their Notes at
                                      a price equal to 101% of the aggregate principal
                                      amount thereof, plus accrued and unpaid interest and
                                      Liquidated Damages, if any, to the date of purchase.
                                      It is possible that the Company may be prohibited
                                      from or unable to make payments due upon a Change in
                                      Control. See "Risk Factors -- Possible Inability to
                                      Purchase Notes Upon a Change in Control" and
                                      "Description of Notes -- Certain Covenants -- Change
                                      of Control."

Certain Covenants...................  The Indenture contains certain covenants that, among other things, limit the ability of the Company and
                                      its subsidiaries to: (i) pay dividends or make
                                      certain other Restricted Payments (as defined); (ii)
                                      incur additional Indebtedness (as defined); (iii)
                                      encumber or sell assets; (iv) enter into certain
                                      guarantees

                                      of Indebtedness; (v) enter into transactions with
                                      affiliates; and (vi) merge or consolidate with any
                                      other entity or to transfer or lease all or
                                      substantially all of their assets. In addition, under
                                      certain circumstances, the Company will be required
                                      to offer to purchase Notes at a price of 100% of the
                                      principal amount thereof, plus accrued and unpaid
                                      interest and Liquidated Damages, if any, to the date
                                      of purchase with the proceeds of certain Asset Sales
                                      (as defined). See "Description of Notes -- Certain
                                      Covenants."

Exchange Offer; Registration Rights;
  Liquidated Damages................  Pursuant to the Registration Rights Agreement, the
                                      Company agreed (i) to file a registration statement
                                      on or prior to 60 days after the Issue Date with
                                      respect to the Exchange Offer to issue the New Notes
                                      in exchange for the Old Notes and (ii) to use its
                                      best efforts to cause the Exchange Offer Registration
                                      Statement to be declared effective by the Commission
                                      on or prior to 120 days after the Issue Date. The
                                      Exchange Offer is being made to satisfy the
                                      contractual obligations of the Company under the
                                      Registration Rights Agreement. In certain
                                      circumstances, the Company will be required to
                                      provide a shelf registration statement to cover
                                      resales of the Old Notes by the holders thereof. If
                                      the Company fails to satisfy these registration
                                      obligations, it will be required to pay liquidated
                                      damages ("Liquidated Damages") to the Holders of Old
                                      Notes under certain circumstances. See "Description
                                      of Notes -- Registration Rights; Liquidated Damages."
                                      The New Notes will not be entitled to registration
                                      rights.

                                  RISK FACTORS

    For a discussion of certain matters that should be considered by holders of Old Notes before tendering their Old Notes for the New Notes offered hereby, see "Risk Factors."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following summary consolidated financial data for the fiscal years ended September 30, 1994, 1995 and 1996 are derived from the audited consolidated financial statements of the Company. The summary historical financial data of the Company for the nine month periods ended June 30, 1996 and 1997 and as of and for the twelve months ended June 30, 1997 are derived from the unaudited consolidated financial statements of the Company. The pro forma financial data for the twelve months ended June 30, 1997 is derived from the Unaudited Pro Forma Consolidated Financial Data of the Company. The summary consolidated financial data should be read in conjunction with the consolidated financial statements of the Company and the Unaudited Pro Forma Consolidated Financial Data of the Company included elsewhere herein.

                                                                                                              TWELVE
                                                                                      NINE MONTHS ENDED       MONTHS
                                                 FISCAL YEARS ENDED SEPTEMBER 30,          JUNE 30,           ENDED
                                                ----------------------------------  ----------------------   JUNE 30,
                                                   1994        1995        1996        1996        1997        1997
                                                ----------  ----------  ----------  ----------  ----------  ----------
                                                                        (DOLLARS IN THOUSANDS)
STATEMENT OF INCOME DATA:
Sales.........................................  $   74,815  $  133,619  $  150,993  $  115,181  $  118,700  $  154,512
Gross margin..................................      33,442      60,970      78,629      59,402      63,221      82,448
Operating expenses............................      27,911      54,073      62,558      45,068      47,426      64,916
Operating income..............................       5,531       6,897      16,071      14,334       8,734      10,471
Net income (1)................................       3,710       3,069      13,475      12,436       4,451       5,490

OTHER FINANCIAL DATA:
EBITDA (2)....................................  $    7,141  $    9,944  $   20,933  $   16,988  $   18,327  $   22,272
Stock option compensation related to
  recapitalization (3)........................          --          --          --          --       7,061       7,061
Provision for restructuring operations (4)....          --          --       1,832         188          --       1,644
Depreciation and amortization expense.........       1,610       3,047       3,030       2,466       2,532       3,096
Capital expenditures..........................       1,332       2,920       4,544       3,207       4,784       6,121
EBITDA as a percentage of sales...............        9.5%        7.4%       13.9%       14.7%       15.4%       14.4%
Ratio of earnings to fixed charges (5)........        5.3x        2.8x        9.9x       11.4x        5.4x        5.2x
Cash flows provided by (used in):
  Operating activities........................       6,447      12,548      15,076      10,431       7,031      11,676
  Investing activities........................          53     (20,383)     (3,950)     (2,597)     (7,562)     (8,915)
  Financing activities........................      (6,367)      7,682      (8,643)     (7,478)     (1,379)     (2,544)

PRO FORMA DATA (6):
Interest expense..............................                          $   11,933  $    8,980  $    8,739  $   11,692
Income (loss) before provision for income
  taxes.......................................                               3,269       4,965        (612)     (2,308)
Net income (loss).............................                               3,200       4,861        (381)     (2,042)
Ratio of EBITDA to interest expense...........                                1.8x        1.9x        2.1x        1.9x
Ratio of earnings to fixed charges (5)........                                1.3x        1.5x            (7)           (7)
Ratio of net debt to EBITDA (8)...............                                                                    5.0x

                                                                                AS OF JUNE 30, 1997
                                                                               ---------------------
                                                                                    (DOLLARS IN
                                                                                    THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents (9).............                                           $  7,059
Total assets..............................                                            79,963
Total debt................................                                            118,360
Stockholders' deficit.....................                                           (72,969)

                                                   (SEE NOTES ON FOLLOWING PAGE)

------------------------

(1) The Company's net income for fiscal 1994, 1995 and 1996 and the nine months ended June 30, 1996 and 1997 was favorably impacted because the Company's provisions for income taxes were lower in those periods than the amounts calculated using statutory rates due to the utilization of certain net operating loss carryforwards and reductions in certain valuation allowances provided in prior years due to uncertainties regarding the realization of certain deferred tax assets. In fiscal 1996, a tax benefit of $6.2 million was realized due to the reductions of certain valuation allowances which were recorded as of the end of fiscal 1995. See Note 11 to the Company's Consolidated Financial Statements included elsewhere herein.

(2) EBITDA is operating income plus depreciation and amortization expense, stock option compensation related to recapitalization and provision for restructuring operations. The Company's definition of EBITDA is consistent with the definition of Consolidated Cash Flow in the Indenture. While EBITDA should not be construed as a substitute for income from operations, net income or cash flows from operating activities in analyzing the Company's operating performance, financial position or cash flows, the Company has included EBITDA because it may be used as an indicator of compliance with certain covenants in the Indenture and the New Credit Agreement and is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance, leverage and liquidity and to determine a Company's ability to service debt. EBITDA as presented by the Company herein may not be comparable to similarly titled measures reported by other companies. In addition, the amount reported by the Company as EBITDA may not be fully available for management's discretionary use due to the Company's needs to conserve funds for debt service, capital expenditures and other commitments. See "Description of Notes -- Certain Covenants" and "-- Certain Definitions."

(3) In connection with the Recapitalization Transactions, the Company made cash payments upon the surrender of stock options by employees in an aggregate amount of $7.1 million. This amount is included in operating expenses for the nine month period ended June 30, 1997.

(4) In fiscal 1996, the Company initiated a plan to restructure certain corporate management functions, its European manufacturing, service and sales activities, and its San Diego manufacturing activities. The restructuring costs primarily include expenses for employee severance and closedown of certain manufacturing operations. The restructuring is expected to be completed during fiscal 1997.

(5) For purposes of computing this ratio, earnings consist of income before provision for income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of deferred debt issuance costs and one-third of the rent expense from operating leases, which management believes is a reasonable approximation of the interest factor of the rent.

(6) See "Unaudited Pro Forma Consolidated Financial Data."

(7) For the nine months ended June 30, 1997 and the twelve months ended June 30, 1997, pro forma earnings were inadequate to cover pro forma fixed charges by $0.6 million and $2.3 million, respectively.

(8) Net debt is total debt less cash and cash equivalents and short-term investments. As of June 30, 1997, net debt was $111.3 million.

(9) Cash and cash equivalents includes short-term investments of $3.0 million, which are comprised primarily of U.S. Treasury securities and guaranteed obligations of the U.S. government or its agencies with original maturities between 3 and 12 months.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, BEFORE TENDERING THEIR OLD NOTES FOR THE NEW NOTES OFFERED HEREBY, HOLDERS OF OLD NOTES SHOULD CONSIDER CAREFULLY THE FOLLOWING MATTERS, WHICH (OTHER THAN "CONSEQUENCES OF EXCHANGE AND FAILURE TO EXCHANGE OLD NOTES" AND "ABSENCE OF PUBLIC MARKET") ARE GENERALLY APPLICABLE TO THE OLD NOTES AS WELL AS THE NEW NOTES.

IMPACT OF THE COMPANY'S HIGH LEVERAGE ON ITS BUSINESS AND CASH FLOWS

    As a result of the Recapitalization Transactions, the Company became highly leveraged. As of June 30, 1997, including the issuance of the Old Notes and incurrence of Indebtedness under the New Credit Agreement, the Company had approximately $114.1 million of outstanding debt, of which $25.0 million was Senior Debt. In addition, the Company's foreign subsidiaries ("Foreign Subsidiaries") had approximately $4.3 million in outstanding debt, which debt was effectively senior to the Notes. See "Capitalization." At June 30, 1997, the Company's total debt was $118.4 million and the Company had a total stockholders' deficit of $73.0 million. This leverage, together with restrictions in the New Credit Agreement and the Indenture, may limit the Company's ability to obtain additional debt financing in the future, to implement its business strategies, to pursue strategic acquisitions or to respond to changing business and economic conditions. In addition, required payments of principal and interest on the Company's debt are expected to be financed from operating cash flow, thus limiting the availability of such cash flow for other corporate purposes. The Company's ability to generate sufficient cash to meet its obligations is subject to many factors, certain of which are beyond its control, including economic conditions, competition, technological changes and regulatory standards. In addition, the Company depends on dividends from its operating subsidiaries to generate income to meet its debt obligations. While the Company believes that, based on current levels of operations and anticipated growth, its cash flow from operations, together with funds available under its revolving credit facility under the New Credit Agreement will be adequate to meet its obligations, there can be no assurance that its actual cash flow will in fact be sufficient to service its debt. For the nine months and the twelve months ended June 30, 1997, pro forma net loss was $0.4 million and $2.0 million, respectively, and earnings were inadequate to cover pro forma fixed charges by $0.6 million and $2.3 million, respectively. In the event the Company's operating cash flow and working capital are not sufficient to fund the Company's expenditures or to service its debt, including the Notes and borrowings under the New Credit Agreement, the Company would be required to raise additional funds through the sale of capital stock or assets or the refinancing of all or part of its debt. There can be no assurance that any of these sources of funds would be available in amounts sufficient for the Company to meet its obligations. All current and future domestic subsidiaries of the Company unconditionally guarantee the obligations under the New Credit Agreement. In addition, all loans are secured by a lien on substantially all existing and after-acquired property of the Company and its current and future domestic subsidiaries, including a pledge of 100% of the stock of all domestic subsidiaries of the Company, 65% of the stock of all foreign subsidiaries of the Company and all intercompany loans from the Company to the Foreign Subsidiaries. See "Description of Notes" and "Description of Other Indebtedness."

RANKING

    The Notes are subordinated in right of payment to all existing and future Senior Debt of the Company, including borrowings under the New Credit Agreement. The Subsidiary Guarantees are subordinated in right of payment to all existing and future Senior Debt of the Subsidiary Guarantors, including guarantees of the New Credit Agreement. The Notes, the Subsidiary Guarantees and borrowings under the New Credit Agreement are effectively subordinated to the indebtedness of the Foreign Subsidiaries.

    As of June 30, 1997, the Company and its Subsidiary Guarantors had approximately $25.0 million of Senior Debt and the Foreign Subsidiaries had approximately $4.3 million of outstanding debt, all of which effectively ranks senior to the Notes and the Subsidiary Guarantees. In the event of a bankruptcy, liquidation, dissolution, reorganization or other winding up of the Company or any of the Subsidiary Guarantors, the assets of the Company or the Subsidiary Guarantors, as the case may be, will be available to pay the Notes and the Subsidiary Guarantees only after all Senior Debt has been paid in full, and there may not be sufficient assets remaining to pay amounts due on the Notes or Subsidiary Guarantees. Additional Senior Debt may be incurred by the Company and its subsidiaries from time to time, subject to certain restrictions. See "Description of Notes -- Subordination," "-- Certain Covenants" and "Description of Other Indebtedness."

COMPETITION

    The Company operates in markets that are highly competitive, and the Company expects that competition will increase in the future. Some of the industries in which the Company operates are characterized by rapid technological advances and emerging industry standards. Failure to keep pace with technological advances could adversely affect the Company's competitive positions and results of operations. The Company competes primarily on the basis of technology, performance, price, brand identity, quality, reliability, distribution and customer service and support. To remain competitive, the Company must continue to develop new products, periodically enhance its existing products and compete effectively in the areas described above. Although the Company believes its products are competitive in each of these areas, there can be no assurance that existing or future competitors, some of which have greater financial resources than the Company, will not introduce comparable or superior products incorporating more advanced technology at lower prices. The Company's competitors are numerous, ranging from some of the world's largest corporations to many relatively small and highly specialized firms. Although no single company competes in all of the Company's product markets, some of the major competitors which compete in the individual product markets include Anritsu Corporation, Fluke Corporation, Hewlett-Packard Company, Microtest, Inc., Rhode & Schwartz, Inc. and Tektronix, Inc. Some of these competitors have more extensive engineering, manufacturing and marketing capabilities and substantially greater financial, technological and personnel resources than the Company. See "Business -- Competition."

DEPENDENCE ON NEW PRODUCTS AND TECHNOLOGICAL CHANGE

    The communications industry is characterized by large communications service providers competing with opposing technologies, some but not all of which are served by the Company's equipment. To the extent that certain of these opposing technologies are in direct competition and some communications service providers will gain at the expense of others, the markets for the Company's products may be affected adversely if those technologies not served by the Company are more successful. Such changes in market demand may require the Company to develop new products or expand into new markets or technologies. Wavetek has a history of successful new product introductions, including eight new products in fiscal 1996, and the Company expects to introduce approximately ten new products in fiscal 1997. While the Company is currently evaluating a number of potential new products, some of which will address emerging technologies, there can be no assurance that these products will be successful or profitable. The Company typically spends 8-10% of total sales revenue in its new product development activities.

    The Company participates in markets where timely introduction of new products is critical to the success and market acceptance of the products. The Company's new product development programs are subject to delays due to unforeseen complexities in the design of the products that arise during the development process. When encountered, these complexities may cause delays in product introductions or costly design modifications which could have a material adverse impact on the Company.

    The typical life cycle of the Company's products ranges from three years to ten years, and averages approximately five years. The Company plans the timing of its new product introductions to take into consideration the impact that such introductions will have on the life cycles of its existing products and to mitigate the Company's exposure to loss from excess or obsolete inventory related to products at the end of their life cycles and exposure to lost revenues from declining products for which no new or replacement products are available. The Company does not have any material exposure to excess or obsolete inventories or lost revenues at the present time, but there can be no assurance that the Company will continue to be successful in managing such risks. See "Business -- Product Development."

DEPENDENCE ON PROPRIETARY RIGHTS

    The Company's success and ability to compete depends in part upon protecting its proprietary technology. There can be no assurance that the steps taken by the Company will be adequate to deter misappropriation or independent third-party development of its technology or that its intellectual property rights can be successfully enforced or defended if challenged. Given the rapid development of technology, there can be no assurance that certain aspects of the Company's products do not or will not infringe upon the existing or future proprietary rights of others or that, if licenses or rights are required to avoid infringement, such licenses or rights could be obtained or obtained on terms that would not have a material adverse effect on the Company. See "Business -- Intellectual Property."

    The Company is a defendant in a litigation alleging that the design of certain models of hand-held DMMs formerly sold by the Company violated the trade dress rights of another competitor and in a recently filed patent infringement litigation involving certain limited CATV products. The Company does not believe that the likely outcome of either action will have a material adverse impact on the Company or its ability to develop new products.

    In addition, the Company has been notified by two competitors that they believe that certain of the Company's CATV products, including in one case, its Stealth line of products, infringe patents that have been issued to each of them. The Company has investigated or is currently investigating the validity of those two claims. Neither competitor has commenced litigation against the Company and, in each case, the Company has been engaged in an exchange of correspondence with the patent owner regarding the substance of the claims of infringement. Based upon its investigation to date, the Company believes that both of these claims can be resolved in a manner that will not have a material adverse impact on the Company. However, there can be no assurance that either or both of these competitors will not initiate litigation against the Company and may not prevail in such litigation. To the extent that the Company does not prevail in any such litigation or either or both of these claims are proven, the Company could be required to: (i) redesign existing or future products so that they do not use the rights covered by the patent rights in question; (ii) negotiate licenses or other rights to use those patent rights; (iii) withdraw existing products or not introduce future products that are covered by those patent rights; or (iv) pay damages for any past infringement, any and all of which could have a material adverse impact on the Company. See "Business -- Legal Proceedings."

RELIANCE ON SUPPLIERS

    A portion of the Company's manufacturing operations is dependent on the ability of suppliers to deliver completed products, integral sub-assemblies or components in time to meet critical distribution and manufacturing schedules. The Company periodically experiences constrained supply of certain component parts in some product lines as a result of strong demand in those product lines as well as strong demand in the industry. Continued constraints may adversely affect the Company's operating results until alternate sourcing is developed.

    Although the Company attempts to use common, multi-source components throughout its design, certain technological requirements may necessitate the use of single-source, unique components. The Company attempts to minimize its exposures on these components through careful vendor qualification and purchasing, though risk exists that these parts may become obsolete, necessitating re-design or withdrawal of product from the market. See "Business -- Manufacturing."

RELIANCE ON DISTRIBUTION CHANNELS

    Changing industry practices and customer preferences require the Company to expand into new distribution channels. As more of the Company's products are distributed through distributors and independent representatives, these channels become more critical to the Company's success. Some of these distributors are thinly capitalized and may be unable to withstand changes in business conditions. The Company's financial results could be adversely affected in the event that the financial condition of these distributors weakens. See "Business -- Sales and Distribution."

FACTORS AFFECTING CATV SALES

    Demand for test equipment for CATV networks has historically depended primarily upon capital spending cycles by CATV operators for constructing, rebuilding, upgrading and maintaining their systems. Sales of the Company's CATV products accounted for approximately 28% of the Company's LTM sales. Such capital spending by CATV operators is affected by a variety of factors including general economic conditions, access by CATV operators to financing, changes in governmental regulation of the CATV industry, competitive pressures, advances in technology and alternatives to CATV. Over the last year, certain CATV operators in the United States, including Tele-Communications, Inc. ("TCI"), one of the Company's largest customers in fiscal 1996, have begun to slow down their equipment spending. There can be no assurance that capital spending by CATV operators will not be further reduced in the future, adversely affecting the demand for the Company's CATV products.

PERIODIC FLUCTUATIONS

    The Company's LTM sales occurred in the following percentages in each of the last four quarters: 23% for the quarter ended September 30, 1996; 27% for the quarter ended December 31, 1996; 26% for the quarter ended March 31, 1997; and 24% for the quarter ended June 30, 1997. A variety of factors may cause period-to-period fluctuations in the operating results of the Company. Such factors include, but are not limited to, product mix, European summer holidays and other seasonal influences, competitive pricing pressures, materials costs, currency fluctuations, revenue and expenses related to new products and enhancements of existing products, as well as delays in customer purchases in anticipation of the introduction of new products or product enhancements by the Company or its competitors. The majority of the Company's revenues in each quarter results from orders received in that quarter. As a result, the Company establishes its production, inventory and operating expenditure levels based on anticipated revenue levels. Thus, if sales do not occur when expected, expenditure levels could be disproportionately high and operating results for that quarter, and potentially future quarters, would be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Periodic Fluctuations."

INTERNATIONAL SALES AND REGULATORY STANDARDS

    Customers outside of the United States accounted for approximately 61% of the Company's LTM sales. The Company expects that international sales will continue to represent a significant percentage of its total sales in the future. The communications industry is characterized by proprietary standards that vary from region to region around the world and may evolve rapidly with time, in a divergent manner from region to region. Several of the Company's product lines address technologies where meeting current global standards, as well as changes in those standards, is critical to competing successfully in the market. As the number of such competing standards grows, the Company may find that is does not have adequate resources to maintain products which address all significant standards, resulting in an adverse effect on the Company. The Company's international business may be affected by changes in demand resulting from fluctuations in currency exchange rates as well as other risks such as tariff regulations and difficulties in obtaining export licenses. In addition, the ability of certain of the Company's customers to access the currencies in which the Company sells its products may have an adverse effect on their ability to purchase the Company's products. The Company periodically uses forward exchange contracts to hedge certain transactions denominated in foreign currencies. No such contracts are entered for speculative purposes. At June 30, 1997, the Company had no material forward exchange contracts outstanding. See "Business -- Sales and Distribution" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY PERSONNEL

    The Company's success depends upon the continued contributions of its officers and key personnel, many of whom, including Gooding, the Company's Chairman and Chief Executive Officer, and Derek T. Morikawa ("Morikawa"), the Company's President and Chief Operating Officer, would be difficult to replace. Although the Company has entered into executive severance agreements with such officers in connection with the Recapitalization Transactions, the loss of either could have a material adverse effect on the Company. The Company's continued growth depends on its ability to attract and retain skilled employees. See "Management."

VOTING CONTROL BY OFFICERS, DIRECTORS AND AFFILIATES

    DLJMB, Gooding and GEI beneficially own 34.3%, 31.3% and 15.4%, respectively, of the outstanding shares of Common Stock. Accordingly, together, DLJMB, Gooding and GEI have the ability to elect all of the Company's directors, and to control corporate actions requiring stockholder approval. Such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company. In addition, all of the stockholders of the Company have entered into a stockholders agreement (the "Stockholders Agreement") with respect to election of directors, transfer restrictions on shares of Common Stock, rights of first offer for the sale of shares and certain other matters. See "The Recapitalization Transactions," "Management -- Executive Officers and Directors," "Ownership of Capital Stock" and "Certain Relationships and Related Transactions."

FRAUDULENT CONVEYANCE MATTERS

    Various fraudulent conveyance laws enacted for the protection of creditors may apply to the incurrence of indebtedness by the Company in the Recapitalization Transactions, including the issuance of the Old Notes and the Subsidiary Guarantees. To the extent that a court were to find that (x) such indebtedness or guarantees were incurred by the Company or a Subsidiary Guarantor with intent to hinder, delay or defraud any present or future creditor or the Company or the Subsidiary Guarantor contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others or (y) the Company or the Subsidiary Guarantor did not receive fair consideration or reasonably equivalent value for issuing such indebtedness or guarantee and the Company or the Subsidiary Guarantor (i) was insolvent, (ii) was rendered insolvent by reason of such issuance, (iii) was engaged or about to engage in a business or transaction for which the remaining assets of the Company or Subsidiary Guarantor constituted unreasonably small capital to carry on its business or (iv) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, the court could avoid or subordinate the Notes or the Subsidiary Guarantee in favor of the Company's or the Subsidiary Guarantor's creditors. Among other things, a legal challenge of the Notes or a Subsidiary Guarantee may focus on the benefits, if any, realized by the Company or the Subsidiary Guarantor as a result of the Company's issuance of the Notes or the Subsidiary Guarantor's issuance of its Subsidiary Guarantee.

    The Indenture contains a savings clause, which generally limits the obligations of any Subsidiary Guarantor under its Subsidiary Guarantee to the maximum amount as will, after giving effect to all of the liabilities of such Subsidiary Guarantor, result in such obligations not constituting a fraudulent conveyance. To the extent any Subsidiary Guarantee was avoided or limited as a fraudulent conveyance or held unenforceable for any other reason, holders of the Notes would cease to have any claim against such Subsidiary Guarantor and would be creditors solely of Wavetek Corporation. In such event, the claims of holders of the Notes against such Subsidiary Guarantor would be subject to the prior payment of all liabilities (including trade payables) of such Subsidiary Guarantor. There can be no assurance that, after providing for all prior claims, there would be sufficient assets to satisfy the claims of the holders of the Notes relating to any avoided portion of the Subsidiary Guarantees.

    The measure of insolvency for the purposes of the foregoing considerations will vary depending upon the law applied in any such proceeding. Generally, however, a company may be considered insolvent if the sum of its debts, including contingent liabilities, is greater than the fair marketable value of all of its assets at a fair valuation or if the present fair marketable value of its assets is less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature. Based upon the Company's business and strategy and its financial condition and results of operations, the Company believes that the Notes and the Subsidiary Guarantees are being incurred for proper purposes and in good faith and that the Company and the Subsidiary Guarantors are solvent and will continue to be solvent after issuing the Notes and the Subsidiary Guarantees, will have sufficient capital for carrying on their respective businesses after such issuance and will be able to pay their debts as they mature. There can be no assurance, however, that a court passing on such standards would agree with such beliefs. See "Description of Notes -- Subsidiary Guarantees."

FOREIGN SUBSIDIARIES

    The Indenture and the New Credit Agreement permit the Company and its subsidiaries to make investments in, and intercompany loans to, the Foreign Subsidiaries. Payments to the Company or its other subsidiaries by such Foreign Subsidiaries, including the payment of dividends, redemption of capital stock or repayment of such intercompany loans, may be restricted by the credit agreements of the Foreign Subsidiaries. The Company's inability to make such payments or repatriate such monies may have a material adverse effect on the Company's ability to pay interest or Liquidated Damages, if any, on or principal of the Notes when due. In addition, in the event of a liquidation, bankruptcy or reorganization of the Company, the right of the Company to collect amounts owed to it by the Foreign Subsidiaries may be similarly restricted. All intercompany loans from the Company to the Foreign Subsidiaries are pledged to the lenders under the New Credit Agreement.

POSSIBLE INABILITY TO PURCHASE NOTES UPON A CHANGE OF CONTROL

    The New Credit Agreement prohibits the Company from purchasing Notes and also provides that certain change of control events with respect to the Company would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In addition, it is possible that the Company will not have sufficient funds to make the payments due upon a Change of Control. In either such case, the Company's failure to purchase tendered Notes would constitute an event of default under the Indenture which would, in turn, constitute a default under the New Credit Agreement. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of Notes. See "Description of Notes -- Certain Covenants -- Change of Control" and "Description of Other Indebtedness -- New Credit Agreement."

ABSENCE OF PUBLIC MARKET FOR THE NOTES

    There is no active trading market for the Notes and there can be no assurance as to the liquidity of any markets that may develop for the Notes, the ability of holders of the Notes to sell their Notes, or the price at which holders would be able to sell their Notes. Future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities. The Initial Purchaser has advised the Company that it currently intends to make a market in the Notes. However, the Initial Purchaser is not obligated to do so and any market-making may be discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. The Company does not intend to apply for listing of the Notes on any securities exchange.

CONSEQUENCES OF EXCHANGE AND FAILURE TO EXCHANGE OLD NOTES

    Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to all of the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold within the United States or to United States Persons (as such terms are defined under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The Company does not intend to register the Old Notes under the Securities Act, and such Old Notes will not be entitled to any further registration rights under the Registration Rights Agreement. In addition, any holder of Old Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent Old Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for the Old Notes could be adversely affected. See "The Exchange Offer," "Description of the Notes -- Registration Covenant; Exchange Offer" and "Plan of Distribution."

                       THE RECAPITALIZATION TRANSACTIONS

    The Old Notes were originally issued in connection with the following Recapitalization Transactions: (i) the New Equity Investors purchased shares of Common Stock from the Company, representing 49.7% of the Common Stock outstanding following the Recapitalization Transactions, for an aggregate of $43.5 million; (ii) the Company issued the Old Notes; and (iii) the Company incurred indebtedness under the New Credit Agreement of approximately $25.0 million under a five year and six month term loan facility and entered into a five year and six month revolving credit facility providing for borrowings up to $20.0 million. See "Description of Other Indebtedness -- New Credit Agreement." These proceeds were used to repurchase shares of Common Stock and Class B Common Stock from existing stockholders for an aggregate of $152.5 million. All of the outstanding Class B Common Stock were repurchased and retired, leaving only Common Stock outstanding. An amendment to the Company's Certificate of Incorporation was filed, eliminating the two classes of common stock in favor of one class with identical rights, preferences and privileges, and effecting a 10 for 1 stock split. Gooding, Yokogawa and certain other existing stockholders retained 50.3% of the Common Stock outstanding following the Recapitalization Transactions. See "Ownership of Capital Stock."

                                USE OF PROCEEDS

    The Company will not receive any cash proceeds from the issuance of the New Notes offered hereby. The proceeds to the Company from the Old Notes, together with the other sources of funds in the Recapitalization Transactions, were used to: (i) repurchase shares of Common Stock and Class B Common Stock from existing stockholders; (ii) make cash payments upon surrender of stock options; and (iii) pay fees and expenses of the Recapitalization Transactions. See "The Recapitalization Transactions" and "Capitalization."

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

    In connection with the sale of the Old Notes, the Company and the Initial Purchaser entered into the Registration Rights Agreement, pursuant to which the Company agreed to file and to use its best efforts to cause to be declared effective by the Commission a registration statement with respect to the exchange of the Old Notes for New Notes with terms identical in all material respects to the terms of the Old Notes. See "Description of Notes--Registration Rights; Liquidated Damages."

    The Exchange Offer is being made to satisfy the contractual obligations of the Company under the Registration Rights Agreement. The terms of the New Notes are identical in all material respects to the respective terms of the Old Notes, except that the New Notes have been registered under the Securities Act and therefore will not be subject to certain restrictions on transfer applicable to the Old Notes and will not be entitled to registration rights.

    Unless the context requires otherwise, the term "holder" with respect to the Exchange Offer means any person in whose name the Old Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from the registered holder, or any person whose Old Notes are held of record by Cede & Co. who desires to deliver such Old Notes by book-entry transfer at The Depository Trust Company ("DTC").

    Pursuant to the Exchange Offer, the Company will exchange as soon as practicable after the date hereof the Old Subsidiary Guarantee for the New Subsidiary Guarantee. The New Subsidiary Guarantee has been registered under the Securities Act.

TERMS OF EXCHANGE

    The Company hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, to exchange up to $85,000,000 aggregate principal amount of New Notes for a like aggregate principal amount of Old Notes properly tendered on or prior to the Expiration Date and not properly withdrawn in accordance with the procedures described below. The Company will issue, promptly after the Expiration Date, an aggregate principal amount of up to $85,000,000 of New Notes in exchange for a like principal amount of outstanding Old Notes tendered and accepted in connection with the Exchange Offer. The terms of the New Notes are identical in all material respects to the terms of the Old Notes for which they may be exchanged pursuant to the Exchange Offer, except that (i) the New Notes will generally be freely transferable by holders thereof and (ii) the holders of the New Notes will not be entitled to registration rights under the Registration Rights Agreement. See "Description of Notes -- Registration Rights; Liquidated Damages." The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture. See "Description of Notes."

    The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered. As of the date of this Prospectus, $85,000,000 aggregate principal amount of Old Notes is outstanding.

    Old Notes which are not tendered for or are tendered but not accepted in connection with the Exchange Offer will remain outstanding and be entitled to the benefits of the Indenture, but will not be entitled to any further registration rights under the Registration Rights Agreement. See "Risk Factors Consequences of a Failure to Exchange Old Notes" and "Description of Old Notes."

    If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof promptly after the Expiration Date.

    Holders who tender Old Notes in connection with the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes in connection with the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "-- Fees and Expenses."

    THE BOARD OF DIRECTORS OF THE COMPANY MAKES NO RECOMMENDATIONS TO HOLDERS OF OLD NOTES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ALL OR ANY PORTION OF THEIR OLD NOTES PURSUANT TO THE EXCHANGE OFFER. IN ADDITION, NO ONE HAS BEEN AUTHORIZED TO MAKE ANY SUCH RECOMMENDATION. HOLDERS OF OLD NOTES MUST MAKE THEIR OWN DECISION WHETHER TO TENDER PURSUANT TO THE EXCHANGE OFFER AND, IF SO, THE AGGREGATE AMOUNT OF OLD NOTES TO TENDER AFTER READING THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL AND CONSULTING WITH THEIR ADVISERS, IF ANY, BASED ON THEIR OWN FINANCIAL POSITION AND REQUIREMENTS.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

    The Exchange Officer will expire on the Expiration Date. The term "Expiration Date" means 5:00 p.m., New York City time, on October 29, 1997, unless the Exchange Offer is extended by the Company (in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended).

    The Company expressly reserves the right in its sole discretion, subject to applicable law, at any time and from time to time, (i) to delay the acceptance of the Old Notes for exchange, (ii) to terminate the Exchange Offer (whether or not any Old Notes have theretofore been accepted for exchange) if the

Company determines, in its sole discretion, that any of the events or conditions referred to under " Conditions to the Exchange Offer" have occurred or exist,
(iii) to extend the Expiration Date of the Exchange Offer and retain all Old Notes tendered pursuant to the Exchange Offer, subject, however, to the right of holders of Old Notes to withdraw their tendered Old Notes as described under " Withdrawal Rights," and (iv) to waive any condition or otherwise amend the terms of the Exchange Offer in any respect. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, or if the Company waives a material condition of the Exchange Offer, the Company will promptly disclose such amendment by means of an amended or supplemented Prospectus that will be distributed to the registered holders of the Old Notes, and the Company will extend the Exchange Offer to the extent required by Rule 14e-1 under the Exchange Act.

    Any such delay in acceptance, extension, termination or amendment will be followed promptly by oral or written notice thereof to the Exchange Agent and by making a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Company may choose to make any public announcement and subject to applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to an appropriate news agency.

ACCEPTANCE FOR EXCHANGE AND ISSUANCE OF NEW NOTES

    Upon the terms and subject to the conditions of the Exchange Offer, the Company will exchange, and will issue to the Exchange Agent, New Notes for Old Notes validly tendered and not withdrawn (pursuant to the withdrawal rights described under "-- Withdrawal Rights") promptly after the Expiration Date.

    In all cases, delivery of New Notes in exchange for Old Notes tendered and accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of (i) Old Notes or a book-entry confirmation of a book-entry transfer of Old Notes into the Exchange Agent's account at DTC, including an Agent's Message if the tendering holder has not delivered a Letter of Transmittal, (ii) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees or (in the case of a book-entry transfer) an Agent's Message in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal.

    The term "book-entry confirmation" means a timely confirmation of a book-entry transfer of Old Notes into the Exchange Agent's account at DTC. The term "Agent's Message" means a message, transmitted by DTC to and received by the Exchange Agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant, which acknowledgment states that such participant has received and agrees to be bound by the Letter of Transmittal and that the Company may enforce such Letter of Transmittal against such participant.

    Subject to the terms and conditions of the Exchange Offer, the Company will be deemed to have accepted for exchange, and thereby exchanged, Old Notes validly tendered and not withdrawn as, if and when the Company gives oral or written notice to the Exchange Agent of the Company's acceptance of such Old Notes for exchange pursuant to the Exchange Offer. The Exchange Agent will act as agent for the Company for the purpose of receiving tenders of Old Notes, Letters of Transmittal and related documents, and as agent for tendering holders for the purpose of receiving Old Notes, Letters of Transmittal and related documents and transmitting New Notes to validly tendering holders. Such exchange will be made promptly after the Expiration Date. If for any reason whatsoever, acceptance for exchange or the exchange of any Old Notes tendered pursuant to the Exchange Offer is delayed (whether before or after the Company's acceptance for exchange of Old Notes) or the Company extends the Exchange Offer or is unable to accept for exchange or exchange Old Notes tendered pursuant to the Exchange Offer, then, without prejudice to the Company's rights set forth herein, the Exchange Agent may, nevertheless, on behalf of the Company and subject to Rule 14e-1(c) under the Exchange Act, retain tendered Old Notes and such Old Notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described under "-- Withdrawal Rights."

    Pursuant to the Letter of Transmittal or Agent's Message in lieu thereof, a holder of Old Notes will warrant and agree in the Letter of Transmittal that it has full power and authority to tender, exchange, sell, assign and transfer Old Notes, that the Company will acquire good, marketable and unencumbered title to the tendered Old Notes, free and clear of all liens, restrictions, charges and encumbrances, and the Old Notes tendered for exchange are not subject to any adverse claims or proxies. The holder also will warrant and agree that it will, upon request, execute and deliver any additional documents deemed by the Company or the Exchange Agent to be necessary or desirable to complete the exchange, sale, assignment, and transfer of the Old Notes tendered pursuant to the Exchange Offer.

PROCEDURES FOR TENDERING OLD NOTES

    VALID TENDER. Except as set forth below, in order for Old Notes to be validly tendered pursuant to the Exchange Offer, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or (in the case of a book-entry tender) an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must be received by the Exchange Agent at its address set forth under "-- Exchange Agent," and either (i) tendered Old Notes must be received by the Exchange Agent, or (ii) such Old Notes must be tendered pursuant to the procedures for book-entry transfer set forth below and a book-entry confirmation, including an Agent's Message if the tendering holder has not delivered a Letter of Transmittal, must be received by the Exchange Agent, in each case on or prior to the Expiration Date, or (iii) the guaranteed delivery procedures set forth below must be complied with.

    If less than all of the Old Notes are tendered, a tendering holder should fill in the amount of Old Notes being tendered in the appropriate box on the Letter of Transmittal. The entire amount of Old Notes delivered to the Exchange Agent will be deemed to have been tendered unless otherwise indicated.

    THE METHOD OF DELIVERY OF THE NOTES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND SOLE RISK OF THE TENDERING HOLDER, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL, RETURN RECEIPT REQUESTED, PROPERLY INSURED, OR AN OVERNIGHT DELIVERY SERVICE IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

    BOOK ENTRY TRANSFER. The Exchange Agent will make a request to establish an account with respect to the Old Notes at DTC for purposes of the Exchange Offer within two business days after the date of this Prospectus. Any financial institution that is a participant in DTC's book-entry transfer facility system may make a book-entry delivery of the Old Notes by causing DTC to transfer such Old Notes into the Exchange Agent's account at DTC in accordance with DTC's procedures for transfers. However, although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must in any case be delivered to and received by the Exchange Agent at its address set forth under "-- Exchange Agent" on or prior to the Expiration Date, or the guaranteed delivery procedure set forth below must be complied with.

    DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH DTC'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

    SIGNATURE GUARANTEES. The Old Notes need not be endorsed and signature guarantees on the Letter of Transmittal are unnecessary unless (i) an Old Note is registered in a name other than that of the person surrendering the certificate or (ii) such registered holder completes the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" in the Letter of Transmittal. In the case of (i) or (ii) above, such Old Notes must be duly endorsed or accompanied by a properly executed bond power, with the endorsement or signature on the bond power and on the Letter of Transmittal guaranteed by a firm or other entity identified in Rule 17Ad-15 under the Exchange Act as an "eligible guarantor institution," including (as such terms are defined therein):
(i) a bank; (ii) a broker, dealer, municipal securities broker or dealer or government securities broker or dealer; (iii) a credit union; (iv) a national securities exchange, registered securities association or clearing agency; or
(v) a savings association that is a participant in a Securities Transfer Association (an "Eligible Institution"), unless surrendered on behalf of such Eligible Institution. See Instruction 1 to the Letter of Transmittal.

    GUARANTEED DELIVERY. If a holder desires to tender Old Notes pursuant to the Exchange Offer and the Old Notes are not immediately available or time will not permit all required documents to reach the Exchange Agent on or before the Expiration Date, or the procedures for book-entry transfer cannot be completed on a timely basis, such Old Notes may nevertheless be tendered, provided that all of the following guaranteed delivery procedures are complied with:

           (i) such tenders are made by or through an Eligible Institution;

           (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form accompanying the Letter of Transmittal, is received by the Exchange Agent on or prior to Expiration Date; and

           (iii) all of the tendered Old Notes (or a book-entry confirmation), in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof or Agent's Message in lieu thereof), with any required signature guarantees and any other documents required by the Letter of Transmittal, are received by the Exchange Agent within three New York Stock Exchange trading days after the date of execution of such Notice of Guaranteed Delivery.

    The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mail to the Exchange Agent, and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

    Notwithstanding any other provision hereof, the delivery of New Notes in exchange for Old Notes tendered and accepted for exchange pursuant to the Exchange Offer will in all cases be made only after timely receipt by the Exchange Agent of Old Notes, or of a book-entry confirmation with respect to such Old Notes, and a properly completed and duly executed Letter of Transmittal (or facsimile thereof or Agent's Message in lieu thereof), together with any required signature guarantees and any other documents required by the Letter of Transmittal. Accordingly, the delivery of New Notes might not be made to all tendering holders at the same time, and will depend upon when Old Notes, book-entry confirmations with respect to Old Notes and other required documents are received by the Exchange Agent.

    The Company's acceptance for exchange of Old Notes tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering holder and the Company upon the terms and subject to the conditions of the Exchange Offer.

    DETERMINATION OF VALIDITY. All questions as to the form of documents, validity, eligibility (including time of receipt) and acceptance for exchange of any tendered Old Notes will be determined by the Company, in its sole discretion, whose determination shall be final and binding on all parties. The Company reserves the absolute right, in its sole discretion, to reject any and all tenders determined by it not to be in proper form or the acceptance of which, or exchange for, may, in the view of counsel to the Company, be unlawful. The Company also reserves the absolute right, subject to applicable law, to waive any of the conditions of the Exchange Offer as set forth under "-- Conditions to the Exchange Offer" or any condition or irregularity in any tender of Old Notes of any particular holder whether or not similar conditions or irregularities are waived in the case of other holders.

    The Company's interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. No tender of Old Notes will be deemed to have been validly made until all irregularities with respect to such tender have been cured or waived. Neither the Company, any affiliates or assigns of the Company, the Exchange Agent nor any other person shall be under any duty to give any notification of any irregularities in tenders or incur any liability for failure to give any such notification.

    If any Letter of Transmittal, endorsement, bond power, power of attorney or any other document required by the Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and unless waived by the Company, proper evidence satisfactory to the Company, in its sole discretion, of such person's authority to so act must be submitted.

    A beneficial owner of Old Notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian is urged to contact such entity promptly if such beneficial holder wishes to participate in the Exchange Offer.

TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL

    The Letter of Transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offer.

    The party tendering Old Notes for exchange (the "Transferor") exchanges, assigns and transfers the Old Notes to the Company and irrevocably constitutes and appoints the Exchange Agent as the Transferor's agent and attorney-in-fact to cause the Old Notes to be delivered to the Company and transferred and to acquire New Notes issuable upon the exchange of such tendered Old Notes, and that, when the same are accepted for exchange, the Company will acquire good, marketable and unencumbered title to the tendered Old Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the exchange, assignment and transfer of tendered Old Notes. The Transferor further agrees that acceptance of any tendered Old Notes by the Company and the issuance of New Notes in exchange therefor shall constitute performance in full by the Company of obligations under the Registration Rights Agreement and that the Company shall have no further obligations or liabilities thereunder except in certain limited circumstances. All authority conferred by the Transferor will survive the death or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such Transferor.

    By tendering Old Notes and executing the Letter of Transmittal, the Transferor certifies that it is not an Affiliate of the Company within the meaning of Rule 405 under the Securities Act, that it is not a broker-dealer that owns Old Notes acquired directly from the Company or any Affiliate of the Company, it is acquiring the New Notes offered hereby in the ordinary course of such Transferor's business and that such Transferor has no arrangement with any person to participate in the distribution of such New Notes.

WITHDRAWAL RIGHTS

    Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time on or prior to the Expiration Date.

    In order for a withdrawal to be effective a written, telegraphic, telex or facsimile transmission of such notice of withdrawal must be timely received by the Exchange Agent at its address set forth under

"-- Exchange Agent" on or prior to the Expiration Date. Any such notice of withdrawal must specify the name of the person who tendered the Old Notes to be withdrawn, the aggregate principal amount of Old Notes to be withdrawn, and (if such Old Notes have been tendered) the name of the registered holder of the Old Notes as set forth on the Old Notes, if different from that of the person who tendered such Old Notes. If Old Notes have been delivered or otherwise identified to the Exchange Agent, then prior to the physical release of such Old Notes, the tendering holder must submit the certificate numbers shown on the particular Old Notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Old Notes tendered for the account of an Eligible Institution. If Old Notes have been tendered pursuant to the procedures for book-entry transfer set forth in "-- Procedures for Tendering Old Notes," the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of Old Notes, in which case a notice of withdrawal will be effective if delivered to the Exchange Agent by written, telegraphic, telex or facsimile transmission on or prior to the Expiration Date. Withdrawals of tenders of Old Notes may not be rescinded. Old Notes properly withdrawn will not be deemed validly tendered for purposes of the Exchange Offer, but may be retendered at any subsequent time on or prior to the Expiration Date by following any of the procedures described above under "-- Procedures for Tendering Old Notes."

    All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by the Company, in its sole discretion, whose determination shall be final and binding on all parties. Neither the Company, any affiliates or assigns of the Company or the Exchange Agent nor any other person shall be under any duty to give any notification of any irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any Old Notes which have been tendered but which are withdrawn will be returned to the holder thereof promptly after withdrawal.

INTEREST ON THE NEW NOTES

    The New Notes will bear interest from and including their respective dates of issuance. Holders whose Old Notes are accepted for exchange will receive accrued interest thereon to, but not including, the date of issuance of the New Notes, such interest to be payable with the first interest payment on the New Notes, but will not receive any payment in respect of interest on the Old Notes accrued after the issuance of the New Notes.

CONDITIONS TO THE EXCHANGE OFFER

    Notwithstanding any other provisions of the Exchange Offer, or any extension of the Exchange Offer, the Company will not be required to accept for exchange, or to exchange, any Old Notes for any New Notes, and, as described below, may terminate the Exchange Offer (whether or not any Old Notes have theretofore been accepted for exchange) or may waive any conditions to or amend the Exchange Offer, if any of the following conditions has occurred or exists:

           (a) there shall occur a change in the current interpretation by the staff of the Commission which permits the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes to be offered for resale, resold and otherwise transferred by holders thereof (other than broker-dealers and any such holder which is an Affiliate) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such New Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement or understanding with any person to participate in the distribution of such New Notes;

           (b) any action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency or body with respect to the Exchange Offer which, in the Company's judgment, would reasonably be expected to impair the ability of the Company to proceed with the Exchange Offer;

           (c) any law, statute, rule or regulation shall have been adopted or enacted which, in the Company's judgment, would reasonably be expected to impair the ability of the Company to proceed with the Exchange Offer;

           (d) a banking moratorium shall have been declared by United States federal or California or New York State authorities which, in the Company's judgment, would reasonably be expected to impair the ability of the Company to proceed with the Exchange Offer;

           (e) trading on the New York Stock Exchange or generally in the United States over-the-counter market shall have been suspended by order of the Commission or any other governmental authority which, in the Company's judgment, would reasonably be expected to impair the ability of the Company to proceed with the Exchange Offer;

           (f) a stop order shall have been issued by the Commission or any state securities authority suspending the effectiveness of the Registration Statement or proceedings shall have been initiated or, to the knowledge of the Company, threatened for that purpose or any governmental approval has not been obtained, which approval the Company shall, in its sole discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby; or

           (g) any change, or any development involving a prospective change, in the business or financial affairs of the Company or any of its subsidiaries has occurred which, in the judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer.

    If the Company determines in its sole discretion that any of the foregoing events or conditions has occurred or exists, the Company may, subject to applicable law, terminate the Exchange Offer (whether or not any Old Notes have theretofore been accepted for exchange) or may waive any such condition or otherwise amend the terms of the Exchange Offer in any respect. If such waiver or amendment constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of an amended or supplemented Prospectus that will be distributed to the registered holders of the Old Notes, and the Company will extend the Exchange Offer to the extent required by Rule 14e-1 under the Exchange Act.

EXCHANGE AGENT

    The Bank of New York has been appointed as Exchange Agent for the Exchange Offer. Delivery of the Letters of Transmittal and any other required documents, questions, requests for assistance, and requests for additional copies of this Prospectus or of the Letter of Transmittal, all whether by registered or certified mail, by hand or by overnight courier, should be directed to the Exchange Agent as follows:

           The Bank of New York

           101 Barclay Street
           New York, NY 10286

           Attention: Chris Davis

           Telephone: (212) 815-2742

           and if by facsimile, to (212) 815-6339

    Delivery to other than the above address or facsimile number will not constitute a valid delivery.

FEES AND EXPENSES

    The Company has agreed to pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. The Company will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus and related documents to the beneficial owners of Old Notes, and in handling or tendering for their customers.

    Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith. If, however, New Notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Old Notes tendered, or if a transfer tax is imposed for any reason other than the exchange of Old Notes in connection with the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

    The Company will not make any payment to brokers, dealers or others soliciting acceptances of the Exchange Offer.

FEDERAL INCOME TAX CONSEQUENCES

    The following is a discussion of the material tax consequences of exchanging Old Notes for New Notes in the Exchange Offer. In the opinion of Sullivan & Cromwell, counsel to the Company, the exchange of Old Notes for New Notes in the Exchange Offer will not be a taxable exchange for federal income tax purposes and, accordingly, a holder will not recognize any taxable gain or loss as a result of such exchange.

OTHER

    Participation in the Exchange Offer is voluntary, and holders should carefully consider whether to accept the Exchange Offer and tender their Old Notes. Holders of the Old Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

    As a result of the making of, and upon acceptance for exchange of all validly tendered Old Notes pursuant to the terms of this Exchange Offer, the Company will have satisfied its obligations under the Registration Rights Agreement. Holders of the Old Notes who do not tender their Old Notes in the Exchange Offer will continue to hold such Old Notes and will be entitled to all the rights, and subject to all the limitations applicable thereto, under the Indenture, such holders will have no further rights to registration of Old Notes under the Registration Rights Agreement. See "Description of the Notes -- Registration Rights; Liquidated Damages." All untendered Old Notes will continue to be subject to the restriction on transfer set forth in the Indenture. To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for the Old Notes could be adversely affected. See "Risk Factors -- Consequences of Exchange and Failure to Exchange Old Notes."

    The Company may in the future seek to acquire untendered Old Notes in the open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The Company has no present plan to acquire any Old Notes that are not tendered in the Exchange Offer.

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

    The following unaudited pro forma consolidated financial data are derived from the Company's consolidated financial statements appearing elsewhere herein, as adjusted to give effect to the Recapitalization Transactions. The unaudited pro forma consolidated statement of income data for the fiscal year ended September 30, 1996 and nine month periods ended June 30, 1996 and 1997 give effect to the Recapitalization Transactions as if they had occurred on October 1, 1995. The pro forma adjustments are based upon available data and certain assumptions that the Company believes are reasonable. The unaudited pro forma consolidated financial data does not purport to represent what the Company's results of operations would actually have been had the Recapitalization Transactions in fact occurred at such prior time or to project the Company's results of operations for any future period. The unaudited pro forma consolidated financial data should be read in conjunction with the consolidated financial statements of the Company and the information contained in "The Recapitalization Transactions," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME DATA

                                                                              FISCAL YEAR ENDED SEPTEMBER 30, 1996
                                                                              ------------------------------------
                                                                                           PRO FORMA
                                                                                ACTUAL    ADJUSTMENTS   PRO FORMA
                                                                              ----------  -----------  -----------
                                                                                     (DOLLARS IN THOUSANDS)
Sales.......................................................................  $  150,993                $ 150,993
Cost of goods sold..........................................................      72,364                   72,364
                                                                              ----------               -----------
Gross margin................................................................      78,629                   78,629

Operating expenses:
  Marketing and selling.....................................................      36,197                   36,197
  Research and development..................................................      12,917                   12,917
  General and administrative................................................      11,612                   11,612
  Provision for restructuring operations....................................       1,832                    1,832
                                                                              ----------               -----------
                                                                                  62,558                   62,558
                                                                              ----------               -----------
Operating income............................................................      16,071                   16,071

Non-operating income (expense):
  Interest income...........................................................         167                      167
  Interest expense..........................................................        (762)  $ (11,171)(1)    (11,933)
  Other, net................................................................      (1,036)                  (1,036)
                                                                              ----------  -----------  -----------
                                                                                  (1,631)    (11,171)     (12,802)
                                                                              ----------  -----------  -----------
Income before provision for income taxes....................................      14,440     (11,171)       3,269
Provision for income taxes..................................................         965        (896)(2)         69
                                                                              ----------  -----------  -----------
Net income (3)(4)(5)........................................................  $   13,475   $ (10,275)   $   3,200
                                                                              ----------  -----------  -----------
                                                                              ----------  -----------  -----------

     See Notes to Unaudited Pro Forma Consolidated Statement of Income Data

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME DATA

                                                                                NINE MONTHS ENDED JUNE 30, 1996
                                                                              ------------------------------------
                                                                                           PRO FORMA
                                                                                ACTUAL    ADJUSTMENTS   PRO FORMA
                                                                              ----------  -----------  -----------
                                                                                     (DOLLARS IN THOUSANDS)
Sales.......................................................................  $  115,181                $ 115,181
Cost of goods sold..........................................................      55,779                   55,779
                                                                              ----------               -----------
Gross margin................................................................      59,402                   59,402

Operating expenses:
  Marketing and selling.....................................................      26,809                   26,809
  Research and development..................................................       9,416                    9,416
  General and administrative................................................       8,655                    8,655
  Provision for restructuring operations....................................         188                      188
                                                                              ----------               -----------
                                                                                  45,068                   45,068
                                                                              ----------               -----------
Operating income............................................................      14,334                   14,334

Non-operating income (expense):
  Interest income...........................................................          99                       99
  Interest expense..........................................................        (616)  $  (8,364)(1)     (8,980)
  Other, net................................................................        (488)                    (488)
                                                                              ----------  -----------  -----------
                                                                                  (1,005)     (8,364)      (9,369)
                                                                              ----------  -----------  -----------
Income before provision for income taxes....................................      13,329      (8,364)       4,965

Provision for income taxes..................................................         893        (789)(2)        104
                                                                              ----------  -----------  -----------
Net income (3)(4)(5)........................................................  $   12,436   $  (7,575)   $   4,861
                                                                              ----------  -----------  -----------
                                                                              ----------  -----------  -----------

     See Notes to Unaudited Pro Forma Consolidated Statement of Income Data

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME DATA

                                                                                NINE MONTHS ENDED JUNE 30, 1997
                                                                              ------------------------------------
                                                                                           PRO FORMA
                                                                                ACTUAL    ADJUSTMENTS   PRO FORMA
                                                                              ----------  -----------  -----------
                                                                                     (DOLLARS IN THOUSANDS)
Sales.......................................................................  $  118,700                $ 118,700
Cost of goods sold..........................................................      55,479                   55,479
                                                                              ----------               -----------
Gross margin................................................................      63,221                   63,221

Operating expenses:
  Marketing and selling.....................................................      27,913                   27,913
  Research and development..................................................      11,635                   11,635
  General and administrative................................................       7,878                    7,878
  Stock option compensation related to recapitalization (3).................       7,061                    7,061
                                                                              ----------               -----------
                                                                                  54,487                   54,487
                                                                              ----------               -----------
Operating income............................................................       8,734                    8,734

Non-operating income (expense):
  Interest income...........................................................         254                      254
  Interest expense..........................................................        (948)  $  (7,791)(1)     (8,739)
  Other, net................................................................        (861)                    (861)
                                                                              ----------  -----------  -----------
                                                                                  (1,555)     (7,791)      (9,346)
                                                                              ----------  -----------  -----------
Income (loss) before provision for income taxes.............................       7,179      (7,791)        (612)
Provision for income taxes..................................................       2,728      (2,959)(2)       (231)
                                                                              ----------  -----------  -----------
Net income (loss) (4)(5)....................................................  $    4,451   $  (4,832)   $    (381)
                                                                              ----------  -----------  -----------
                                                                              ----------  -----------  -----------

     See Notes to Unaudited Pro Forma Consolidated Statement of Income Data

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME DATA
                             (dollars in thousands)

(1) The pro forma adjustment to interest expense is as follows:

                                                                                  FISCAL       NINE MONTHS ENDED
                                                                                YEAR ENDED          JUNE 30,
                                                                               SEPTEMBER 30,  --------------------
                                                                                   1996         1996       1997
                                                                               -------------  ---------  ---------
Interest expense on the Notes and on borrowings under the New Credit
  Agreement at an assumed weighted average interest rate of 9.62%, including
  revolving credit commitment and administration fees........................    $  10,581    $   7,922  $   7,382
Amortization of deferred debt issuance costs.................................          590          442        409
                                                                               -------------  ---------  ---------
    Total adjustment to interest expense.....................................    $  11,171    $   8,364  $   7,791
                                                                               -------------  ---------  ---------
                                                                               -------------  ---------  ---------

(2) The pro forma provision for income taxes reflects an assumed effective rate of 2.1%, 2.1% and 37.7% for fiscal 1996 and the nine months ended June 30, 1996 and 1997, respectively. The effective historical tax rates for fiscal year 1996 and the nine months ended June 30, 1996 are lower than expected statutory rates due primarily to the reduction of certain deferred tax asset valuation allowances due to the realization of such deferred tax assets becoming more likely than not. The pro forma effective tax rates for the periods presented differ from the historical effective tax rate because the pro forma adjustment to interest expense would have resulted in a lower reduction in the deferred tax valuation allowance available to the Company.

(3) The Company recorded a charge of $7,061 in June 1997 related to its cash payments to certain employees in exchange for their surrender of stock options in connection with the Recapitalization Transactions. This non-recurring expense, and a related non-recurring income tax benefit of $2,779, are not reflected in the pro forma income statement data for fiscal 1996 or the nine months ended June 30, 1996.

(4) EBITDA is $20,933 for fiscal 1996 and $16,988 and $18,327 for the nine months ended June 30, 1996 and 1997, respectively. The pro forma adjustments noted above result in no adjustments to the amount of EBITDA reported for any period presented. EBITDA is operating income plus depreciation and amortization expense, stock option compensation related to recapitalization and provision for restructuring operations. The Company's definition of EBITDA is consistent with the definition of Consolidated Cash Flow in the Indenture. While EBITDA should not be construed as a substitute for income from operations, net income or cash flows from operating activities in analyzing the Company's operating performance, financial position or cash flows, the Company has included EBITDA because it may be used as an indicator of compliance with certain covenants in the Indenture and the New Credit Agreement and is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance, leverage and liquidity and to determine a Company's ability to service debt. EBITDA as presented by the Company herein may not be comparable to similarly titled measures reported by other companies. In addition, the amount reported by the Company as EBITDA may not be fully available for management's discretionary use due to the Company's needs to conserve funds for debt service, capital expenditures and other commitments. See "Description of Notes -- Certain Covenants" and "-- Certain Definitions."

(5) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before provision for income taxes plus fixed charges. Fixed charges consist of interest expense, including amortization of deferred debt issuance costs, and one-third of the rent expense from operating leases, which management believes is a reasonable approximation of the interest factor of the rent. The actual and pro forma ratios of earnings to fixed charges are as follows:

                                                                                                         NINE MONTHS ENDED
                                                                                          FISCAL
                                                                                        YEAR ENDED            JUNE 30,
                                                                                       SEPTEMBER 30,    --------------------
                                                                                           1996           1996       1997
                                                                                     -----------------  ---------  ---------

Actual ratio of earnings to fixed charges..........................................           9.9x          11.4x       5.4x

Pro forma ratio of earnings to fixed charges.......................................           1.3x           1.5x         (1)

------------------------

(1) For the nine months ended June 30, 1997, pro forma earnings were inadequate to cover pro forma fixed charges by $612.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data as of September 30, 1995 and 1996 and for the fiscal years ended September 30, 1994, 1995 and 1996 are derived from, and should be read in conjunction with, the audited consolidated financial statements of the Company included elsewhere herein. The selected consolidated financial data of the Company as of September 30, 1992, 1993 and 1994 and for the fiscal years ended September 30, 1992 and 1993 are derived from audited consolidated financial statements of the Company that are not contained herein. The selected historical consolidated financial data for the nine month periods ended June 30, 1996 and 1997 have been derived from the unaudited consolidated financial statements of Wavetek contained herein and reflect all adjustments (consisting of normal recurring adjustments) that, in the opinion of management of Wavetek, are necessary for a fair presentation of such information. Operating results for the nine months ended June 30, 1997 are not necessarily indicative of results that may be expected for fiscal 1997. The pro forma data for the twelve months ended June 30, 1997 are derived from the Unaudited Pro Forma Consolidated Financial Data of the Company. The selected consolidated financial data should be read in conjunction with the consolidated financial statements of the Company, the Unaudited Pro Forma Consolidated Financial Data of the Company and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                                                                                                NINE MONTHS ENDED
                                                                  FISCAL YEARS ENDED SEPTEMBER 30,                   JUNE 30,
                                                        -----------------------------------------------------  --------------------
                                                          1992       1993       1994       1995       1996       1996       1997
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                                  (DOLLARS IN THOUSANDS)
STATEMENT OF INCOME DATA:
Sales.................................................  $  58,081  $  71,891  $  74,815  $ 133,619  $ 150,993  $ 115,181  $ 118,700
Cost of goods sold....................................     30,483     41,112     41,373     72,649     72,364     55,779     55,479
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross margin..........................................     27,598     30,779     33,442     60,970     78,629     59,402     63,221
Operating expenses:
  Marketing and selling...............................     14,017     15,539     16,429     32,586     36,197     26,809     27,913
  Research and development............................      5,507      5,114      5,425     12,096     12,917      9,416     11,635
  General and administrative..........................      5,350      5,704      6,057      9,391     11,612      8,655      7,878
  Stock option compensation related to
    recapitalization (1)..............................         --         --         --         --         --         --      7,061
  Provision for restructuring operations (2)..........         --         --         --         --      1,832        188         --
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                           24,874     26,357     27,911     54,073     62,558     45,068     54,487
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating income......................................      2,724      4,422      5,531      6,897     16,071     14,334      8,734
Non-operating income (expense):
  Interest income.....................................        117         24         33         90        167         99        254
  Interest expense....................................       (966)      (676)      (645)    (1,190)      (762)      (616)      (948)
  Loss on sale and leaseback financing................         --         --         --     (1,824)        --         --         --
  Other, net..........................................      1,077         24       (387)      (288)    (1,036)      (488)      (861)
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                              228       (628)      (999)    (3,212)    (1,631)    (1,005)    (1,555)
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before provision for income taxes..............      2,952      3,794      4,532      3,685     14,440     13,329      7,179
Provision for income taxes (3)........................         90        168        822        616        965        893      2,728
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (3)........................................  $   2,862  $   3,626  $   3,710  $   3,069  $  13,475  $  12,436  $   4,451
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
OTHER FINANCIAL DATA:
EBITDA (4)............................................  $   3,760  $   5,903  $   7,141  $   9,944  $  20,933  $  16,988  $  18,327
Depreciation and amortization expense.................      1,036      1,481      1,610      3,047      3,030      2,466      2,532
Capital expenditures..................................      1,062      2,108      1,332      2,920      4,544      3,207      4,784
EBITDA as a percentage of sales.......................        6.5%       8.2%       9.5%       7.4%      13.9%      14.7%      15.4%
Ratio of earnings to fixed charges (5)................        3.2x       4.7x       5.3x       2.8x       9.9x      11.4x       5.4x
Cash flows provided by (used in):
  Operating activities................................      5,686      7,215      6,447     12,548     15,076     10,431      7,031
  Investing activities................................      2,578     (5,278)        53    (20,383)    (3,950)    (2,597)    (7,562)
  Financing activities................................     (7,381)    (1,862)    (6,367)     7,682     (8,634)    (7,478)    (1,379)
PRO FORMA DATA (6):
Interest expense......................................                                              $  11,933  $   8,980  $   8,739
Income (loss) before provision for income taxes.......                                                  3,269      4,965       (612)
Net income (loss).....................................                                                  3,200      4,861       (381)
Ratio of EBITDA to interest expense...................                                                    1.8x       1.9x       2.1x
Ratio of earnings to fixed charges (4)................                                                    1.3x       1.5x        (7)
Ratio of net debt to EBITDA (8).......................

                                                          TWELVE
                                                          MONTHS
                                                           ENDED
                                                         JUNE 30,
                                                           1997
                                                        -----------

STATEMENT OF INCOME DATA:
Sales.................................................   $ 154,512
Cost of goods sold....................................      72,064
                                                        -----------
Gross margin..........................................      82,448
Operating expenses:
  Marketing and selling...............................      37,301
  Research and development............................      15,136
  General and administrative..........................      10,835
  Stock option compensation related to
    recapitalization (1)..............................       7,061
  Provision for restructuring operations (2)..........       1,644
                                                        -----------
                                                            71,977
                                                        -----------
Operating income......................................      10,471
Non-operating income (expense):
  Interest income.....................................         322
  Interest expense....................................      (1,094)
  Loss on sale and leaseback financing................          --
  Other, net..........................................      (1,409)
                                                        -----------
                                                            (2,181)
                                                        -----------
Income before provision for income taxes..............       8,290
Provision for income taxes (3)........................       2,800
                                                        -----------
Net income (3)........................................   $   5,490
                                                        -----------
                                                        -----------
OTHER FINANCIAL DATA:
EBITDA (4)............................................   $  22,272
Depreciation and amortization expense.................       3,096
Capital expenditures..................................       6,121
EBITDA as a percentage of sales.......................        14.4%
Ratio of earnings to fixed charges (5)................         5.2x
Cash flows provided by (used in):
  Operating activities................................      11,676
  Investing activities................................      (8,915)
  Financing activities................................      (2,544)
PRO FORMA DATA (6):
Interest expense......................................   $  11,692
Income (loss) before provision for income taxes.......      (2,308)
Net income (loss).....................................      (2,042)
Ratio of EBITDA to interest expense...................         1.9x
Ratio of earnings to fixed charges (4)................          (7)
Ratio of net debt to EBITDA (8).......................         5.0x

                                                         AS OF SEPTEMBER 30,
                                        -----------------------------------------------------
                                          1992       1993       1994       1995       1996
                                        ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA:
Cash and cash equivalents (9).........  $   3,531  $   3,513  $   3,807  $   3,689  $   6,126
Total assets..........................     28,701     36,755     34,705     62,578     68,852
Total debt............................      6,647      9,269      9,860     14,684      5,954
Stockholders' equity (deficit)........     11,535     14,592     11,637     19,416     32,688

                                          AS OF JUNE 30, 1997
                                        ------------------------

BALANCE SHEET DATA:
Cash and cash equivalents (9).........          $  7,059
Total assets..........................           79,963
Total debt............................          118,360
Stockholders' equity (deficit)........          (72,969)

                                                   (SEE NOTES ON FOLLOWING PAGE)

----------------------------------
(1) In connection with the Recapitalization Transactions, the Company made cash payments upon the surrender of stock options by employees in an aggregate amount of $7.1 million. This amount is included in operating expenses for the nine month period ended June 30, 1997.

(2) In fiscal 1996, the Company initiated a plan to restructure certain corporate management functions, its European manufacturing, service and sales activities and its San Diego manufacturing activities. The restructuring costs primarily include expenses for employee severance and closedown of certain manufacturing operations. The restructuring is expected to be completed during fiscal 1997.

(3) The Company's net income for fiscal 1992, 1993, 1994, 1995 and 1996 and the nine months ended June 30, 1996 and 1997 was favorably impacted because the Company's provisions for income taxes were lower in those periods than the amounts calculated using statutory rates due to the utilization of certain net operating loss carryforwards and reductions in certain valuation allowances provided in prior years due to uncertainties regarding the realization of certain deferred tax assets. In fiscal 1996, a tax benefit of $6.2 million was realized due to the reductions of certain valuation allowances which were recorded as of the end of fiscal 1995. See Note 11 to the Company's Consolidated Financial Statements included elsewhere herein.

(4) EBITDA is operating income plus depreciation and amortization expense, stock option compensation related to recapitalization and provision for restructuring operations. The Company's definition of EBITDA is consistent with the definition of Consolidated Cash Flow in the Indenture. While EBITDA should not be construed as a substitute for income from operations, net income or cash flows from operating activities in analyzing the Company's operating performance, financial position or cash flows, the Company has included EBITDA because it may be viewed as an indicator of compliance with certain covenants in the Indenture and the New Credit Agreement and is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance, leverage and liquidity and to determine a Company's ability to service debt. EBITDA as presented by the Company herein may not be comparable to similarly titled measures reported by other companies. In addition, the amount reported by the Company as EBITDA may not be fully available for management's discretionary use due to the Company's needs to conserve funds for debt service, capital expenditures and other commitments. See "Description of Notes -- Certain Covenants" and "-- Certain Definitions."

(5) For purposes of computing this ratio, earnings consist of income before provision for income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of deferred debt issuance costs and one-third of the rent expense from operating leases, which management believes is a reasonable approximation of the interest factor of the rent.

(6) See "Unaudited Pro Forma Consolidated Financial Data."

(7) For the nine months ended June 30, 1997 and the twelve months ended June 30, 1997, pro forma earnings were inadequate to cover pro forma fixed charges by $0.6 million and $2.3 million, respectively.

(8) Net debt is total debt less cash and cash equivalents and short-term investments. As of June 30, 1997, net debt was $111.3 million.

(9) Cash and cash equivalents includes short-term investments, which are comprised primarily of U.S. Treasury securities and guaranteed obligations of the U.S. government or its agencies with original maturities between 3 and 12 months.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the Company's consolidated financial statements and the Unaudited Pro Forma Consolidated Financial Data of the Company included elsewhere herein.

OVERVIEW

    Wavetek is a leading global designer, manufacturer and distributor of a broad range of electronic test instruments, with a primary focus on application-specific instruments for testing voice, video and data communications equipment and networks. The Company also designs, manufacturers and distributes precision instruments to calibrate and test electronic equipment and provides repair, upgrade and calibration services for its products on a worldwide basis.

    The Company derives its revenues primarily from the sale of its products to a broad international base of over 5,000 customers operating in a wide range of industries. A majority of the Company's sales come from its Communications Test product lines which serve the CATV, Wireless, Telecom, LAN and Test Tools market segments of the test instrument industry. The Company also sells Calibration Instruments and provides repair, upgrade and calibration services for its products on a worldwide basis. The Company sells products that are manufactured at its four facilities located in: (i) Indianapolis, Indiana; (ii) Norwich, England; (iii) St. Etienne, France; and (iv) Munich, Germany. In major markets such as the United States, England, France and Germany, the Company sells its products to customers in their local currencies. In the rest of the world, the Company generally sells its products to customers or local distributors in the functional currency of the location where the products are manufactured. During fiscal 1996, approximately 59% of the Company's sales were generated outside of the United States and approximately 47% of the Company's sales were made in currencies other than the United States dollar. As a result of such foreign currency sales, the equivalent United States dollar amount of the Company's sales is impacted by changes in foreign currency exchange rates. The Company's ability to maintain and grow its sales depends on a variety of factors including its ability to maintain its competitive position in areas such as technology, performance, price, brand identity, quality, reliability, distribution and customer service and support, and its ability to continue to introduce new products that respond to technological change and market demand in a timely manner.

    Wavetek's cost of goods sold, and its resulting gross margin, are driven primarily by the cost of the material in its products, the cost of the labor to manufacture such products and the overhead expenses in its facilities. In recent years, the Company has focused on improving its gross margin by: (i) consolidating manufacturing operations; (ii) focusing its new product development efforts on lower-cost, easier to manufacture designs; (iii) controlling headcount and expenses in its manufacturing facilities; and (iv) gaining efficiencies and economies of scale in its material and component procurement activities.

    The Company's operating expenses are substantially impacted by marketing and selling activities and by research and development activities. Marketing and selling expenses are primarily driven by: (i) sales volume, with respect to sales force expenses and sales and commission expenses; (ii) the extent of market research activities for new product design efforts; (iii) advertising and trade show activities; and (iv) the number of new products launched in the period. In recent periods, the Company has increased its spending on research and development activities. This increase has resulted from the Company's October 1994 acquisition of its Wireless and Telecom businesses, which had a higher spending level than the Company's historical activities, and from a planned increase in spending to accelerate the timing of new product introductions. General and administrative expenses primarily include costs associated with the Company's administrative employees, facilities and functions. The Company incurs expenses in foreign countries primarily in the functional currencies of such locations. As a result of the Company's substantial international operations, the United States dollar amount of its expenses is impacted by changes in foreign currency exchange rates.

    In recent years, the Company's results of operations have been significantly impacted by its October 1994 acquisition of its Wireless and Telecom businesses, the Company's efforts to improve the operating results of these businesses and by the rapid growth in sales and profitability of the Company's CATV product lines.

RESULTS OF OPERATIONS

    The following table sets forth selected financial information as a percentage of sales for the periods indicated:

                                                                 FISCAL
                                                        YEARS ENDED SEPTEMBER 30,      NINE MONTHS ENDED
                                                                                            JUNE 30,
                                                     -------------------------------  --------------------
                                                       1994       1995       1996       1996       1997
                                                     ---------  ---------  ---------  ---------  ---------
Sales..............................................      100.0%     100.0%     100.0%     100.0%     100.0%
Cost of goods sold.................................       55.3       54.4       47.9       48.4       46.7
                                                     ---------  ---------  ---------  ---------  ---------
Gross margin.......................................       44.7       45.6       52.1       51.6       53.3
Operating expenses.................................       37.3       40.4       41.5       39.1       45.9
                                                     ---------  ---------  ---------  ---------  ---------
Operating income...................................        7.4        5.2       10.6       12.5        7.4
Interest expense, net..............................       (0.8)      (0.8)      (0.4)      (0.5)      (0.7)
Other non-operating income (expense), net..........       (0.5)      (1.6)      (0.7)      (0.4)      (0.7)
                                                     ---------  ---------  ---------  ---------  ---------
Income before provision for income taxes...........        6.1        2.8        9.5       11.6        6.0
Provision for income taxes.........................       (1.1)      (0.5)      (0.6)      (0.8)      (2.3)
                                                     ---------  ---------  ---------  ---------  ---------
Net income.........................................        5.0%       2.3%       8.9%      10.8%       3.7%
                                                     ---------  ---------  ---------  ---------  ---------
                                                     ---------  ---------  ---------  ---------  ---------
EBITDA (1).........................................        9.5%       7.4%      13.9%      14.7%      15.4%

    The Company's ratio of earnings to fixed charges was as follows for the periods indicated:

                                                                 FISCAL
                                                        YEARS ENDED SEPTEMBER 30,      NINE MONTHS ENDED
                                                                                            JUNE 30,
                                                     -------------------------------  --------------------
                                                       1994       1995       1996       1996       1997
                                                     ---------  ---------  ---------  ---------  ---------
Ratio of earnings to fixed charges (2).............        5.3x       2.8x       9.9x      11.4x       5.4x

------------------------

(1) EBITDA is operating income plus depreciation and amortization expense, stock option compensation related to recapitalization and provision for restructuring operations. The Company's definition of EBITDA is consistent with the definition of Consolidated Cash Flow in the Indenture. While EBITDA should not be construed as a substitute for income from operations, net income or cash flows from operating activities in analyzing the Company's operating performance, financial position or cash flows, the Company has included EBITDA because it may be used as an indicator of compliance with certain covenants in the Indenture and the New Credit Agreement and is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance, leverage and liquidity and to determine a Company's ability to service debt. EBITDA as presented by the Company herein may not be comparable to similarly titled measures reported by other companies. In addition, the amount reported by the Company as EBITDA may not be fully available for management's discretionary use due to the Company's needs to conserve funds for debt service, capital expenditures and other commitments. See "Description of Notes -- Certain Covenants" and "-- Certain Definitions."

(2) For purposes of computing this ratio, earnings consist of income before provision for income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of deferred debt issuance costs and one-third of the rent expense from operating leases, which management believes is a reasonable approximation of the interest factor of the rent.

NINE MONTHS ENDED JUNE 30, 1997 COMPARED TO NINE MONTHS ENDED JUNE 30, 1996

    SALES. Sales in the nine months ended June 30, 1997 increased $3.5 million, or 3.1%, to $118.7 million from $115.2 million in the comparable fiscal 1996 period. This increase was due to an increase in sales to international customers of $5.3 million, or 7.7%, offset by a decrease of $1.7 million, or 3.7%, in sales to customers in the United States. The Company's sales to customers outside the United States increased to 62.2% in the nine months ended June 30, 1997 from 59.5% in the comparable fiscal 1996 period. Changes in foreign exchange rates had an unfavorable impact on the United States dollar equivalent of international sales in the nine months ended June 30, 1997. Sales of the Company's Communications Test products increased $1.0 million, or 1.1%, from the comparable fiscal 1996 period primarily as a result of an increase in international sales partially offset by reduced domestic sales. Sales of Calibration Instruments products increased $2.5 million, or 14.2%, from the comparable fiscal 1996 period, due partially to changes in foreign exchange rates and partially to higher shipments in connection with a planned reduction in the backlog of this product line. Sales from repair, upgrade and calibration services remained relatively constant during the nine months ended June 30, 1997, increasing $0.1 million, or 0.8%, from the comparable fiscal 1996 period.

    Within its Communications Test product lines, sales of the Company's CATV and Wireless products increased in the nine months ended June 30, 1997 from the comparable fiscal 1996 period, while sales of the Company's Telecom, LAN and Test Tools products declined. The growth in CATV sales in the first nine months of fiscal 1997 can be substantially attributed to the Company's continued penetration of international markets as it continues to benefit from the increasing international investment in CATV infrastructure. The increase in Wireless product sales in the first nine months of fiscal 1997 is due primarily to the shipment of a large order to a customer in Korea, offset by the impact of the devaluation of the Deutsche mark against the United States dollar. The Company's Telecom sales decreased during the first nine months of fiscal 1997 as a result of reduced sales in France, including sales to one of the Company's largest Telecom customers. Telecom sales in the first nine months of fiscal 1997 were also adversely affected by the devaluation in the French franc against the United States dollar. Decreases in sales of LAN and Test Tools products during the first nine months of fiscal 1997 were primarily attributable to pending transitions to new or updated LAN and Test Tools products which are being introduced in fiscal 1997. The Company's sales were also adversely impacted in the first nine months of fiscal 1997 by the discontinuance of selected non-core Communications Test products.

    GROSS MARGIN. The Company's gross margin in the nine months ended June 30, 1997 increased $3.8 million, or 6.4%, to $63.2 million from $59.4 million in the first nine months of fiscal 1996. Gross margin as a percentage of sales increased to 53.3% in the first nine months of fiscal 1997 from 51.6% in the first nine months of fiscal 1996. The increase in the gross margin percentage during the first nine months of fiscal 1997 results from a higher proportion of the Company's sales coming from its higher margin CATV products, offset by reductions in the gross margin percentage achieved in its Wireless, Telecom and Calibration Instruments product lines. Changes in foreign exchange rates had an unfavorable impact on the United States dollar equivalent of gross margins related to international sales denominated in foreign currencies in the nine months ended June 30, 1997. The Company has also experienced higher gross margin percentages in the first nine months of fiscal 1997 as a result of a more favorable geographic mix. The decline in Wireless gross margin percentages in the first nine months of fiscal 1997 is due primarily to a large sale of a non-core product to a customer in Korea on which a lower than average gross margin percentage was achieved.

    OPERATING EXPENSES. Operating expenses in the nine months ended June 30, 1997 increased $9.4 million, or 20.9%, to $54.5 million from $45.1 million in the comparable fiscal 1996 period. Operating expenses as a percentage of sales increased to 45.9% in the first nine months of fiscal 1997 from 39.1% in the first nine months of fiscal 1996. The increase in operating expenses in the first nine months of fiscal 1997 was due to a one-time charge of $7.1 million, or 5.9% of sales, for stock option compensation related to the Recapitalization Transactions and an increase in spending for research and development activities of

$2.2 million, to $11.6 million, or 9.8% of sales in the first nine months of fiscal 1997 from $9.4 million, or 8.2% of sales in the first nine months of fiscal 1996, in order to accelerate the timing of new product introductions. The increase in the first nine months of fiscal 1997 was also partially due to increased spending, as a percentage of sales, in marketing and selling activities to 23.5% in the first nine months of fiscal 1997 from 23.3% in the first nine months of fiscal 1996. These increases in the first nine months of fiscal 1997 were partially offset by reduced spending in general and administrative activities of $0.8 million to 6.6% in the first nine months of fiscal 1997 from 7.5% in the first nine months of fiscal 1996, reflecting the Company's ability to spread certain fixed expenses over a higher sales volume. Changes in foreign exchange rates also had a favorable impact on the United States dollar equivalent of operating expenses denominated in foreign currencies in the nine months ended June 30, 1997.

    NON-OPERATING INCOME (EXPENSE). Non-operating expense, net, in the nine months ended June 30, 1997 increased by $0.6 million over the comparable fiscal 1996 period to $1.6 million. The Company's net interest expense increased to $0.7 million during the nine months ended June 30, 1997 from $0.5 million in the comparable fiscal 1996 period, reflecting additional interest expense due to the Notes and the New Credit Agreement. In addition, in the nine months ended June 30, 1997, the Company's exchange losses from foreign currency transactions, included in the "Other, net" caption in the Company's consolidated statements of income, increased by $0.5 million over the comparable fiscal 1996 period.

    PROVISION FOR INCOME TAXES. The Company's effective tax rate in the nine months ended June 30, 1997 was 38.0%. In the nine months ended June 30, 1996, the Company's effective tax rate was only 6.7% due to the reduction in certain deferred tax asset valuation allowances in the amount of $6.2 million due to the realization of such deferred tax assets becoming more likely than not. At June 30, 1997, the deferred tax assets were $4.5 million.

    NET INCOME. As a result of the above factors, net income was $4.5 million in the nine months ended June 30, 1997 as compared to $12.4 million in the nine months ended June 30, 1996.

    EBITDA. EBITDA was $18.3 million in the nine months ended June 30, 1997 as compared to $17.0 million in the nine months ended June 30, 1996. EBITDA as a percentage of sales increased to 15.4% in the first nine months of fiscal 1997 from 14.7% in the first nine months of fiscal 1996.

    RATIO OF EARNINGS TO FIXED CHARGES. As a result of the above factors, the ratio of earnings to fixed charges was 5.4x for the nine months ended June 30, 1997 as compared to 11.4x for the nine months ended June 30, 1996.

FISCAL YEAR ENDED SEPTEMBER 30, 1996 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30,
  1995

    SALES. Sales in fiscal 1996 increased $17.4 million, or 13.0%, to $151.0 million from $133.6 million in fiscal 1995. The Company's mix of business in the United States versus international markets remained constant at approximately 41% domestic and approximately 59% international in each of fiscal 1996 and 1995. Changes in foreign exchange rates did not have a material impact on total sales in fiscal 1996 compared to fiscal 1995. Sales of the Company's Communications Test products in fiscal 1996 increased $15.6 million, or 15.7%, from fiscal 1995. Sales of Calibration Instruments products in fiscal 1996 increased by $0.7 million, or 2.8%, from fiscal 1995. Revenues from repair, upgrade and calibration services increased $1.1 million in fiscal 1996, or 10.6%, over fiscal 1995 primarily due to increased service revenues for the Company's Wireless and Telecom products in France and Germany.

    Within its Communications Test product lines, sales of the Company's CATV products increased in fiscal 1996 as a result of the impact of new products introduced in fiscal 1996 and 1995 and the positive impact of overall growth in CATV markets due to infrastructure upgrading by United States CATV operators and the rapid increase of cable subscribers and cable infrastructure development in international markets. Sales of the Company's LAN products also increased in fiscal 1996 as a result of the full-year effect of the Company's LANTEKPRO family of products that were introduced mid-year in fiscal 1995.

These CATV and LAN increases in fiscal 1996 were offset by decreases in sales of the Company's Test Tools products primarily due to the discontinuance of non-core product lines and a decrease in sales of the Company's Wireless products attributable to declines in sales of older products. The Company's Communications Test sales were also impacted by the sale of a non-strategic business in fiscal 1996.

    GROSS MARGIN. The Company's gross margin in fiscal 1996 increased $17.7 million, or 29.0%, to $78.6 million from $61.0 million in fiscal 1995. Gross margin as a percentage of sales increased to 52.1% in fiscal 1996 from 45.6% in fiscal 1995. The increase in gross margin in fiscal 1996 was due to: (i) the closing of the Company's San Diego manufacturing facility in fiscal 1996; (ii) increased sales of higher gross margin Communications Test products; (iii) the benefits of improved overhead absorption due to the significant increase in volume of sales of CATV and LAN products; and (iv) reduced overhead spending in the Company's Wireless and Telecom business areas, which were acquired in October 1994.

    OPERATING EXPENSES. Operating expenses in fiscal 1996 increased $8.5 million, or 15.7%, to $62.6 million from $54.1 million in fiscal 1995. Operating expenses as a percentage of sales increased to 41.5% in fiscal 1996 from 40.4% in fiscal 1995. The increase in operating expenses in fiscal 1996 was due to:
(i) a provision recorded by the Company of $1.8 million for the restructuring of certain corporate management functions, its European manufacturing, service and sales activities and San Diego manufacturing activities; and (ii) an increase in general and administrative activities of $2.2 million, to 7.7% of sales in fiscal 1996 from 7.0% of sales in fiscal 1995, due to higher than normal charges in 1996 for executive recruitment and relocation and provisions for potentially doubtful accounts receivable. Excluding the $1.8 million provision for restructuring operations, operating expenses as a percentage of sales would have decreased to 40.2% in fiscal 1996 from 40.4% in fiscal 1995. The increase in fiscal 1996 was partially offset by reduced spending, as a percentage of sales, in marketing and selling activities to 24.0% in fiscal 1996 from 24.4% in fiscal 1995 and in research and development activities to 8.6% ($12.9 million) in fiscal 1996 from 9.1% ($12.1 million) in fiscal 1995, reflecting the Company's efforts to reduce expenses in the Wireless and Telecom business areas it acquired in October 1994.

    NON-OPERATING INCOME (EXPENSE). Non-operating expense, net, in fiscal 1996 decreased to $1.6 million from $3.2 million in fiscal 1995. The Company's net interest expense decreased to $0.6 million in fiscal 1996 from $1.1 million in fiscal 1995, reflecting a reduction in average net borrowings. Other non-operating expenses decreased to $1.0 million in fiscal 1996 from $2.1 million in fiscal 1995, due primarily to a loss of $1.8 million incurred in fiscal 1995 related to the sale and leaseback financing of the Company's Indianapolis facility. This decrease was partially offset by an increase in other expense of $0.7 million in fiscal 1995 due primarily to certain non-recurring legal expenses.

    PROVISION FOR INCOME TAXES. The Company's effective tax rate in fiscal 1996 was 6.7% due to the reduction of certain deferred tax asset valuation allowances of $6.2 million due to the realization of such deferred tax assets becoming more likely than not, compared to a fiscal 1995 effective rate of 16.7%.

    NET INCOME. As a result of the above factors, including in particular the tax benefit in 1996, net income was $13.5 million in fiscal 1996 as compared to $3.1 million in fiscal 1995.

    EBITDA. EBITDA was $20.9 million in fiscal 1996 as compared to $9.9 million in fiscal 1995. EBITDA as a percentage of sales increased to 13.9% in fiscal 1996 from 7.4% in fiscal 1995.

    RATIO OF EARNINGS TO FIXED CHARGES. As a result of the above factors, the ratio of earnings to fixed charges was 9.9x for fiscal 1996 as compared to 2.8x for fiscal 1995.

FISCAL YEAR ENDED SEPTEMBER 30, 1995 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30,
  1994

    SALES. Sales in fiscal 1995 increased $58.8 million, or 78.6%, to $133.6 million from $74.8 million in fiscal 1994. The Company's sales to customers outside the United States increased to 59.5% of sales in fiscal 1995 from 42.6% in fiscal 1994. The increases in total sales and the international portion of total sales are substantially attributable to the Company's acquisition of the Wireless and Telecom business of Schlumberger in October 1994. Additionally, sales of the Company's CATV products increased due to the early effects of the overall growth in the CATV market and infrastructure spending described above, and sales of the Company's LAN products grew due to the introduction of a new product platform in the middle of fiscal 1995.

    GROSS MARGIN. The Company's gross margin in fiscal 1995 increased $27.5 million, or 82.3%, to $61.0 million from $33.4 million in fiscal 1994. Gross margin as a percentage of sales increased to 45.6% in fiscal 1995 from 44.7% in fiscal 1994. The increase in margins was due to the positive effects of volume increases in the CATV and LAN product lines, offset by the impact of lower gross margins associated with the acquired Wireless and Telecom business.

    OPERATING EXPENSES. Operating expenses in fiscal 1995 increased $26.2 million, or 93.7%, to $54.1 million from $27.9 million in fiscal 1994. Operating expenses as a percentage of sales increased to 40.4% in fiscal 1995 from 37.3% in fiscal 1994, reflecting increased fixed expenses, higher spending levels and goodwill amortization associated with the acquired Wireless and Telecom business. Spending for research and development activities increased from $5.4 million in fiscal 1994 to $12.1 million in fiscal 1995.

    NON-OPERATING INCOME (EXPENSE). Non-operating expense, net, in fiscal 1995 increased to $3.2 million from $1.0 million in fiscal 1994. The Company's net interest expense increased to $1.1 million during fiscal 1995 from $0.6 million during fiscal 1994, reflecting increased borrowings to complete the October 1994 acquisition by the Company of its Wireless and Telecom businesses. Other non-operating expenses increased to $2.1 million in fiscal 1995 from $0.4 million in fiscal 1994, due primarily to a loss of $1.8 million incurred in fiscal 1995 related to the sale and leaseback financing of the Company's Indianapolis facility.

    PROVISION FOR INCOME TAXES. The Company's effective tax rate in fiscal 1995 was 16.7%, compared to a fiscal 1994 effective rate of 18.1%.

    NET INCOME. As a result of the above factors, net income was $3.1 million in fiscal 1995 as compared to $3.7 million in fiscal 1994.

    EBITDA. EBITDA was $9.9 million in fiscal 1995 as compared to $7.1 million in fiscal 1994. EBITDA as a percentage of sales decreased to 7.4% in fiscal 1995 from 9.5% in fiscal 1994.

    RATIO OF EARNINGS TO FIXED CHARGES. As a result of the above factors, the ratio of earnings to fixed charges was 2.8x for fiscal 1995 as compared to 5.3x for fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's cash flow from operating activities was $6.4 million, $12.5 million and $15.1 million in fiscal 1994, 1995 and 1996, respectively, and $14.1 million (excluding a one-time charge of $7.1 million for stock option compensation related to the Recapitalization Transactions) for the nine months ended June 30, 1997. The Company had cash, cash equivalents and short-term investments at June 30, 1997 of $7.1 million. The Company invests its excess cash in money market funds and U.S. Treasury obligations. Historically the Company has funded its business through operating cash flow, has not relied on sales of equity to provide cash and has used short-term debt primarily for cash management purposes. The Company's European subsidiaries had borrowings outstanding under their existing credit agreements (the "Existing Credit Agreements") of $3.4 million at June 30, 1997 for funding short-term working capital requirements, and the Company had additional obligations outstanding totalling approximately $2.1 million in the form of letters of credit and bank guarantees. As of June 30, 1997, the Company had outstanding an unsecured note of approximately $0.9 million issued in the October 1994 acquisition of the Company's Telecom business and a financing obligation of $4.1 million recorded in connection with the sale and leaseback of the Company's facilities in Indianapolis, Indiana. See "Description of Other Indebtedness -- Other Debt."

    The Company's primary cash needs have been for the funding of working capital requirements (primarily inventory) and capital expenditures. The Company's net cash provided by (used in) investing activities was $0.1 million, $(20.4 million) and $(4.0 million) in fiscal 1994, 1995 and 1996, respectively, and $(7.6 million) for the nine months ended June 30, 1997. The Company's fiscal 1994 cash flows from investing activities include $0.9 million received as proceeds from the sale of a business and the fiscal 1995 cash flows from investing activities reflect $17.7 million paid in cash for the acquisition of the Company's Wireless and Telecom Business. For the nine months ended June 30, 1997, the cash used in investing activities includes $3.0 million used to purchase short-term investments. The Company's recurring cash requirements for investing activities are for capital expenditures. The Company made capital expenditures in fiscal 1994, 1995 and 1996 of $1.3 million, $2.9 million and $4.5 million, respectively, and $4.8 million for the nine months ended June 30, 1997. Capital expenditures in fiscal 1994 and 1995 primarily reflect spending for manufacturing and engineering equipment resulting from the increase in the size of the business and the number of facilities following the October 1994 acquisition by the Company of its Wireless and Telecom businesses. In fiscal 1996, the expenditures reflect increasing investment in manufacturing and engineering equipment and also include approximately $1.1 million related to investing in new management information system hardware and software. The Company expects its capital expenditures to increase to approximately $6.0 million in fiscal 1997, which would represent a higher than average percentage of sales as compared to historical levels. These higher than average expenditures primarily reflect the Company's continued investment in new management information systems and manufacturing equipment.

    The Company's net cash provided by (used in) financing activities was $(6.4 million), $7.7 million and $(8.6 million) in fiscal 1994, 1995 and 1996, respectively, and $(1.4 million) for the nine months ended June 30, 1997. In fiscal 1994, these cash flows reflect the impact of a $7.0 million return of capital to stockholders and in fiscal 1995, to raise cash for its acquisition of the Wireless and Telecom business, the Company generated cash by issuing common shares for $7.6 million and by entering into a sale and leaseback financing transaction for $4.3 million. The Company also repurchased common shares in fiscal 1995 for $3.2 million. The remaining cash flows from financing activities in fiscal 1994, 1995 and 1996 reflect the proceeds from and repayments for borrowings used to finance the Company's operating and investing activities, or as an application of the cash generated from these activities. For the nine months ended June 30, 1997, the net cash used in financing activities substantially reflects the net impact of the Recapitalization Transactions.

    As part of the Recapitalization Transactions, the Company entered into the New Credit Agreement with Fleet National Bank, DLJ Capital Funding, Inc. and various other lenders providing for a term loan facility of $25.0 million and a revolving credit facility providing for borrowings up to $20.0 million, of which the Company borrowed all $25.0 million of the term loan facility and none of the revolving credit facility to complete the Recapitalization Transactions. See "Description of Other Indebtedness -- New Credit Agreement." In connection with entering into the New Credit Agreement, the Company terminated $4.0 million of availability under its Existing Credit Agreements, leaving borrowing availability of approximately $10.5 million at its Foreign Subsidiaries. The Company believes that its cash flow from operations, combined with the remaining available borrowings under the Existing and New Credit Agreements will be sufficient to fund its debt service obligations, including its obligations under the Notes, and working capital requirements, as well as implement its growth strategy.

FOREIGN OPERATIONS

    As discussed above, a significant portion of the Company's sales and expenses are denominated in currencies other than the United States dollar. In order to maintain access to such foreign currencies, the Company's subsidiaries in the United Kingdom, France and Germany have credit facilities providing for borrowings in British pounds, French francs and Deutsche marks, respectively. The revolving credit facility under the New Credit Agreement provides for up to an aggregate of $7.5 million of borrowings in British pounds, French francs and Deutsche marks. Adjustments made in translating the balance sheet accounts of the Foreign Subsidiaries from their respective functional currencies at appropriate exchange rates are included as a separate component of stockholders' equity. In addition, the Company periodically uses forward exchange contracts to hedge certain known foreign exchange exposures. Gains or losses from such contracts are included in the Company's statements of income to offset gains and losses from the underlying foreign currency transactions.

    The Indenture and the New Credit Agreement permit the Company and its subsidiaries to make investments in, and intercompany loans to, the Foreign Subsidiaries. Payments to the Company or its other subsidiaries by such Foreign Subsidiaries, including the payment of dividends, redemption of capital stock or repayment of such intercompany loans, may be restricted by the credit agreements of the Foreign Subsidiaries. All intercompany loans from the Company to the Foreign Subsidiaries are pledged to the lenders under the New Credit Agreement.

PERIODIC FLUCTUATIONS

    The Company's LTM sales occurred in the following percentages in each of the last four quarters: 23% for the quarter ended September 30, 1996; 27% for the quarter ended December 31, 1996; 26% for the quarter ended March 31, 1997; and 24% for the quarter ended June 30, 1997. A variety of factors may cause period-to-period fluctuations in the operating results of the Company. Such factors include, but are not limited to, product mix, European summer holidays and other seasonal influences, competitive pricing pressures, materials costs, currency fluctuations, revenues and expenses related to new products and enhancements of existing products, as well as delays in customer purchases in anticipation of the introduction of new products or product enhancements by the Company or its competitors. The majority of the Company's revenues in each quarter results from orders received in that quarter. As a result, the Company establishes its production, inventory and operating expenditure levels based on anticipated revenue levels. Thus, if sales do not occur when expected, expenditures levels could be disproportionately high and operating results for that quarter, and potentially future quarters, would be adversely affected.

                                    BUSINESS

GENERAL

    Wavetek is a leading global designer, manufacturer and distributor of a broad range of electronic test instruments, with a primary focus on application-specific instruments used for testing voice, video and data communications equipment and networks. The Company also designs, manufacturers and distributes precision instruments to calibrate and test electronic equipment and provides repair, upgrade and calibration services for its products on a worldwide basis. The Company was acquired in 1991 by an investment group led by Gooding and consummated the Recapitalization Transactions in June 1997 with the New Equity Investors. The Company has increased sales from $58.1 million in fiscal 1992 to $151.0 million in fiscal 1996, EBITDA from $3.8 million in fiscal 1992 to $20.9 million in fiscal 1996 and net income from $2.9 million in fiscal 1992 to $13.5 million in fiscal 1996 by increasing its penetration of existing markets and by entering additional markets through introductions of new products and acquisitions. For the LTM ended June 30, 1997, Wavetek had sales and EBITDA of $154.5 million and $22.3 million, respectively. Wavetek's LTM net income was $5.5 million after giving effect to a one-time charge of $4.3 million, net of tax, for stock option compensation related to the Recapitalization Transactions and LTM net loss on a pro forma basis was $2.0 million. As of June 30, 1997, the Company had a total stockholders' deficit of $73.0 million.

    Wavetek believes it has achieved its success by: (i) focusing on the $2.5 billion Communications Test market segment of the test instrument industry, which is expected to grow by approximately 10% per annum through 2001; (ii) identifying changing industry trends and customer needs and successfully introducing responsive new products on a timely basis; (iii) serving the increasing demand for application-specific, portable field service and maintenance equipment, which accounted for over 70% of the Company's LTM sales; and (iv) leveraging its operations and development capabilities outside the United States, where the Company generated 61% of its LTM sales. Wavetek believes that its product development capabilities, product quality, breadth of product line and geographic diversity should enable it to continue to expand its share of existing markets and successfully enter new markets.

    The Company's Communications Test products, which accounted for 75% of the Company's LTM sales, serve the CATV, Wireless, Telecom, LAN and Test Tools segments of the test instrument industry. The primary end users for the Company's Communications Test products are service, installation and maintenance personnel of CATV operators, wireless communications companies, telecommunications companies and data communications equipment installers. The Company's CATV products are used by CATV operators to diagnose and monitor CATV systems, test cable for signal quality and leakage and ensure the proper installation of new services such as cable modems. The Company's Wireless products are used by wireless operators, equipment manufacturers and retailers to test mobile phones during production, repair, or at the point-of-sale and by wireless operators to test base stations. The Company's Telecom products are used by telecommunications companies to install and maintain fiber optic cable. The Company's LAN products are used by LAN installation and service professionals to test LAN cables and connectors ("physical layer"). The Company's Test Tools products, primarily hand-held DMMs, are used to test a wide variety of electronic and electrical equipment. The Company has strong competitive positions in its target markets and believes it is the worldwide market leader in the manufacture of CATV test equipment, the second largest supplier of hand-held DMMs and one of the five largest manufacturers of Wireless and physical layer LAN test equipment.

    The Company's Calibration Instruments products, which accounted for 17% of the Company's LTM sales, are used in metrology, engineering and manufacturing environments worldwide to calibrate electronic equipment and certify compliance with international standards. The Company believes it is the second largest global manufacturer of Calibration Sources and Transfer Standards. The Company's Calibration Instruments products also include Precision DMMs. The Company successfully competes in this market based on its technical expertise, relationships with national laboratories and product reputation.

    The Company's Service business, which accounted for 8% of the Company's LTM sales, provides repair, upgrade and calibration services for the Company's products through eight Wavetek service centers worldwide and an international network of independent representatives.

    Wavetek has global design, manufacturing, marketing and distribution capabilities through facilities located in the United States, the United Kingdom, France and Germany. The Company is committed to providing high quality manufacturing and has received or is in the process of receiving ISO 9000 certification for each of its manufacturing facilities. In addition, Wavetek supports its broad international base of over 5,000 customers with regional sales offices in San Diego, Indianapolis, Norwich, Munich, Paris, Vienna, Singapore, Hong Kong, Beijing and Shanghai. The Company's products are sold through direct sales teams in the United States, the United Kingdom, France and Germany and a global network of over 250 distributors and independent representatives.

BUSINESS STRATEGY

    Wavetek believes that it has achieved its strong position in the Communications Test and Calibration Instruments market segments by identifying changing industry trends and customer needs, and by successfully introducing high-quality, cost-effective, application-specific products to meet such needs on a timely basis. The Company's business strategy is to further enhance its strong position in these markets and to continue to increase sales and EBITDA through the following key initiatives:

    - FOCUS ON THE LARGE, RAPIDLY GROWING COMMUNICATIONS TEST SEGMENT. The Company generated 75% of its LTM sales from Communications Test products and intends to continue to focus on this segment of the test instrument industry. Prime Data expects sales in the Communications Test market to grow at approximately 10% per annum from approximately $2.5 billion in 1996 to approximately $4.0 billion in 2001. The Company believes that the drivers of this growth include (i) rapidly changing communications technology; (ii) growing demand for personal communications services (including mobile phones, interactive CATV and internet access); and (iii) increasing worldwide investment to build or upgrade data and communications infrastructure. Wavetek intends to capitalize on this large, rapidly growing market segment through its broad Communications Test product portfolio, extensive international presence and strong market positions in CATV, Wireless and LAN.

    - DEVELOP APPLICATION-SPECIFIC PRODUCTS FOR TARGET MARKETS ON A TIMELY BASIS. Wavetek's product development strategy is to: (i) focus on application-specific products that are responsive to customer needs; (ii) minimize development time in order to address rapidly changing technology; and (iii) leverage design efforts by generating multiple product line extensions from existing product platforms. Wavetek has a history of successful new product introductions, including eight new products in fiscal 1996, and the Company expects to introduce approximately ten new products in fiscal 1997.

    - MEET DEMAND FOR ENHANCED PORTABLE TEST INSTRUMENTS. The Company generated over 70% of its LTM sales from portable field service and maintenance equipment and intends to continue to focus on these types of products. The increasing complexity of communications technology is creating demand for field test equipment that incorporates enhanced measurement performance. Furthermore, service, installation and maintenance personnel are demanding smaller, more portable products that enable them to service systems and equipment in the field rather than at a service facility. As a result of its product design, manufacturing and distribution strengths in portable test instruments, the Company believes it will continue to benefit from these demand trends.

    - LEVERAGE INTERNATIONAL OPERATIONS AND DISTRIBUTION. The Company believes that international capital investment in communications infrastructure has provided and will continue to provide growth in the worldwide Communications Test market. Wavetek believes it is well-positioned to capitalize on this growth with its substantial international operations that include: (i) three foreign manufacturing facilities; (ii) established international sales and distribution channels; and (iii) approximately 450 employees located outside of the United States. The Company generated 61% of its LTM sales from customers outside the United States and believes its international operations should enable it to gain market share in existing international markets and successfully enter new markets, particularly in the Asia-Pacific, Eastern Europe and South America regions. Additionally, the Company believes that its strategic alliance formed in 1996 with Yokogawa, a leading Japanese process control and test and measurement company, coupled with the development of new products tailored for the Japanese market, will increase the Company's sales in Japan.

    - ENHANCE PROFITABILITY THROUGH CONTINUED IMPROVEMENT IN THE WIRELESS AND TELECOM BUSINESSES. Wavetek has taken measures to improve the operations of its Wireless and Telecom businesses acquired in October 1994, including: (i) introducing new products with higher gross margins; (ii) rationalizing old, low margin businesses and products; (iii) reducing headcount; (iv) hiring new management; and (v) reducing marketing and selling expenses as a percentage of sales. As a result of these ongoing efforts, the Company has significantly improved the operating results of these acquired businesses. As new products with higher margins continue to replace older products, and as the Company makes additional cost improvements in its European manufacturing operations, the Company expects results from these businesses to continue to improve.

TEST INSTRUMENT INDUSTRY

    The global test instrument industry encompasses the manufacturing, marketing and distribution of a wide variety of electronic test equipment used in the design, development and service of various types of electronic equipment, cables and systems. Test instruments are used primarily by service, installation, maintenance, manufacturing and research and engineering professionals in a broad range of industries, including communications, technology, aerospace, process control and automotive. Selected products include signal meters, DMMs, sweep generators, spectrum analyzers, function generators and network analyzers. Wavetek focuses on two segments of the $7.8 billion test instrument industry:
Communications Test and Calibration Instruments.

    COMMUNICATIONS TEST

    The Communications Test segment is the largest and one of the fastest growing segments of the test instrument industry. This segment consists of a broad range of equipment used to install, diagnose, maintain and service equipment for voice, video and data communications networks. According to Prime Data, sales in the Communications Test segment have grown from approximately $1.2 billion in 1989 to approximately $2.5 billion in 1996. Prime Data further expects this segment to grow approximately 10% per annum to over $4.0 billion by 2001. In 1995, approximately 61% of Communications Test market revenues occurred outside of the United States, with Asia and Europe representing 25% and 28% of the market, respectively, and the rest of the world representing 8%. The following graph presents the historical and projected size (as compiled by Prime
Data) of the Communications Test segment of the test instrument industry:

                 WORLDWIDE COMMUNICATIONS TEST INSTRUMENT SALES
                             (dollars in millions)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

1989          $1,182
1990          $1,265
1991          $1,351
1992          $1,416
1993          $1,558
1994          $1,867
1995          $2,187
1996          $2,460
1997E         $2,710
1998E         $3,000
1999E         $3,315
2000E         $3,670
2001E         $4,005

--------------

          Source: Prime Data 1997.

'

    The Company believes that the consistent growth of the Communications Test segment has been driven and will continue to be driven, in large part, by the following factors:

    RAPIDLY CHANGING TECHNOLOGY. Many segments of the communications industry are experiencing rapid change due to new and competing technologies. For example, digital formats are replacing analog formats in many forms of communication systems. In addition, the need to increase data capacity should lead to higher bandwidths, new signalling formats and new transmission technologies. Each change or upgrade in communications systems or infrastructure requires substantial testing, which creates demand for new or upgraded test instruments.

    SUBSTANTIAL CAPITAL INVESTMENT IN COMMUNICATIONS INFRASTRUCTURE. Developed countries, such as the United States, are investing substantial capital to construct, rebuild, upgrade and maintain information and communications systems. Although such expenditures have slowed in certain areas, operators generally need to upgrade their systems in order to support the increased demand for new services and methods of communication that require more technologically advanced communications infrastructure. Less mature countries, including selected Asia-Pacific, Eastern European and South American countries, are building communications infrastructure to meet increasing demand for basic communications services such as CATV, Wireless and Telecom. Demand for Communications Test products has historically depended upon capital spending for such communications infrastructure.

    INCREASED DEMAND FOR WIRELESS PRODUCTS. According to Malarkey-Taylor Associates, Inc./Economics and Management Consultants International, Inc., the number of global cellular and personal communications system ("PCS") subscribers is expected to grow from 123 million in 1996 to 334 million in 2001, representing an average growth rate of approximately 22% per annum. In addition to the growth in subscribers, wireless technologies are constantly evolving. The Company believes that the combination of growth in cellular and PCS subscribers and changing technology should increase the need for wireless Communications Test products.

    SHIFT TO ENHANCED PORTABLE FIELD TEST EQUIPMENT. The increasing complexity of communications technology is creating demand for field test equipment that incorporates enhanced measurement performance. Furthermore, service and installation personnel are demanding smaller, more portable products that enable them to service systems and equipment in the field rather than at a service facility. As a result, there is a continuing need to develop more portable field test equipment with enhanced features and technology.

    CALIBRATION INSTRUMENTS

    The Calibration Instruments segment of the test instrument industry is comprised of instruments which measure voltage, current, power quality, frequency, temperature, pressure and other key functional parameters of electronic equipment. Calibration Instruments are typically used by engineering and manufacturing professionals and national laboratories to ensure that the accuracy of the calibration or verification of electronic test equipment can be traced to national, international or military reference standards. The Company focuses on the metrology area of Calibration Instruments with three types of products: Calibration Sources, Transfer Standards and Precision DMMs. Calibration Sources provide high accuracy voltages and currents for calibrating and verifying the accuracy of voltage measuring equipment. Transfer Standards transfer the accuracy of voltage measurements from national standards laboratories to industry calibration laboratories. Precision DMMs measure voltages and currents produced by electronic equipment to accuracies up to 8 1/2 digits.

    The Company estimates that the aggregate market for these products was $365 million in 1996, with DMMs (of which Precision DMMs are a small segment), Calibration Sources and Transfer Standards representing approximately 78%, 19% and 3%, respectively, of the market. The Company believes that future growth in the Calibration Instruments industry will be primarily driven by: (i) increased adherence to quality standards such as ISO 9000, which require companies to regularly calibrate and verify electronic equipment used in manufacturing and repair; (ii) demand for more automated and user-friendly Calibration Instruments to increase efficiency and allow less skilled technicians to administer calibration procedures; and (iii) demand for Calibration Instruments to accommodate a wider range of equipment with specific test programs in order to increase efficiency and reduce the cost of calibration and maintenance.

    The Company believes that several barriers to entry exist in the Calibration Instruments market that limit the number of competitors. Users of Calibration Instruments depend on the accuracy of such instruments and generally require instrument manufacturers to have long standing reputations for technical expertise and product quality. Furthermore, sales often depend on relationships with major quality standards organizations such as national laboratories and worldwide first tier metrology labs.

BUSINESS

    Within the test instrument industry, Wavetek has a primary focus on Communications Test instruments. The Company also manufactures Calibration Instruments and provides repair, upgrade and calibration services for its products on a worldwide basis. The Company's Communications Test, Calibration Instruments and Service businesses accounted for 75%, 17% and 8%, respectively, of the Company's LTM sales.

    COMMUNICATIONS TEST

    The Company's Communications Test business, which accounted for 75% of the Company's LTM sales, consists of CATV, Wireless, Telecom, LAN and Test Tools.

    CATV. The Company is the global leader in developing and manufacturing test equipment used for commissioning new and maintaining existing CATV networks. Major products include: sweep systems, signal level meters, leakage meters, monitoring systems and related software. These products allow CATV operators to test and monitor the quality of signals transmitted over a CATV network. The Company believes that the development and deployment by CATV operators of advanced services, including two-way data paths to provide telephony or internet services, has created new product opportunities for Wavetek. For example, Wavetek's close customer relationships gave the Company early indication of the need for return path testing capability. Wavetek used this information to create an extension to Wavetek's successful Stealth product line to assist CATV technicians in the installation and servicing of the return path of CATV networks. The Stealth line of products consists of a broad range of sweep systems and related software products, the aggregate of which accounted for approximately 17% of the Company's LTM sales orders.

    One of the primary technical problems facing two-way CATV networks is interference (noise) on the return path. If the return path is not securely installed with tight connectors and well-maintained cable, noise from external sources such as computers, home appliances and motors can enter the CATV system, be amplified and interfere with data on the return path. In order to reduce the time and difficulty in locating the source of noise, Wavetek has developed a family of leakage meters, including the CLI 1750, that assists installers in detecting leaks in CATV networks.

    Significant CATV customers of the Company include Continental Cablevision, Inc., Deutsche Telekom A.G., TCI and Time Warner Cable. The Company's CATV business is headquartered in Indianapolis, Indiana.

    The following table lists selected CATV product offerings of the Company:

                                                                                                     APPROXIMATE
                                                                                                      U.S. PRICE
PRODUCT NAME                             DESCRIPTION                           PRIMARY CUSTOMER         POINT
-------------------  ----------------------------------------------------  ------------------------  ------------
MicroStealth         Hand-held unit which tests signal quality at          CATV service technicians   $    1,200
                     multiple points in a CATV network                     and installers

SAM 4040             Hand-held, broadband communication service monitor    CATV service technicians   $    2,500
                     which performs CATV network maintenance               and installers

CLI 1750             Tests for interfering signals in a CATV network       CATV service technicians   $    2,000
                                                                           and installers

Stealth              Flexible, portable instruments for testing specific   CATV service technicians   $    3,600
                     segments of a CATV network                            and installers

3SM                  Monitors and controls signal parameters of up to 200  Network operations and     $    4,300
                     remote head ends or hub sites                         reliability managers

Benchmark 1175       Versatile sweep/scalar analyzer used to test for      Radio frequency ("RF")     $   10,000
                     sweep response, transmission loss or gain             amplifier manufacturers,
                                                                           service and repair
                                                                           facilities

    WIRELESS. The Company's Wireless business, acquired from Schlumberger in October 1994, is one of the world's five largest manufacturers of test instruments for mobile phone and base station testing and service. Wavetek manufactures instruments to test most analog and digital formats including PCS, Groupe Speciale Mobile ("GSM"), Time Division Multiple Access ("TDMA") and Code Division Multiple Access ("CDMA"). The Company's products are used during the manufacturing process, at service facilities and at the point-of-sale. Wavetek's point-of-sale application-specific product for the Wireless market, the 4100 GSM Tester, was designed to address the increasing demand for testing in the GSM market. The shift in phone repair from local repair shops or retail stores to high volume service facilities, combined with the high cost to process, ship and test a phone at a service facility, is creating a need for "go/no-go" testing at retail sites to minimize the number of properly functioning phones that are mistakenly returned to the manufacturer for repair. The 4100 GSM Tester family provides accurate "go/no-go" testing at a price point approximately one-third of the price of traditional service testers, allowing economical sorting of phones at the point-of-sale. Wavetek was able to bring the 4100 GSM Tester family to market quickly, due in part to the application of technology from its LAN products and existing wireless products.

    Wavetek's 3600D CDMA Tester provides application-specific, low cost service capability on cellular or PCS phones that use CDMA technology. In the early phase of the deployment of a new phone technology, phones must be thoroughly tested prior to delivery to customers, as well as during repair. This testing can be performed with manufacturing-oriented test instruments ranging in price from $50,000-$60,000. However, as new phones are shipped in higher volumes, a more economical, easier to use tester is desired. The 3600D CDMA Tester is a lower cost (approximately $28,000) solution for phone commissioning and repair.

    Significant Wireless customers of the Company include AT&T and Ericsson. The Company's Wireless business is headquartered in Munich, Germany, with engineering and marketing teams in Indianapolis, Indiana.

    The following table lists selected Wireless product offerings of the
Company:

                                                                                                     APPROXIMATE
                                                                                                      U.S. PRICE
PRODUCT NAME                             DESCRIPTION                           PRIMARY CUSTOMER         POINT
-------------------  ----------------------------------------------------  ------------------------  ------------
4032 (MS)            Benchtop tester for analog and digital cellular or    Phone manufacturers,       $   27,000
                     PCS phones                                            carriers, repair
                                                                           organizations
4032 (BTS)           Portable tester for cellular base stations in         Manufacturers of base      $   34,000
                     commissioning and maintenance                         stations, carriers
3600D CDMA Tester    Benchtop tester for analog and digital cellular or    Phone manufacturers,       $   28,000
                     PCS phones                                            carriers, repair
                                                                           organizations
4015                 Benchtop tester for many types of analog radios       Service shops,             $   14,000
                                                                           governments, aircraft
                                                                           workshops
4100 GSM Tester      Hand-held, point-of-sale tester for cellular or PCS   Phone manufacturers,       $    6,000
                     phones                                                carriers, retail outlets

    TELECOM. The Company's Telecom business, also acquired from Schlumberger in October 1994, designs and manufactures test instruments, systems and software used for the installation, maintenance and monitoring of fiber optic cable. The Company serves this market with both mainframe and portable optical time domain reflectometers ("OTDRs"), remote fiber test systems ("RFTS"), light sources, optical power meters and various other products. As Telecom operators install more passive optical networks ("PONs") and provide fiber to the home ("FTTH"), demand has increased for more versatile OTDRs. Wavetek's new MTS-5000 OTDR family responds to this trend by offering a modular product that allows installers to have specialized high resolution modules for PONs and FTTH networks, in addition to high performance modules for long distance links. With this family of products Wavetek combined the high performance optical knowledge of its OTDR design team with the low cost design expertise of its CATV engineering group, resulting in a product that offers high performance features at a competitive cost. Wavetek intends to add multi-mode modules used for LAN fiber measurements to its OTDR family during 1998.

    Significant Telecom customers of the Company include France Telecom, Russia Telecom and Siemens A.G. The Company's Telecom business is headquartered in St. Etienne, France.

    The following table lists selected Telecom product offerings of the Company:

                                                                                                     APPROXIMATE
                                                                                                      U.S. PRICE
PRODUCT NAME                             DESCRIPTION                           PRIMARY CUSTOMER         POINT
-------------------  ----------------------------------------------------  ------------------------  ------------
Flash Mini OTDR      Hand-held, portable tester of fiber optic networks    Telecom operators, LAN     $   12,000
                                                                           fiber installers,
                                                                           utilities, private
                                                                           networks
MTS-5000 OTDR        Modular portable OTDR, next generation platform       Telecom operators, CATV    $   12,000
                                                                           operators, LAN fiber
                                                                           installers
Helios               Mainframe, high performance OTDR, measures and        Telcom operators, fiber    $   26,000
                     characterizes fiber optic networks                    manufacturers,
                                                                           utilities, private
                                                                           networks
Atlas                Fiber optic network monitoring (construction and      Telcom operators,          $   50,000
                     maintenance)                                          utilities, private
                                                                           networks

    LAN. The Company acquired its LAN business as part of the Beckman acquisition in October 1992, and the Company is now one of the five largest global manufacturers of physical layer LAN test equipment. LAN testing products include diagnostic instruments used to certify and verify the integrity of the LAN physical layer. The Company's products are used by third party cable installers, value added resellers of network equipment and management information systems managers to verify the quality of cable installation. The Company has developed its LT-8000 family of LAN cable testers to measure the next generation of LAN cable rated to 650 MHz bandwidth, compared to the current 100 MHz standard. The Company was able to design the LT-8000, a cost effective, high performance unit, by combining its expertise in high speed oscilloscope calibration from its Calibration Instruments business with expertise in RF technology from its CATV business.

    Significant LAN customers of the Company include distributors such as Anixter International, Inc. and Graybar Electric Company, Inc. The Company's LAN business is headquartered in San Diego, California.

    The following table lists selected LAN product offerings of the Company:

                                                                                                    APPROXIMATE
                                                                                                    U.S. PRICE
PRODUCT NAME                            DESCRIPTION                         PRIMARY CUSTOMER           POINT
-------------------  -------------------------------------------------  ------------------------  ---------------
LANTEKPRO XL         Hand-held, portable unit used to certify and       LAN technicians, network      $4,600
                     troubleshoot LAN cable installation                managers

LT-8000              Hand-held, portable unit used to certify and       LAN technicians, network  $  2,000-$6,000
                     troubleshoot LAN cable installation. Supports      managers
                     emerging 350 and 650 MHz LAN cable technologies

    TEST TOOLS. The Company's Test Tools business, also acquired as part of the Beckman acquisition, develops and distributes portable measurement instruments that are used to measure and service a broad range of electrical and electronic equipment including wiring, appliances, computer equipment and consumer electronics. The Company's Test Tools products are used by the electronic and electro-mechanical installation, maintenance and service industries. Hand-held DMMs are the primary instrument in this segment and range from hobbyist products to tools for professional electrical and electronic technicians. The Company is the second largest supplier of hand-held DMMs. Wavetek believes that its shipments of over 100,000 hand-held DMMs per year worldwide increase the Company's overall visibility in the test instruments industry. The Company also believes that the Test Tools business complements its other Communications Test businesses by providing a distribution channel for certain of its LAN products and potential new low cost Communications Test products.

    Significant Test Tools customers of the Company include Newark Electronics and W. W. Grainger. The Company's Test Tools business is headquartered in San Diego, California.

    The following table lists selected Test Tools product offerings of the
Company:

                                                                                                      APPROXIMATE
                                                                                                       U.S. PRICE
PRODUCT NAME                          DESCRIPTION                              PRIMARY CUSTOMER          POINT
--------------  --------------------------------------------------------  --------------------------  ------------
Hand-held DMMs  Portable, field troubleshooting of electronic and         Electronics repair              $20-$350
                electrical circuits                                       personnel, electricians,
                                                                          electronics engineers,
                                                                          industrial plant
                                                                          servicers, home/ hobbyist

Clamp-on        Verify and test electrical circuits                       Electricians, electrical       $100-$300
Multimeters                                                               repair personnel, wiring
                                                                          installers, industrial
                                                                          plant service personnel

Component       Verify quality and sorting of electronic parts            Electronic technicians and      $70-$180
Checkers                                                                  quality control
                                                                          departments of electronic
                                                                          manufacturers

    CALIBRATION INSTRUMENTS

    The Company's Calibration Instruments products, which accounted for 17% of the Company's LTM sales, are used in metrology, engineering and manufacturing environments worldwide to calibrate electronic equipment and certify compliance with international standards. The Company believes it is the second largest global manufacturer of Calibration Sources and Transfer Standards. The Company also produces Precision DMMs. The Company believes that it successfully competes in the Calibration Instruments market by capitalizing on its technical expertise, relationships with national laboratories and product reputation. Wavetek has recognized the needs of an increasing number of companies to calibrate their test equipment, including oscilloscopes and DMMs, in order to comply with international quality standards such as ISO 9000. In response to such customer needs, Wavetek repackaged its high precision calibration technology into more application-specific instruments, such as its 9100 Multi-function Calibrator and 9500 Oscilloscope Calibrator, replacing expensive, manually operated equipment, with small, accurate, automated test solutions.

    Significant Calibration Instruments customers of the Company include Northrop Grumman Corporation, Tektronix, Inc. and the U.S. Army and Navy. The Company's Calibration Instruments business is headquartered in Norwich, England.

    The following table lists selected Calibration Instruments product offerings of the Company:

                                                                                                  APPROXIMATE
                                                                                                   U.S. PRICE
PRODUCT NAME                         DESCRIPTION                       PRIMARY CUSTOMER              POINT
-------------------  -------------------------------------------  ---------------------------  ------------------
1271/81 Precision    Provides accurate measurement of voltage     Military forces, aerospace        $10,000
DMM                  and current up to 8 1/2 digits               contractors, government
                                                                  institutes, automated test
                                                                  equipment manufacturers,
                                                                  calibration/service repair
                                                                  providers, national
                                                                  laboratories

4800/4808            Calibrates Precision DMMs up to 8 1/2        Calibration/service repair    $20,000-$34,000
Calibration Source   digits                                       providers, national
                                                                  laboratories

9100 Multi-function  Universal calibrator for general purpose     Calibration/service repair        $14,000
Calibrator           analog and digital test equipment            providers, ISO- accredited
                     certification to ISO 9000 standards          industries, oscilloscope
                                                                  manufacturers

9500 Oscilloscope    Calibrates oscilloscopes up to 1GHz          Calibration/service, repair       $32,000
Calibrator                                                        providers, ISO- accredited
                                                                  industries, oscilloscope
                                                                  manufacturers, national
                                                                  laboratories

    SERVICE

    Wavetek's Service business, which accounted for 8% of the Company's LTM sales, provides repair, upgrade and calibration services for the Company's products through eight Wavetek service centers and a network of independent representatives worldwide. The Company believes that opportunities exist to expand this business, and is in the process of developing a comprehensive worldwide customer care plan ("Care Plan") for its customers. The Care Plan program offers customers the opportunity to extend their standard warranty by one or two years and add a package of various service and calibration options for various fees paid at the time of purchase.

CUSTOMERS

    The Company has a broad international base of over 5,000 customers operating in a wide range of industries. The primary end users for the Company's Communication Test products are service, installation and maintenance personnel of CATV operators, wireless communications companies, telecommunications companies and data communications equipment installers. Significant customers of the Company's Communications Test business include AT&T, Continental Cablevision, Inc., Deutsche Telekom A.G., Ericsson, France Telecom, Russia Telecom, Siemens A.G., TCI and Time Warner Cable. The Company's Calibration Instruments products are used primarily by service and quality personnel in metrology, engineering and manufacturing environments in a wide variety of industries. Significant Calibration Instruments customers include Northrop Grumman Corporation, Tektronix, Inc. and the U.S. Army and Navy. For fiscal 1996, no one customer accounted for more than 5% of the Company's sales and the top ten customers represented approximately 17% of sales.

PRODUCT DEVELOPMENT

    The Company seeks to develop and introduce application-specific products for its target markets on a timely basis. The Company designs products for domestic and international markets and often deploys market research and product definition teams worldwide to meet and work with major communications and metrology customers in order to determine and address the needs of its customers.

    Wavetek's product development strategy is to: (i) focus on application-specific products that are responsive to market-driven customer needs; (ii) minimize development time in order to be responsive to shifts in market demand and meet customer needs on a timely basis; (iii) aggressively drive cost reductions throughout the design process; and (iv) leverage design efforts by generating product families and product line extensions from existing product platforms.

    As of March 31, 1997, the Company had approximately 130 employees involved in its engineering activities who operate in teams based out of five locations and generally focus on product development within a particular business area. In addition, Wavetek's engineering teams share or apply other teams' product designs where possible to improve use of resources. The Company typically introduces 8 to 12 major new products or product extensions per year and expects to introduce approximately 10 new products in fiscal 1997.

    The Company intends to continue to develop products to meet market demands for reduced cost, size and weight, while achieving increased performance through the use of application-specific integrated circuits ("ASICs"), digital signal processing ("DSP") technology and increasing computing power available in embedded processors. The Company has made a significant effort in recent years to supplement its engineering staff with engineers skilled in these key technology areas, as well as emerging technology areas such as digital communications and advanced signal processing. The Company also makes selective use of outside technical consulting companies to supplement internal capabilities.

SALES AND DISTRIBUTION

    Wavetek products are sold through direct sales teams in the United States, the United Kingdom, France and Germany. The Company also utilizes a network of over 250 distributors and independent representatives. Wavetek sales personnel manage and provide technical support to the distributors and independent representatives. The Company's contracts with such distributors and independent representatives are generally short-term in nature and generally can be terminated by either party with 30 to 90 days notice. Sales offices are located in the United States, the United Kingdom, France, Germany, Austria, Singapore, Hong Kong, Beijing and Shanghai. As of March 31, 1997, Wavetek had approximately 130 employees involved in sales and customer support activities. The Company also markets its products through advertising and participating in trade shows.

YOKOGAWA RELATIONSHIP

    In April 1996, Wavetek formed a strategic alliance with Yokogawa to jointly develop Communications Test products for the Japanese market and to distribute Wavetek's products in Japan. In September 1996, Yokogawa also purchased approximately 12.0% of the Company's Common Stock outstanding prior to the Recapitalization Transactions. As of the date of this Prospectus, Yokogawa owns approximately 5.8% of the outstanding Common Stock of Wavetek. See "Ownership of Capital Stock."

    Yokogawa, based in Tokyo, Japan, is a leading supplier of process control equipment and test and measurement equipment. It currently distributes Wavetek's CATV, Wireless, LAN and Calibration Instruments product lines in Japan. In fiscal 1996, Wavetek's sales through Yokogawa were approximately $1.8 million. In addition, Wavetek and Yokogawa have joint engineering and marketing programs for Wireless products. With the support of Yokogawa engineers located in Wavetek's Indianapolis and Munich facilities, Wavetek and Yokogawa are developing products aimed at the Japanese cellular market. The first product is a cellular tester for the Japanese CDMA market based on Wavetek's 3600D CDMA Tester product line, which is expected to be introduced in late fiscal 1997.

BACKLOG

    As of June 30, 1997, the Company had a firm open order backlog of $22.3 million (compared to $32.4 million as of June 30, 1996), of which it expects less than $1.0 million may not be shippable prior to September 30, 1997. Backlog reflects firm customer orders for products and services scheduled for shipment within 12 months. The level of backlog at any particular time is not necessarily indicative of future operating performance of the Company. Delivery schedules may be extended, and orders may be canceled at any time subject to certain cancellation penalties.

MANUFACTURING

    Wavetek has four manufacturing facilities worldwide. All North American designed products except Test Tools (CATV, LAN and US-designed Wireless products) are manufactured in Indianapolis. The Company manufactures its Calibration Instruments products in Norwich, England, its Telecom products in St. Etienne, France and its German-designed Wireless products in Munich, Germany. Since the Company outsources certain of its manufacturing to subcontractors, including the printed circuit boards for its French and German products, the manufacturing at its St. Etienne and Munich facilities consists primarily of final assembly and test. These facilities were acquired in the October 1994 Schlumberger acquisition, and the Company is currently evaluating consolidation opportunities in order to improve manufacturing efficiency and capitalize on economies of scale. The Company's Test Tools products are manufactured by third party suppliers, primarily in Taiwan.

    Although the Company attempts to use common, multi-sourced components throughout its design, certain technological requirements may necessitate the use of single-sourced, unique components. The Company attempts to minimize its exposure on these components through careful vendor qualification and purchasing, though risk exists that these parts may become obsolete, necessitating redesign or withdrawal of the product from the market.

PROPERTIES AND FACILITIES

    The table below sets forth selected relevant statistics for Wavetek's current facilities:

                                                                                                         LEASE
LOCATION                              FACILITY TYPE/USE                SIZE OF FACILITY      TITLE     EXPIRATION
------------------------  -----------------------------------------  --------------------  ---------  ------------
San Diego, California     Executive offices (1)                      4,305 sq. ft.         Leased       12/31/1999
                          Headquarters for LAN and Test Tools        70,000 sq. ft.        Leased        6/29/2006
                          businesses; U.S. distribution center for
                          Test Tools and Calibration Instruments
                          (2)

Indianapolis, Indiana     U.S. manufacturing center; headquarters    206,000 sq. ft. (3)   Leased       10/31/2014
                          for CATV business; U.S. distribution
                          center for Communications Test products

                                                                                                         LEASE
LOCATION                              FACILITY TYPE/USE                SIZE OF FACILITY      TITLE     EXPIRATION
------------------------  -----------------------------------------  --------------------  ---------  ------------
Norwich, England          Headquarters for Calibration Instruments   40,000 sq. ft.        Owned           --
                          business, including manufacturing; UK      3.2 acres-land        Leased        3/31/2103
                          sales and distribution; European
                          distribution center for Test Tools

St. Etienne, France       Headquarters for Telecom business,         23,414 sq. ft.        Leased        9/30/2005
                          including final assembly and test

Munich, Germany           Headquarters for Wireless business,        51,067 sq. ft.        Leased       12/31/2002
                          including final assembly and test; German
                          sales office

------------------------

(1) Gooding has the right to take control of the lease at this facility under certain circumstances. See "Certain Relationships and Related Transactions." Wavetek has a renewal option on the lease for this facility, permitting it to extend the term up to an additional five years.

(2) The Company leases this facility from a company controlled by Gooding. See "Certain Relationships and Related Transactions."

(3) 120,739 sq. ft. of this facility are subleased to unrelated parties through October 31, 1999.

    The Company also leases sales offices in Paris, Vienna, Hong Kong, Singapore, Beijing and Shanghai.

COMPETITION

    The Company operates in markets that are highly competitive, and the Company expects that competition will increase in the future. Some of the industries in which the Company operates are characterized by rapid technological advances and emerging industry standards. Failure to keep pace with technological advances would adversely affect the Company's competitive positions and results of operations. The Company competes primarily on the basis of technology, performance, price, brand identity, quality, reliability, distribution and customer service and support. To remain competitive, the Company must continue to develop new products, periodically enhance its existing products and compete effectively in the areas described above. Although the Company believes its products are competitive in each of these areas, there can be no assurance that existing or future competitors, some of which have greater financial resources than the Company, will not introduce comparable or superior products incorporating more advanced technology at lower prices.

    The Company's competitors are numerous, ranging from some of the world's largest corporations to many relatively small and highly specialized firms. Although no single company competes in all of the Company's product markets, some of the major competitors which compete in the individual product markets include Anritsu Corporation, Fluke Corporation, Hewlett-Packard Company, Microtest, Inc., Rohde & Schwartz, Inc. and Tektronix, Inc. Some of these competitors have more extensive engineering, manufacturing and marketing capabilities and substantially greater financial, technological and personnel resources than the Company.

INTELLECTUAL PROPERTY

    The Company's success and ability to compete depends in part upon protecting its proprietary technology. The Company relies upon a combination of patents, trademark and trade secret laws, together with licenses, confidentiality agreements and other contractual covenants, to establish and protect its technology and other intellectual property rights.

    There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to deter misappropriation or independent third-party development of its technology, or that its intellectual property can be successfully enforced or defended if challenged. Given the rapid development of technology, there can be no assurance that certain aspects of the Company's products do not or will not infringe upon the existing or future proprietary rights of others or that, if licenses or rights are required to avoid infringement, such licenses or rights could be obtained or obtained on terms that would not have a material adverse effect on the Company. In any event, because of the rapid pace of technological change in many of the Company's product industries, the Company believes that patent protection for its products is less significant to its success than the knowledge, ability and experience of its employees and the frequent introduction and market acceptance of new products and product enhancements. The Company uses a number of trademarks in its business, including Wavetek-Registered Trademark-,
LANTEK-Registered Trademark- and Stabilock which are registered in various countries where the Company operates. The Company currently has fourteen patents and two pending patent applications and expects to rely on patents to a greater extent in the future.

EMPLOYEES

    As of June 30, 1997, the Company had approximately 800 employees. Many of the Company's employees are highly skilled and the Company's continued success will depend in part upon its ability to attract and retain these employees. Many of the Company's manufacturing employees in Europe are members of standard unions. The Company believes its relationship with its employees is good.

LEGAL PROCEEDINGS

    In the ordinary course of its business, the Company from time to time is subjected to legal claims. The Company does not believe that the likely outcome of any such claims or related lawsuits would have a material adverse effect on the Company or its ability to develop new products.

    A matter is pending in the United States District Court for the Western District of Washington involving a claim that certain models of the Company's hand-held DMMs infringe the trade dress of certain Fluke Corporation ("Fluke") competitive products in violation of Section 43(a) of the Lanham Act, 15 U.S.C. Section1125(a) and state statutory and common law, seeking injunctive and monetary relief of approximately $1 million. Wavetek no longer sells hand-held DMMs with the trade dress that Fluke alleged infringed its trade dress, and Wavetek sold such DMMs for a period of less than ten months. The Company and Fluke have entered into a settlement agreement resolving all of Fluke's claims, but the action has not yet been dismissed with prejudice due to the inability of the parties to agree upon the language of a Consent Judgment, which is to be entered pursuant to the settlement. Under the terms of the settlement, Wavetek has no financial obligations. However, if the settlement is not finalized, it is possible that Fluke will be permitted to reassert its claims. The Company does not believe that the litigation, even if the present settlement is not finalized, is likely to have a material adverse impact on the Company.

    A matter is pending in the United States District Court for the Southern District of Indiana, involving a claim by Trilithic, Inc. ("Trilithic") that certain products of the Company infringe Trilithic's patent on a radio frequency leakage detection system for a CATV system and seeks injunctive and unspecified monetary relief. The product line potentially affected by this claim, and by a second patent that has been issued to Trilithic subsequent to the filing of the lawsuit, had LTM sales of approximately $5.8 million. Trilithic's complaint, which was served on the Company in March 1997, was the first notice to the Company of Trilithic's patent. The Company is presently obtaining advice of counsel as to the claim of infringement and as to the validity and enforceability of the patent. In the event the outcome of such investigation is not favorable, the Company could be required to: (i) redesign existing or future products so that they do not use the rights covered by Trilithic's patent; (ii) negotiate licenses from Trilithic; or (iii) withdraw existing products or not introduce future products that are covered by those patent rights. The Company could also be liable to Trilithic for damages for any infringement since March 1997. The Company does not believe that any such damages are likely to have a material adverse impact on the Company.

    In addition, the Company has been notified by two other competitors that they believe that certain of the Company's CATV product lines, including in one case its Stealth line of products, infringe patents that have been issued to each of them. Neither competitor has commenced litigation against the Company and, in each case, the Company has been engaged in an exchange of correspondence with the patent owner regarding the substance of its claims of infringement. Based upon its investigation to date, the Company believes that both of these claims can be resolved in a manner that will not have a material adverse impact on the Company. However, there can be no assurance that either or both of these competitors will not initiate litigation against the Company and may not prevail in such litigation. To the extent that the Company does not prevail in any such litigation or either or both of these claims are proven, the Company could be required to: (i) redesign existing or future products so that they do not use the rights covered by the patent rights in question; (ii) negotiate licenses or other rights to use those patent rights; (iii) withdraw existing products or not introduce future products that are covered by those patent rights; or (iv) pay damages for any past infringement, any and all of which could have a material adverse impact on the Company. See "Risk Factors--Dependence on Proprietary Rights."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    Set forth below is certain information regarding each director and executive officer of the Company:

NAME                               AGE                                   POSITION
-----------------------------      ---      -------------------------------------------------------------------

Terence J. Gooding (1)(3)              63   Chairman of the Board and Chief Executive Officer

Derek T. Morikawa (1)                  42   President, Chief Operating Officer and Director

Ben J. Constantini                     54   Executive Vice President, Sales and Director

Joseph A. Budano                       35   Senior Vice President, North American Operations

Vickie L. Capps                        36   Treasurer, Secretary, Vice President and Chief Financial Officer

Kenneth Baker (2)                      62   Director

Malcolm R. Bates (1)(3)                62   Director

Kenneth D. Moelis (1)                  38   Director

Peter J. Nolan (1)(2)(3)               38   Director

David B. Wilson (2)(3)                 38   Director

------------------------

(1) Member of the Executive Committee

(2) Member of the Audit Committee

(3) Member of the Compensation Committee

    The following are biographies of the Company's executive officers and directors:

    TERENCE J. GOODING, CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER. In June 1991, Terence J. Gooding formed a holding company to acquire Wavetek Corporation. Dr. Gooding has been involved in the management of technology companies since 1965 when he formed Maxwell Laboratories, which today is a successful defense contractor. He was President of Kratos (1971-1979), Chairman of the Board of Cambridge Instruments and Leica plc (1979-1990) and President of Picker International (1981-1986).

    DEREK T. MORIKAWA, PRESIDENT, CHIEF OPERATING OFFICER AND DIRECTOR.  Derek
T. Morikawa has been with Wavetek for 11 years, and was promoted to President and Chief Operating Officer in October 1996. Prior to that he was Executive Vice President of Operations, managing Wavetek's operating divisions and integrating the Wireless and Telecom businesses acquired from Schlumberger in October 1994. Mr. Morikawa has been Vice President and General Manager of the Indianapolis CATV Division, the San Diego LAN Division and the former Microwave Division of Wavetek. Prior to joining Wavetek, Mr. Morikawa spent seven years with the Microwave Instrumentation Division of Hewlett-Packard where he managed the Product Marketing Department.

    BEN J. CONSTANTINI, EXECUTIVE VICE PRESIDENT, SALES AND DIRECTOR. Ben J. Constantini joined Wavetek in June 1991 with responsibility for worldwide sales and customer service. Prior to joining Wavetek, Mr. Constantini was President of North American Operations for Leica plc. He has also been Senior Vice President, Sales for Picker International and District Sales Manager for Siemens Medical Systems, Inc. Prior to that, he spent ten years with General Motors in various management positions.

    JOSEPH A. BUDANO, SENIOR VICE PRESIDENT, NORTH AMERICAN OPERATIONS.  Joseph
A. Budano joined Wavetek April 1994 as the General Manager of the CATV Division. Mr. Budano has since been promoted to his current position of Senior Vice President, North American Operations with responsibility for

Wavetek's CATV, LAN and Test Tools Divisions. Prior to joining Wavetek, Mr. Budano worked at the Boston Consulting Group as a Management Consultant and held several positions in Development Engineering and Manufacturing at Motorola's Paging Products and Land Mobile Products Divisions.

    VICKIE L. CAPPS, TREASURER, SECRETARY, VICE PRESIDENT AND CHIEF FINANCIAL OFFICER. Vickie L. Capps joined Wavetek in October 1992 as Group Controller -- North America and was later promoted to Vice President, Corporate Finance and in October 1996 to her current position as Chief Financial Officer. Ms. Capps is also the Secretary and Treasurer of the Company. Prior to joining Wavetek, Ms. Capps was a Senior Manager at Ernst & Young LLP where she specialized in providing audit and consulting services, for over ten years, to both publicly and privately owned corporations in technology and other industries. Ms. Capps is a Certified Public Accountant.

    KENNETH BAKER, DIRECTOR. Kenneth Baker has served as a director of Wavetek since 1992. Mr. Baker has served as a Member of Parliament in the United Kingdom since 1968. In the early 1980's he was the Minister of Information Technology and later was promoted to Margaret Thatcher's Cabinet and served as Environment Secretary, Education Secretary and Home Secretary. He served as Chairman of the Conservative Party from 1989 to 1990. Mr. Baker serves on the board of directors of Hanson plc, Bell Cablemedia Inc. and Millenium Chemicals Inc.

    MALCOLM R. BATES, DIRECTOR. Malcolm R. Bates became a director of the Company on July 21, 1997. Mr. Bates has been Chairman of Pearl Group PLC since March 1996 and Chairman of Premier Farnell plc since January 1997. Until March 31, 1997, Mr. Bates was the Deputy Managing Director of The General Electric Company, p.l.c. (GEC), a position he held for twelve years, having joined GEC as Senior Commercial Director in January 1976. He serves on the board of directors of several companies, including BICC plc and is a member of the Advisory Board of Phoenix Equity Partners II. Mr. Bates is also a member of the United Kingdom Government's Industrial Development Advisory Board, Chairman of Business in the Arts and a Governor of The University of Westminster.

    KENNETH D. MOELIS, DIRECTOR. Kenneth D. Moelis became a director of the Company upon consummation of the Recapitalization Transactions. Mr. Moelis is a Managing Director and is in charge of Corporate Finance at DLJ and has been with DLJ since 1990. Mr. Moelis is also a director of Levitz Furniture Corporation.

    PETER J. NOLAN, DIRECTOR. Peter J. Nolan became a director of the Company upon consummation of the Recapitalization Transactions. He has been an executive officer and equity owner of Leonard Green & Partners, L.P., a merchant banking firm which manages GEI, since April 1997. Mr. Nolan had previously been a Managing Director of DLJ and had been with DLJ since 1990. Mr. Nolan is also a director of adidas AG, The Recycler, Inc. and M2 Automotive, Inc.

    DAVID B. WILSON, DIRECTOR. David B. Wilson became a director of the Company upon consummation of the Recapitalization Transactions. Mr. Wilson is a Principal at DLJMB and has been with DLJMB since 1992. From 1989 to 1991, he was a Vice President at Grauer & Wheat, Inc. Mr. Wilson is also a director of Manufacturers' Services Limited.

BOARD OF DIRECTORS

    Members of the Board of Directors serve until the next annual meeting of Stockholders and until a successor has been elected and qualified. Pursuant to the Stockholders Agreement, the members are designated as follows: (i) two (or three if an additional director is designated as described in this paragraph) of such members shall be persons designated by DLJMB for as long as DLJMB and/or their Permitted Transferees own at least 20% of the outstanding Common Stock of the Company; (ii) one of such members shall be a person designated by GEI for so long as GEI and/or its Permitted Transferees shall own at least 5% of the outstanding Common Stock of the Company; (iii) three (or four if an additional director is designated as described in this paragraph) of such members will be persons designated by Gooding for as long as Gooding and/or his Permitted Transferees own at least 10% of the outstanding Common Stock of the Company; and (iv) one of such members shall be a person designated by Gooding for as long as Gooding and/or his Permitted Transferees own at least 10% of the outstanding Common Stock of the Company, subject to approval by DLJMB for as long as DLJMB and/or their Permitted Transferees own at least 20% of the outstanding Common Stock of the Company. In the event DLJMB and/or their Permitted Transferees own at least 10% but less than 20% of the outstanding Common Stock of the Company, DLJMB shall have the right to appoint only two directors. In the event DLJMB and/or their Permitted Transferees own at least 5% but less than 10% of the outstanding Common Stock of the Company, DLJMB shall have the right to appoint only one director. In the event Gooding and/or his Permitted Transferees own at least 5% but less than 10% of the outstanding Common Stock of the Company, Gooding shall have the right to appoint only two directors. Prior to a Qualified IPO (as defined in the Stockholders Agreement), each of DLJMB and Gooding may designate an additional director. There are currently seven directors of the Company, each of whom is named under "--Executive Officers and Directors."

    The Company's Certificate of Incorporation contains a provision permitted under the Delaware General Corporation Law (the "DGCL") eliminating each director's personal liability for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL as currently in effect at the time. The Company's Bylaws authorize the Company to indemnify its present and former directors, officers and employees against expenses, judgments, fines and amounts paid in settlement if such person is made a party, or is threatened to be made a party, to a legal proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or was serving in such position at another company at the request of Wavetek. Such indemnification is mandatory in certain circumstances and permissive in others, subject to authorization by the Company's Board of Directors. In addition, the Bylaws authorize the Company to advance litigation expenses to such person prior to the final disposition of the legal proceeding.

BOARD COMMITTEES

    The Board of Directors has three standing committees: an Executive Committee, an Audit Committee and a Compensation Committee (together, the "Committees"). The Executive Committee, currently consisting of Messrs. Bates, Gooding, Moelis, Morikawa and Nolan, has the power to exercise all of the powers and authority of the Board of Directors in the management of the business of the Company, with certain exceptions. The Audit Committee, currently consisting of Messrs. Baker, Nolan and Wilson, meets with the Company's financial management and its independent accountants at various times during each year, reviews internal control conditions, audit plans and results, and makes recommendations to the Board of Directors concerning the Company's engagement of independent accountants. The Compensation Committee, currently consisting of Messrs. Bates, Gooding, Nolan and Wilson, reviews and proposes to the Board of Directors compensation arrangements for directors and officers of the Company.

SUMMARY COMPENSATION TABLE

    The following table sets forth the compensation paid in fiscal year 1996 to the Company's Chief Executive Officer and the Company's four other most highly compensated executive officers (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                              ANNUAL COMPENSATION                                TOTAL
                                             ----------------------     AUTO       401(K)       ANNUAL
NAME AND PRINCIPAL POSITION                    SALARY      BONUS      ALLOWANCE     MATCH    COMPENSATION
-------------------------------------------  ----------  ----------  -----------  ---------  -------------

Terence J. Gooding ........................  $  292,512  $  202,500   $   5,820   $   3,000   $   503,832
  Chairman of the Board and
  Chief Executive Officer

Derek T. Morikawa .........................     182,115     111,000       5,820       3,000       301,935
  President and Chief
  Operating Officer

Ben J. Constantini ........................     172,692     105,000       5,820       3,000       286,512
  Executive Vice President, Sales

Joseph A. Budano ..........................     130,923      68,300       5,820       3,000       208,043
  Senior Vice President, North American
  Operations

Vickie L. Capps ...........................     113,124      51,750       5,820       2,351       173,045
  Treasurer, Secretary, Vice President and
  Chief Financial Officer

    The following table sets forth information concerning individual grants of stock options made during the fiscal year ended September 30, 1996 to the Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                        POTENTIAL REALIZABLE
                                                                                          VALUE AT ASSUMED
                                 NUMBER OF                                                ANNUAL RATES OF
                               SECURITIES OF   PERCENT OF                                   STOCK PRICE
                                UNDERLYING    TOTAL OPTION    EXERCISE                      APPRECIATION
                                  OPTIONS       GRANTS IN     PRICE PER   EXPIRATION   ----------------------
NAME                              GRANTED      FISCAL YEAR      SHARE        DATE          5%         10%
-----------------------------  -------------  -------------  -----------  -----------  ----------  ----------

Terence J. Gooding...........       --             --            --           --           --          --

Derek T. Morikawa............        3,000           15.7%    $   52.09      4/28/02   $  212,959  $  285,332

Ben J. Constantini...........       --             --            --           --           --          --

Joseph A. Budano.............        2,000           10.5%        52.09      4/28/02      141,973     190,888

Vickie L. Capps..............       --             --            --           --           --          --

    The following table sets forth information with respect to each of the Named Executive Officers concerning the exercise of stock options and unexercised stock options held at September 30, 1996.

              AGGREGATED OPTION EXERCISES IN THE LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                            AGGREGATED OPTION EXERCISES IN THE LAST FISCAL YEAR
                                                     AND FISCAL YEAR-END OPTION VALUES
                           --------------------------------------------------------------------------------------
                                                             NUMBER OF SECURITIES         VALUE OF UNEXERCISED
                                                            UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS
                              NUMBER OF                   OPTIONS AT FISCAL YEAR-END      AT FISCAL YEAR-END*
                           SHARES ACQUIRED     VALUE     ----------------------------  --------------------------
NAME                         ON EXERCISE     REALIZED     EXERCISABLE   UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
-------------------------  ---------------  -----------  -------------  -------------  -----------  -------------
Terence J. Gooding.......        --             --            --             --            --            --

Derek T. Morikawa........        --             --             3,200         10,800       533,200      1,641,190

Ben J. Constantini.......        --             --            --              4,800        --            689,088

Joseph A. Budano.........        --             --            --              6,000        --            867,970

Vickie L. Capps..........        --             --               200          3,800        33,325        593,585

------------------------

* The value of $179.125 per share is used representing the purchase price per share for the New Equity Investment in the Recapitalization Transactions.

EMPLOYMENT AGREEMENTS

    The Company does not currently have any employment agreements with any of its directors or executive officers. In connection with the Recapitalization Transactions, the Company entered into executive severance agreements with each of the Named Executive Officers providing for a specified level of U.S. benefits and for a lump sum payment upon termination other than for cause equal to twenty four months salary if termination occurs in the first month following June 11, 1997, the date on which the Recapitalization Transactions were consummated, declining by one month for each month thereafter until the twelfth month following June 11, 1997, after which the lump sum payment will equal twelve months salary.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Board of Directors established a Compensation Committee in July 1997. Messrs. Bates, Gooding, Nolan and Wilson are the members of the Compensation Committee. Other than Mr. Gooding, none of the members of the Compensation Committee has served as an officer or employee of the Company. Prior to the establishment of the Compensation Committee, all decisions relating to compensation of executive officers were made by the Company's Board of Directors. For a description of the transactions between the Company and members of the Compensation Committee and entities affiliated with such members, see "Certain Relationships and Related Transactions." No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

COMPENSATION OF DIRECTORS

    Executive officers of the Company and representatives of the New Equity Investors who serve on the Board of Directors do not receive any compensation for such services. Other directors receive $10,000 per year, plus a fee of $2,500 per Board meeting attended and are reimbursed for their expenses incurred in connection with attendance of meetings of, and other activities relating to serving on, the Board of Directors. Members of the Committees of the Board of Directors receive no additional compensation for their membership in, or participation in the meetings of, such Committees.

                           OWNERSHIP OF CAPITAL STOCK

    The following table sets forth certain information about persons known to the Company to own beneficially more than 5% of the outstanding Common Stock, each director of the Company, each named executive officer and all directors and executive officers of the Company as a group, in each case as of the date of this Prospectus. There are 4,884,860 shares of Common Stock outstanding. Share numbers beneficially owned reflect the 10 for 1 stock split that was effected as part of the Recapitalization Transactions. See "The Recapitalization Transactions."

                                                                                         SHARES       PERCENTAGE
                                                                                       BENEFICIALLY  BENEFICIALLY
NAME AND ADDRESS                                                                        OWNED (1)        OWNED
-------------------------------------------------------------------------------------  -----------  ---------------
Terence J. Gooding (2)(3) ...........................................................   1,526,780           31.3%
DLJ Merchant Banking Partners II, L.P. (4) ..........................................   1,674,810           34.3
  277 Park Avenue
  New York, NY 10172
Green Equity Investors II, L.P. .....................................................     753,660           15.4
  11111 Santa Monica Boulevard
  Suite 2000
  Los Angeles, CA 90025
Schroder UK Venture Fund III L.P. (5) ...............................................     431,690            8.8
  c/o Peter L. Everson, Director
  Schroder Venture Managers Ltd.
  22 Church Street
  Hamilton HM 11, Bermuda
Yokogawa Electric Corporation .......................................................     284,240            5.8
  2-9-2 Nakacho
  Musashino-shi, Tokyo 180
  Japan
Derek T. Morikawa (3)(6) ............................................................     155,000            3.1
Ben J. Constantini (3) ..............................................................      35,000              *
Joseph A. Budano (3) ................................................................      30,000              *
Vickie L. Capps (3) .................................................................      16,000              *
Kenneth Baker (7) ...................................................................      31,667              *
Malcolm R. Bates (8) ................................................................       3,333              *
Kenneth D. Moelis (9) ...............................................................      --             --
Peter J. Nolan (10) .................................................................     753,660           15.4
David B. Wilson (11) ................................................................      --             --
All directors and executive officers as a
  group (12) ........................................................................   4,226,250           84.8

------------------------

*   Less than 1%.

(1) Computed in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended. Includes options that will be fully vested as part of the Recapitalization Transactions.

(2) Includes 1,050,000 shares held by Gooding's spouse, children and grandchildren and trusts for the benefit thereof over which Gooding has investment and voting control.

(3) Address is c/o Wavetek Corporation, 11995 El Camino Real, Suite 301, San Diego, CA 92130.

(4) Consists of shares held directly by the following investors related to DLJ Merchant Banking Partners II, L.P.: DLJ Diversified Partners, L.P. ("DLJ Diversified"), DLJ Offshore Partners II, C.V. ("DLJOP"), DLJMB Funding II, Inc. ("DLJ Funding"), DLJ EAB Partners, L.P. ("DLJ EAB"), DLJ

    First ESC LLC ("DLJ ESC") and UK Investment Plan 1997 Partners ("UK Investment"). See "The Recapitalization Transactions" and "Plan of Distribution." The address of each of DLJMB, DLJ Diversified, DLJ Funding, DLJ EAB and DLJ ESC is 277 Park Avenue, New York, New York 10172. The address of DLJOP is John B. Gorsiraweg, 14 Willemstad, Curacao, Netherlands Antilles. The address of UK Investment is 2121 Avenue of the Stars, Los Angeles, California 90067.

(5) Includes shares owned by Schroder UK Venture Fund III L.P. 2 and Schoder UK Venture Fund III Trust.

(6) Includes 40,000 shares held in two trusts for the benefit of his children. Morikawa is the trustee of one of the trusts and his wife is the trustee of the other.

(7) The address of the registered stockholder is Snow Hill Trustees - Account SH, Snow Hill Trustees Limited, 1 Snow Hill, London EC1A 2EN. The beneficial owners of the Common Stock (and number of shares owned) are: (i) Kenneth Baker (18,000); (ii) Mary Baker (9,000); (iii) Sophia Baker (1,500); and
    (iv) Oswin Baker (1,500).

(8) Address is Flat 10, 71 Upper Berkeley St., London, England, WIH 7BD

(9) Address is c/o Donaldson, Lufkin & Jenrette Securities Corporation, 2121 Avenue of the Stars, Los Angeles, CA 90067. Mr. Moelis is a Managing Director of DLJ. Share data for Mr. Moelis excludes shares shown as held by DLJMB and its affiliates, as to which Mr. Moelis disclaims beneficial ownership.

(10) Address is c/o Green Equity Investors II, L.P., 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, CA 90025. The shares shown as beneficially owned by Mr. Nolan include all of the shares owned of record by GEI. GEI is a Delaware limited partnership managed by Leonard Green & Partners, L.P. ("LGP"), which is an affiliate of the general partner of GEI. Mr. Nolan, either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control LGP and such general partner. LGP and such general partner may be deemed to control the voting and disposition of the shares of Common Stock of the Company owned by GEI. As such, Mr. Nolan may be deemed to have shared voting and investment power with respect to all shares held by GEI. However, Mr. Nolan disclaims beneficial ownership of the securities held by GEI except to the extent of his respective pecuniary interests therein.

(11) Address is c/o DLJ Merchant Banking Partners II, L.P., 277 Park Avenue, New York, NY 10172. Mr. Wilson is a Principal at DLJ Merchant Banking II, Inc., the general partner of DLJMB and an affiliate of DLJ. Share data for Mr. Wilson excludes shares shown as held by DLJMB and its affiliates, as to which Mr. Wilson disclaims beneficial ownership.

(12) There are currently ten individuals in this group, including eight directors. See "Management." Includes the shares referred to in Note 10 above.

STOCK OPTION PLAN

    From time to time, the Company issues stock options to employees of the Company in order to attract, retain and provide equity incentives to key employees and to stimulate the efforts of such employees. One quarter of each grant of stock options becomes exercisable on each anniversary date of their issuance, so that after four years, all of the options are vested.

    Pursuant to the Recapitalization Transactions, 75% of the stock options existing prior to the Recapitalization Transactions, representing 805,000 shares, were vested and the holders thereof had the right to surrender such options to the Company for a cash payment equal to the difference between the purchase price per share of the New Equity Investment and the exercise price of the options, less a pro rata portion of certain fees payable to DLJ. Approximately 59% of the stock options existing prior to the Recapitalization Transactions were surrendered for a cash payment. The aggregate pre-tax cost to the Company was approximately $7.1 million ($4.3 million net of a related income tax benefit).

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    During fiscal year 1994, the Company received loans from Gooding aggregating $4.5 million. Such loans were fully repaid, with interest, on September 30, 1994.

    During fiscal year 1994, the Company received a loan from Schroder UK Venture Fund III L.P. ("Schroder") in the amount of $360,000. Such loan was fully repaid, with interest, on October 26, 1994.

    In September 1995, the Board of Directors of the Company resolved that in the event Gooding's shareholdings in the Company are reduced to less than 50% of the outstanding shares, and/or if Gooding's employment as Chief Executive Officer of the Company is terminated for any reason, Gooding or his nominee shall have the right, but not the obligation, to take over the lease and occupancy of the Company's executive offices at 11995 El Camino Real, Suite 301, San Diego, California 92130, and to purchase all of the leasehold improvements and fixed assets (including furniture, fixtures, paintings and office equipment) located in such offices at such time, at depreciated net book value. See "Business -- Properties and Facilities."

    The Company leases its headquarters for its LAN and Test Tools businesses in San Diego from a corporation controlled by Gooding for an annual rent of $585,000, plus annual consumer price index adjustments, not to exceed 3% per annum. The lease expires in June 2006. See "Business -- Properties and Facilities."

    The Company and Gooding were parties to shareholders agreements with Yokogawa and Schroder, which were terminated as part of the Recapitalization Transactions. The Company, Gooding, Yokogawa and Schroder entered into the Stockholders Agreement with the New Equity Investors, which contains provisions relating to the election of directors. See "Management -- Board of Directors." The Stockholders Agreement also provides for transfer restrictions on the shares of Common Stock held by such stockholders, rights of first offer, tag-along rights, preemptive rights and certain other matters relating to the ownership and sales of Common Stock of the Company.

    The Company is a party to a distribution agreement with Yokogawa pursuant to which Yokogawa has the right to distribute the Company's products in Japan and a technical collaboration agreement pursuant to which Wavetek and Yokogawa develop joint engineering and marketing programs for Wireless products, both of which were entered into in connection with the purchase by Yokogawa of Common Stock of the Company in April 1996. See "Business -- Yokogawa Relationship."

                              DESCRIPTION OF NOTES

GENERAL

    The New Notes will be issued pursuant to the Indenture governing the Old Notes between the Company and The Bank of New York, as Trustee. The terms of the New Notes are identical in all material reports to the respective terms of the Old Notes, except that the New Notes have been registered under the Securities Act and therefore will not be subject to certain restrictions on transfer applicable to the Old Notes and will not be entitled to registration rights. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act"). The Notes are subject to all such terms, and Holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of the material provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. Copies of the Indenture and Registration Rights Agreement are filed as exhibits to the Registration Statement of which this Prospectus is a part. The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions." For purposes of this summary, the term "Company" refers only to Wavetek Corporation and not to any of its Subsidiaries.

    The Notes are subordinated in right of payment to all current and future Senior Debt, including borrowings under the New Credit Agreement. The Subsidiary Guarantees are subordinated in right of payment to all existing and future Senior Debt of the Subsidiary Guarantors, including guarantees of the New Credit Agreement. The Notes, the Subsidiary Guarantees and borrowings under the New Credit Agreement are effectively subordinated to the indebtedness of the Foreign Subsidiaries. As of June 30, 1997, the Company and its Subsidiary Guarantors had approximately $25.0 million of Senior Debt and the Foreign Subsidiaries had approximately $4.3 million of outstanding debt, all of which would effectively rank senior to the Notes and the Subsidiary Guarantees. The Indenture permits the Company and its Subsidiaries to incur additional indebtedness, including Senior Debt, subject to certain limitations, and prohibits the incurrence of any indebtedness that is senior to the Notes and subordinated to Senior Debt.

    The Notes are limited in aggregate principal amount to $85.0 million and will mature on June 15, 2007. Interest on the Notes will accrue at the rate of 10 1/8% per annum and will be payable semi-annually on June 15 and December 15 of each year, commencing on December 15, 1997, to Holders of record on the immediately preceding June 1 and December 1. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the Issue Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

    Principal of and premium, interest and Liquidated Damages, if any, on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest and Liquidated Damages, if any, may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes; PROVIDED that all payments of principal, premium, interest and Liquidated Damages, if any, with respect to Global Notes and with respect to Certificated Notes the Holders of which have given wire transfer instructions to the Company, will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

SUBSIDIARY GUARANTEES

    The Company's payment obligations under the Notes are jointly and severally guaranteed (the "Subsidiary Guarantees") on a full and unconditional senior subordinated basis by the Subsidiary Guarantors. As of the date of this Prospectus, Wavetek U.S. Inc. is the only Subsidiary Guarantor. The Subsidiary Guarantee of each Subsidiary Guarantor is subordinated to the prior payment in full of all Senior Debt of the Subsidiary Guarantors, which, as of June 30, 1997 includes approximately $25.0 million of Indebtedness, which presently consists solely of the Guarantees of the New Credit Agreement. The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee are limited so as not to constitute a fraudulent conveyance under applicable law. See, however, "Risk Factors -- Fraudulent Conveyance Matters."

    The Indenture provides that no Subsidiary Guarantor may consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another corporation, Person or entity whether or not affiliated with such Subsidiary Guarantor unless: (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such Subsidiary Guarantor, pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee, under the Subsidiary Guarantee and the Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default exists; and (iii) the Company would be permitted by virtue of the Company's pro forma Fixed Charge Coverage Ratio, immediately after giving effect to such transaction, to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant described above under the caption "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock." The requirements of clause (iii) of this paragraph will not apply in the case of a consolidation or merger of a Subsidiary Guarantor with or into the Company or another Subsidiary Guarantor.

    The Indenture provides that in the event of a sale or other disposition of all of the assets of any Subsidiary Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Subsidiary Guarantor, then such Subsidiary Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Subsidiary Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all of the assets of such Subsidiary Guarantor) will be released and relieved of any obligations under its Subsidiary Guarantee; PROVIDED that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture. See "-- Certain Covenants Asset Sales."

SUBORDINATION

    The payment of principal of, premium, interest and Liquidated Damages, if any, on the Notes are subordinated in right of payment, as set forth in the Indenture, to the prior payment in full in cash of all Senior Debt, whether outstanding on the date of the Indenture or thereafter incurred.

    Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of Senior Debt will be entitled to receive payment in full in cash of all Obligations due in respect of such Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Debt whether or not allowable as a claim in any such proceeding) before the Holders of Notes will be entitled to receive any payment with respect to the Notes, and until all Obligations with respect to Senior Debt are paid in full, any distribution to which the Holders of Notes would be entitled shall be made to the holders of Senior Debt (except that Holders of Notes may receive Permitted Junior Securities and payments made from the trust described under "-- Legal Defeasance and Covenant Defeasance").

    The Company also may not make any payment upon or in respect of the Notes (except in Permitted Junior Securities or from the trust described under "Legal Defeasance and Covenant Defeasance") if (i) a default in the payment of the principal of, premium, if any, or interest on Designated Senior Debt occurs and is continuing or (ii) any other default occurs and is continuing with respect to Designated Senior Debt that permits holders of the Designated Senior Debt as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the

Company or the holders of any Designated Senior Debt. Payments on the Notes may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless a payment default on any Designated Senior Debt then exists. No new period of payment blockage may be commenced unless and until 360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice.

    The Indenture further requires that the Company promptly notify holders of Senior Debt if payment of the Notes is accelerated because of an Event of Default.

    As a result of the subordination provisions described above, in the event of a liquidation or insolvency, Holders of Notes may recover less ratably than creditors of the Company who are holders of Senior Debt. As of June 30, 1997, the principal amount of Senior Debt outstanding was approximately $25.0 million. The Indenture limits, subject to certain financial tests, the amount of additional Indebtedness, including Senior Debt, that the Company and its subsidiaries can incur. See "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock."

OPTIONAL REDEMPTION

    Except as set forth below, the Notes will not be redeemable at the Company's option prior to June 15, 2002. Thereafter, the Notes will be subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on June 15 of the years indicated below:

YEAR                                                                                PERCENTAGE
----------------------------------------------------------------------------------  -----------
2002..............................................................................     105.063%
2003..............................................................................     103.375
2004..............................................................................     101.688
2005 and thereafter...............................................................     100.000

    Notwithstanding the foregoing, during the first three years after the Issue Date, the Company may on any one or more occasions redeem up to an aggregate
33 1/3% of the principal amount of Notes originally issued at a redemption price of 110.125% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of one or more Public Equity Offerings; PROVIDED that at least 66 2/3% of the aggregate principal amount of Notes originally issued remains outstanding immediately after such redemption; and PROVIDED, FURTHER, that such redemption shall occur within 60 days of the date of the closing of such Public Equity Offering.

    If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; PROVIDED that no Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

CERTAIN COVENANTS

    CHANGE OF CONTROL

    Upon the occurrence of a Change of Control, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase (the "Change of Control Payment"). Within ten days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"), pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control.

    On the Change of Control Payment Date, the Company will, to the extent lawful, (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; PROVIDED that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

    The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

    The New Credit Agreement currently prohibits the Company from purchasing any Notes and also provides that certain change of control events with respect to the Company would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, then prior to purchasing the Notes in a Change of Control Offer, the Company shall either repay all outstanding Senior Debt that contain such prohibitions or obtain the requisite consents, if any, under all agreements governing such outstanding Senior Debt. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In addition, it is possible that the Company will not have sufficient funds to make the payments due upon a Change of Control. In either such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute as default under the New Credit Agreement. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of Notes. See "Risk Factors -- Possible Inability to Purchase Notes Upon a Change of Control."

    The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company, including any requirement to repay in full any Senior Debt or obtain the consents of such lenders to such Change of Control Offer as set forth in the preceding paragraph, and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

    The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

    ASSET SALES

    The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, consummate an Asset Sale unless (i) the Company (or the Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) at least 75% of the consideration therefor received by the Company or such Subsidiary is in the form of cash; PROVIDED that the amount of (x) any liabilities (as shown on the Company's or such Subsidiary's most recent balance sheet), of the Company or any Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Subsidiary from further liability and (y) any securities, notes or other obligations received by the Company or any such Subsidiary from such transferee that are converted by the Company or such Subsidiary into cash (to the extent of the cash received), shall be deemed to be cash for purposes of this provision.

    Within 12 months after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds, at its option, (a) to repay permanently Senior Debt or Senior Debt of the Subsidiary Guarantors, or (b) to the acquisition of an interest in another business, the making of a capital expenditure or the acquisition of other long-term assets, in each case, in the test instrumentation industry or a business reasonably related thereto. Pending the final application of any such Net Proceeds, the Company may temporarily reduce revolving indebtedness under the New Credit Agreement or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Company will be required to make an offer to all Holders of Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, in accordance with the procedures set forth in the Indenture. If the aggregate principal amount of Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

    RESTRICTED PAYMENTS

    The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company's or any of its Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company);
(ii) purchase, redeem or otherwise acquire or retire for value (including without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company or other Affiliate of the Company (other than any such Equity Interests owned by the Company or any Wholly Owned Subsidiary of the Company);
(iii) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes, except a payment of interest or principal at Stated Maturity; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted
Payment:

    (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

    (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock"; and

    (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clauses
       (ii), (iii) and (iv) of the next succeeding paragraph), is less than the sum of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds received by the Company from the issue or sale since the date of the Indenture of Equity Interests of the Company (other than Disqualified Stock) or of Disqualified Stock or debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Subsidiary of the Company and other than Disqualified Stock or convertible debt securities that have been converted into Disqualified Stock), plus (iii) to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (B) the initial amount of such Restricted Investment.

    The foregoing provisions will not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (ii) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness or Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, other Equity Interests of the Company (other than any Disqualified Stock); PROVIDED that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (c)
(ii) of the preceding paragraph; (iii) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;
(iv) the payment of any dividend by a Subsidiary of the Company to the holders of its common Equity Interests on a pro rata basis; and (v) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Subsidiary of the Company held by any member of the Company's (or any of its Subsidiaries') management pursuant to any management equity subscription agreement or stock option agreement; PROVIDED that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $1.0 million in any twelve-month period and $5.0 million in total and no Default or Event of Default shall have occurred and be continuing immediately after such transaction.

    The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment shall be determined by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed, together with a copy of any fairness opinion required by the Indenture.

    INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF PREFERRED STOCK

    The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and that the Company will not issue any Disqualified Stock and will not permit any of its Subsidiaries to issue any shares of preferred stock; PROVIDED, HOWEVER, that the Company may incur Indebtedness (including Acquired
Debt) or issue shares of Disqualified Stock if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

    The provisions of the first paragraph of this covenant will not apply to the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

    (i) the incurrence by the Company of Indebtedness and letters of credit (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Subsidiaries thereunder) under the New Credit Agreement and the incurrence by the Subsidiary Guarantors of Guarantees thereof; PROVIDED that the aggregate principal amount of all Indebtedness outstanding under the New Credit Agreement after giving effect to such incurrence does not exceed $45.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied to permanently repay any such Indebtedness or, in the case of any such revolving Indebtedness, permanently reduce commitments therefor pursuant to the covenant described above under the caption "-- Asset Sales";

    (ii) the incurrence by the Company or any of its Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of this Indenture to be outstanding or that are incurred by the Company or any of its Subsidiaries to protect against currency exchange rate risk in the conduct of its operations;

    (iii) the incurrence by the Foreign Subsidiaries of Indebtedness in an aggregate amount that, when combined with Existing Indebtedness of such Foreign Subsidiaries (other than Indebtedness described in clause (iv) below), does not exceed $6.5 million and the incurrence by the Company of Guarantees of such Indebtedness;

    (iv) the incurrence by the Foreign Subsidiaries of Indebtedness in connection with the issuance of completion bonds, performance guaranties or letters of credit, and the incurrence by the Company of Guarantees thereof (with such bonds, guaranties or letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Foreign Subsidiaries thereunder) in an aggregate amount that, when combined with such Existing Indebtedness of such Foreign Subsidiaries (other than Indebtedness described in clause (iii) above), does not exceed $4.0 million;

    (v) the incurrence by the Company and its Subsidiaries of the Existing Indebtedness;

    (vi) the incurrence by the Company of Indebtedness represented by the Notes and the incurrence by the Subsidiary Guarantors of Indebtedness represented by the Subsidiary Guarantees;

    (vii) the incurrence by the Company or any of its Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness that was permitted by the Indenture to be incurred;

    (viii) the incurrence by the Company or any of its Subsidiaries of intercompany Indebtedness between or among the Company and any of its Wholly Owned Subsidiaries; PROVIDED, HOWEVER, that (i) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes and if a Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Subsidiary Guarantees and (ii)(A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Wholly Owned Subsidiary and (B) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Wholly Owned Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be;

    (ix) the incurrence by the Company or any of the Subsidiary Guarantors of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvements of property used in the business of the Company or such Subsidiary Guarantors, in an aggregate principal amount not to exceed $5.0 million at any time outstanding; and

    (x) the incurrence by the Company of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (x), not to exceed $15.0 million.

    For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (i) through (x) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof. Any Indebtedness that may be incurred pursuant to this covenant may be incurred under the New Credit Agreement.

    LIENS

    The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens.

    DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES

    The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Subsidiary to (i)(a) pay dividends or make any other distributions to the Company or any of its Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to the Company or any of its Subsidiaries, (ii) make loans or advances to the Company or any of its Subsidiaries or (iii) transfer any of its properties or assets to the Company or any of its Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) Existing Indebtedness as in effect on the date of the Indenture, (b) the New Credit Agreement as in effect as of the date of the Indenture, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, PROVIDED that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive in the aggregate with respect to such dividend and other payment restrictions than those contained in the New Credit Agreement as in effect on the date of the Indenture, (c) the Indenture, the Notes and the Subsidiary Guarantees, (d) applicable law, (e) any instrument regarding the sale, lease or purchase of any asset or governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, PROVIDED that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred, (f) by reason of customary non-assignment provisions in licenses or leases entered into in the ordinary course of business and consistent with past practices, (g) purchase money obligations or Capital Lease Obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired, or (h) Permitted Refinancing Indebtedness, PROVIDED that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive in the aggregate than those contained in the agreements governing the Indebtedness being refinanced.

    LIMITATION ON LAYERING DEBT

    The Indenture provides that the Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt and senior in any respect in right of payment to the Notes. In addition, the Indenture provides that the Subsidiary Guarantors will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt of the Subsidiary Guarantor and senior in any respect in right of payment to the Subsidiary Guarantees.

    TRANSACTIONS WITH AFFILIATES

    The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless
(i) such Affiliate Transaction is on terms that are at least as favorable as those that could reasonably be expected to be obtained by the Company or the relevant Subsidiary in a comparable transaction by the Company or such Subsidiary with an unrelated Person and (ii) the Company delivers to the Trustee
(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the Company of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing; PROVIDED that the following shall not be deemed to be Affiliate Transactions: (s) transactions pursuant to the Distribution Agreement, dated April 23, 1996, and the Technical Collaboration Agreement, dated as of April 23, 1996, each between the Company or one of its Subsidiaries and Yokogawa, to the extent that such transactions are on terms that are at least as favorable as those that could reasonably be expected to be obtained by the Company or the relevant Subsidiary in a comparable transaction by the Company or such Subsidiary with an unrelated Person; (t) lease payments, renewals and extensions under the lease agreement, dated June 29, 1996, between the Company and Toyon Investments, a corporation controlled by Gooding, to the extent that aggregate annual lease payments do not exceed $585,000 per year, plus annual consumer price index adjustments, not to exceed 3% per annum; (u) any payments or transactions made in accordance with, or that are authorized under, the Stockholders Agreement, including the engagement or appointment of Donaldson, Lufkin & Jenrette Securities Corporation as underwriter in connection with an initial public offering; (v) the engagement or appointment by the Company of Donaldson, Lufkin & Jenrette Securities Corporation as its financial advisor, investment banking firm or arranger with respect to the New Credit Agreement, to the extent that the fees and expenses under such engagement are reasonable and customary for such engagements; (w) the exercise by Gooding of his option to purchase the Company's executive offices at 11995 El Camino Road, San Diego, California including all the leasehold improvements and fixed assets therein pursuant to the terms set forth in the resolution of the Company adopted on September 19, 1995; (x) any employment agreement entered into by the Company or any of its Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Subsidiary; (y) transactions between or among the Company and/or its Subsidiaries; and (z) Restricted Payments that are permitted by the provisions of the Indenture described above under the caption "-- Restricted Payments."

    ADDITIONAL SUBSIDIARY GUARANTEES

    The Indenture provides that if the Company or any of its Subsidiaries shall acquire or create another Subsidiary (other than a Foreign Subsidiary) after the date of the Indenture, then such newly acquired or created Subsidiary shall execute a Subsidiary Guarantee and deliver an opinion of counsel, in accordance with the terms of the Indenture.

    The Indenture also provides that 100% of the Capital Stock of all Foreign Subsidiaries must be owned directly or indirectly by the Company and that the Company will not allow its Foreign Subsidiaries to acquire or create any Subsidiaries.

    REPORTS

    The Indenture provides that, whether or not required by the rules and regulations of the Securities and Exchange Commission (the "Commission"), so long as any Notes are outstanding, the Company will furnish to the Holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent auditors and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders and to

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prospective purchasers designated by such Holders, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

    MERGER, CONSOLIDATION OR SALE OF ASSETS

    The Indenture provides that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; and (iv) except in the case of a merger of the Company with or into a Wholly Owned Subsidiary of the Company, the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (A) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (B) will, after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption
"-- Incurrence of Indebtedness and Issuance of Preferred Stock."

EVENTS OF DEFAULT AND REMEDIES

    The Indenture provides that each of the following constitutes an Event of
Default: (i) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the Notes (whether or not prohibited by the subordination provisions of the Indenture); (ii) default in payment when due of the principal of or premium, if any, on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (iii) failure by the Company to comply with the provisions described under the captions "-- Certain Covenants -- Change of Control," "-- Asset Sales," "-- Restricted Payments" or "-- Incurrence of Indebtedness and Issuance of Preferred Stock"; (iv) failure by the Company for 60 days after notice to comply with any of its other agreements in the Indenture or the Notes; (v) except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Subsidiary Guarantor, or any Person acing on behalf of any Subsidiary Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; (vi) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal when due at final stated maturity (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $7.5 million or more; (vii) failure by the Company or any of its Subsidiaries to pay final judgments aggregating in excess of $7.5 million, which judgments are not paid, discharged or stayed for a period of 60 days; and (viii) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries.

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
    If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a notice of acceleration (the "Acceleration Notice"), and the same (i) shall become immediately due and payable or (ii) if there are any amounts outstanding under the New Credit Agreement, shall become immediately due and payable upon the first to occur of an acceleration under the New Credit Agreement or five Business Days after receipt by the Company and the Representative under the New Credit Agreement of such Acceleration Notice but only if such Event of Default is then continuing. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. In the event of a declaration of acceleration of the Notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (vi) of the preceding paragraph, the declaration of acceleration of the Notes shall be automatically annulled if the holders of any Indebtedness described in clause (vi) have rescinded the declaration of acceleration in respect of such Indebtedness within 30 days of the date of such declaration and if (i) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction, and (ii) all existing Events of Default, except nonpayment of principal or interest or Liquidated Damages on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

    In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs prior to June 15, 2002 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Notes prior to June 15, 2002, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

    The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes.

    The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

    No director, officer, employee, incorporator or stockholder of the Company or any Subsidiary Guarantor, as such, shall have any liability for any obligations of the Company or any Subsidiary Guarantor under the Notes, the Indenture or any Subsidiary Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

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
LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest and Liquidated Damages on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

    In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and Liquidated Damages on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under the New Credit Agreement or any other material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (vii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

    A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

    The registered Holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

    Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

    Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "-- Certain Covenants -- Change of Control" and "-- Asset Sales"), (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes, (vii) waive a redemption payment with respect to any Note (other than a payment required by the covenants described above under the captions "-- Certain Covenants -- Change of Control" or "-- Asset Sales") or (viii) make any change in the foregoing amendment and waiver provisions. In addition, any amendment to the provisions of Article 10 of the Indenture (which relate to subordination) will require the consent of the Holders of at least 75% in aggregate principal amount of the Notes then outstanding if such amendment would adversely affect the rights of Holders of Notes.

    Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to Holders of Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

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
CONCERNING THE TRUSTEE

    The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

    The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

BOOK-ENTRY, DELIVERY AND FORM

    The New Notes will be issued in the form of a Global Note (a "Global Note"). Each Global Note will be deposited with, or on behalf of, The Depositary Trust Company ("DTC") and registered in the name of DTC or its nominee. Except as set forth below, each Global Note may be transferred, in whole or in part, only to DTC or another nominee of DTC. Investors may hold their beneficial interest in a Global Note directly through DTC if they are participants in such system or indirectly through organizations which are participants in such system.

    DTC is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchaser), banks and trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or Indirect Participants.

    Upon the issuance of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes. Ownership of the Notes evidenced by the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interest of Participant), the Participants and the Indirect Participants. Prospective purchasers are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities they own. Consequently, the ability to transfer Notes evidenced by the Global Notes will be limited to such extent.

    So long as the nominee of DTC is the registered owner or holder of any Notes, such nominee will be considered the sole owner or Holder under the Indenture of any Notes evidenced by the Global Notes. Beneficial owners of Notes evidenced by a Global Note will not be considered the owners or Holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC relating to the Notes. No beneficial owner of an interest in any Global Note will be able to transfer that interest except in accordance with DTC's procedures in addition to those provided for under the Indenture.

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
    Payments in respect of the principal of, premium, if any, interest and Liquidated Damages, if any, on any Notes registered in the name of the nominee of DTC on the applicable record date will be payable by the Trustee to or at the direction of DTC or its nominee in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the person in whose names Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company, the Trustee nor any paying agent of the Company has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including principal, premium, if any, interest and Liquidated Damages, if any). The Company believes, however, that it is currently the policy of DTC or its nominee, to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of DTC or its nominee. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Participants or the Indirect Participants.

CERTIFICATED NOTES

    If (i) the Company notifies the Trustee in writing that DTC or its nominee is no longer willing or able to act as a depository and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in the form of Certificated Securities under the Indenture, then, upon surrender by DTC or its nominee of its Global Notes, Notes in such form will be issued to each person that DTC or its nominee identify as being the beneficial owner of the corresponding Notes.

    Neither the Company nor the Trustee will be liable for any delay by a holder of a Global Note or DTC or its nominee in identifying the beneficial owners of Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes.

REGISTRATION RIGHTS; LIQUIDATED DAMAGES

    In connection with the sale of the Old Notes, the Company and the Initial Purchaser entered into the Registration Rights Agreement on the Issue Date. Pursuant to the Registration Rights Agreement, the Company agreed to file with the SEC a registration statement on the appropriate form under the Securities Act with respect to the New Notes (the "Exchange Offer Registration Statement"). The Exchange Offer is being made to satisfy the contractual obligations of the Company under the Registration Rights Agreement and the Registration Statement of which this Prospectus forms a part in the Exchange Offer Registration Statement. If (i) the Company is not required to file the Exchange Offer Registration Statement or permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or SEC policy or (ii) any Holder of Transfer Restricted Securities notifies the Company within the specified time period that (A) it is prohibited by law or SEC policy from participating in the Exchange Offer or (B) that it may not resell the New Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales or (C) that it is a broker-dealer and owns Old Notes acquired directly from the Company or an affiliate of the Company, the Company will file with the SEC a shelf registration statement (the "Shelf Registration Statement") to cover resales of the Notes by the Holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement. The Company will use its best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the SEC. For purposes of the foregoing, "Transfer Restricted Securities" means each Old Note until (i) the date on which such Note has been exchanged by a person other than a broker-dealer for a New Note in the Exchange Offer, (ii) following the exchange by a broker-dealer in the Exchange Offer of a Old Note for a New Note, the

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date on which such New Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of this Prospectus,
(iii) the date on which such Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or (iv) the date on which such Note is distributed to the public pursuant to Rule 144 under the Act.

    The Registration Rights Agreement provides that (i) the Company will file an Exchange Offer Registration Statement with the SEC on or prior to 60 days after the Issue Date, (ii) the Company will use its best efforts to have the Exchange Offer Registration Statement declared effective by the SEC on or prior to 120 days after the Issue Date, (iii) unless the Exchange Offer would not be permitted by applicable law or SEC policy, the Company will commence the Exchange Offer and use its best efforts to issue on or prior to 45 business days after the date on which the Exchange Offer Registration Statement was declared effective by the SEC, New Notes in exchange for all Old Notes tendered prior thereto in the Exchange Offer and (iv) if obligated to file the Shelf Registration Statement, the Company will use its best efforts to file the Shelf Registration Statement with the SEC on or prior to 60 days after such filing obligation arises (and in any event within 120 days after the Issue Date) and to cause the Shelf Registration to be declared effective by the SEC on or prior to 120 days after such filing obligation arises. If (a) the Company fails to file any of the Registration Statements required by the Registration Rights Agreement on or before the date specified for such filing, (b) any of such Registration Statements is not declared effective by the SEC on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"), (c) the Company fails to consummate the Exchange Offer within 45 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement, or (d) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (a) through (d) above a "Registration Default"), then the Company will pay Liquidated Damages to each Holder of Old Notes, with respect to the first 90-day period immediately following the occurrence of such Registration Default in an amount equal to $.05 per week per $1,000 principal amount of Old Notes held by such Holder. The amount of the Liquidated Damages will increase by an additional $.05 per week per $1,000 principal amount of Old Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages of $.50 per week per $1,000 principal amount of Old Notes. All accrued Liquidated Damages will be paid by the Company to the Global Note Holder by wire transfer of immediately available funds or by federal funds check and to Holders of Certificated Securities by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified. Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

    Holders of Old Notes will be required to make certain representations to the Company (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above. See "The Exchange Offer."

CERTAIN DEFINITIONS

    Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

    "ACQUIRED DEBT" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

    "AFFILIATE" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person, and in the case of the Company and its Subsidiaries, shall include Yokogawa until such time as Yokogawa has beneficial ownership of less than five percent of the Company's Capital Stock. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; PROVIDED that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

    "ASSET SALE" means (i) the sale, lease, conveyance or other disposition of any assets (including, without limitation, by way of a sale and leaseback) other than sales of Cash Equivalents and inventory in the ordinary course of business (PROVIDED that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "-- Certain Covenants -- Change of Control" and/or the provisions described above under the caption "-- Certain Covenants -- Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant), and
(ii) the issue or sale by the Company or any of its Subsidiaries of Equity Interests of any of the Company's Subsidiaries, in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $2.0 million or (b) for net proceeds in excess of $2.0 million. Notwithstanding the foregoing: (i) a transfer of assets by the Company to a Wholly Owned Subsidiary or by a Wholly Owned Subsidiary to the Company or to another Wholly Owned Subsidiary, (ii) an issuance of Equity Interests by a Wholly Owned Subsidiary to the Company or to another Wholly Owned Subsidiary, and (iii) a Restricted Payment that is permitted by the covenant described above under the caption
"-- Certain Covenants -- Restricted Payments" will not be deemed to be Asset Sales.

    "CAPITAL LEASE OBLIGATION" means, at the time any determination thereof is to be made, (i) the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP, or (ii) so long as the Master Lease, dated as of October 21, 1994, as amended, with respect to property in Indianapolis, Indiana, is not accounted for as a capital lease, the amount of the liability with respect thereto recorded on the Company's balance sheet.

    "CAPITAL STOCK" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and
(iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

    "CASH EQUIVALENTS" means (i) United States dollars or foreign currency that is readily exchangeable into United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than 12 months from the date of acquisition, (iii) certificates of deposit and eurodollar time deposits with maturities of 12 months or less from the date of acquisition, bankers' acceptances with maturities not exceeding 12 months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500 million and a Keefe Bank Watch Rating of "B" or better, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above, and (v) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Corporation and in each case maturing within 12 months after the date of acquisition.

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
    "CHANGE OF CONTROL" means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange
Act) other than the Principals or their Related Parties (as defined below), (ii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above), other than the Principals and their Related Parties, becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), directly or indirectly, of more than 50% of the Voting Stock of the Company (measured by voting power rather than number of shares), (iii) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors, or (iv) the Company consolidates with, or merges with or into, any Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where the majority of the members of the Board of Directors of such Person are Continuing Directors.

    "CONSOLIDATED CASH FLOW" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus (i) an amount equal to any extraordinary loss, extraordinary provision or provision for restructuring operations plus any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing such Consolidated Net Income), plus (ii) provision for taxes based on income or profits of such Person and its Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income, plus (iii) consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income, plus (iv) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income, minus (v) non-cash items increasing such Consolidated Net Income for such period, in each case, on a consolidated basis and determined in accordance with GAAP; PROVIDED that Consolidated Net Income shall exclude the impact of foreign currency translations. Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Subsidiary either (i) without prior governmental approval or (ii) with governmental approval that has been obtained or that could readily and reasonably be obtained, and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

    "CONSOLIDATED NET INCOME" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP and excluding any one-time charge or expense incurred in order to consummate the Recapitalization Transactions; PROVIDED that (i) the Net Income (but not loss) of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Subsidiary thereof that is a Subsidiary Guarantor, (ii) the Net Income of any Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (unless such governmental approval could be readily and reasonably obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded and (iv) the cumulative effect of a change in accounting principles shall be excluded.

    "CONSOLIDATED NET WORTH" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person, (y) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments), and (z) all unamortized debt discount and expense and unamortized deferred charges, excluding goodwill and other purchased intangibles, as of such date, all of the foregoing determined in accordance with GAAP.

    "CONTINUING DIRECTORS" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors pursuant to the Stockholders Agreement or with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

    "DEFAULT" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

    "DESIGNATED SENIOR DEBT" means (i) any Indebtedness outstanding under the New Credit Agreement and (ii) any other Senior Debt permitted under the Indenture the principal amount of which is $25.0 million or more and that has been designated by the Company as "Designated Senior Debt."

    "DISQUALIFIED STOCK" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature; PROVIDED, that Capital Stock issued to employees pursuant to agreements providing that the employee may require the Company to repurchase such Capital Stock in certain circumstances shall not be deemed to be Disqualified Stock if such agreements provide that the repurchase rights are subject to the limitations on such repurchases set forth in the covenant entitled "-- Restricted Payments."

    "EQUITY INTERESTS" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

    "EXISTING INDEBTEDNESS" means up to $7.0 million in aggregate principal amount of Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the New Credit Agreement) in existence on the date of the Indenture after the Recapitalization Transactions, until such amounts are repaid.

    "FIXED CHARGES" means, with respect to any Person for any period, the sum, without duplication, of (i) the consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations) and (ii) the consolidated interest expense of such Person and its Subsidiaries that was capitalized during such period, and (iii) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Subsidiaries or secured by a Lien on assets of such Person or one of its Subsidiaries (whether or not such Guarantee or Lien is called upon) and (iv) the product of (a) all dividend payments, whether or not in cash, on any series of preferred stock of such Person or any of its Subsidiaries, other than dividend payments on Equity Interests payable solely in Equity Interests of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

    "FIXED CHARGE COVERAGE RATIO" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Subsidiaries incurs, assumes, Guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above, (i) acquisitions that have been made by the Company or any of its Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (iii) of the proviso set forth in the definition of Consolidated Net Income, and (ii) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, and (iii) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Subsidiaries following the Calculation Date.

    "FOREIGN SUBSIDIARY" means, with respect to any person, any Subsidiary of such person which is incorporated or otherwise organized under the laws of any jurisdiction other than the United States of America, any state thereof or the District of Columbia and substantially all of whose consolidated assets are located outside the United States.

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture.

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    "GOODING" means Terence J. Gooding.

    "GUARANTEE" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

    "HEDGING OBLIGATIONS" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates or (iii) agreements or arrangements designed to protect such Person against fluctuations in foreign currency exchange rates in the conduct of its operations.

    "INDEBTEDNESS" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person.

    "INVESTMENTS" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "Certain Covenants -- Restricted Payments."

    "LIEN" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

    "NET INCOME" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries and
(ii) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

    "NET PROCEEDS" means the aggregate cash proceeds received by the Company or any of its Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to repay Indebtedness secured by such assets (other than pursuant to the New Credit Agreement) and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

    "NEW CREDIT AGREEMENT" means that certain Credit Agreement, dated as of June 11, 1997, by and among the Company and DLJ Capital Funding, Inc. and the banks named therein, for $45.0 million aggregate principal amount of term loan and revolving credit borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, extended, renewed, refunded, replaced or refinanced from time to time.

    "OBLIGATIONS" means any principal, interest, penalties, fees, indemnifications, reimbursements, costs, expenses, damages and other liabilities payable under the documentation governing any Indebtedness.

    "PERMITTED INVESTMENTS" means: (a) any Investment in the Company or in a Wholly Owned Subsidiary of the Company and that is engaged in the test instrumentation industry or a business reasonably related thereto; (b) any Investment in Cash Equivalents, to the extent that such Investment is not made for speculative investment purposes; (c) any Investment by the Company or any Subsidiary of the Company in a Person, if as a result of such Investment (i) such Person becomes a Wholly Owned Subsidiary of the Company that is a Subsidiary Guarantor and that is engaged in the test instrumentation industry or a business reasonably related thereto or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Wholly Owned Subsidiary of the Company that is a Subsidiary Guarantor and that is engaged in the test instrumentation industry or a business reasonably related thereto; (d) any Restricted Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "Certain Covenants -- Asset Sales"; (e) any acquisition of assets in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company; and (f) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (f) that are at the time outstanding, not to exceed $5.0 million.

    "PERMITTED JUNIOR SECURITIES" means Equity Interests in the Company or unsecured debt securities that (i) are subordinated to all Senior Debt (and any debt securities issued in exchange for Senior Debt) on terms at least as favorable to the Senior Debt as those contained in Article 10 of the Indenture,
(ii) may be guaranteed by the Subsidiary Guarantor on terms at least as favorable to the Senior Debt as those contained in the Subsidiary Guarantees, and (iii) have a final maturity and weighted average life to maturity which is the same as or greater than, the Notes.

    "PERMITTED LIENS" means: (i) Liens securing Senior Debt or Senior Debt of Subsidiary Guarantors that was permitted by the terms of the Indenture to be incurred; (ii) Liens in favor of the Company or any Subsidiary; (iii) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Subsidiary of the Company; PROVIDED that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company; (iv) Liens on property existing at the time of acquisition thereof by the Company or any Subsidiary of the Company, PROVIDED that such Liens were in existence prior to the contemplation of such acquisition; (v) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (vi) Liens existing on the date of the Indenture; (vii) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (ix) of the second paragraph of the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with such Indebtedness and accessions, modifications, products and proceeds thereof; (viii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are

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being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, PROVIDED that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; and
(ix) Liens incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to obligations that do not exceed $5.0 million at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Subsidiary.

    "PERMITTED REFINANCING INDEBTEDNESS" means any Indebtedness of the Company or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Subsidiaries; PROVIDED that: (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of premiums, prepayments, penalties, reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date equal to or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

    "PRINCIPALS" means Gooding, DLJMB Funding II, Inc., DLJ Merchant Banking Partners II, L.P., DLJ Diversified Partners, L.P., UK Investment Plan 1997 Partners, DLJ First ESC L.L.C., DLJ Offshore Partners II, C.V, DLJ EAB Partners, L.P., DLJ Millennium Partners, L.P. and Green Equity Investors II, L.P.

    "PUBLIC EQUITY OFFERING" means an initial registered public offering of the Capital Stock of the Company, and any subsequent registered primary offerings of Capital Stock of the Company.

    "RELATED PARTY" with respect to any Principal means (A) any controlling stockholder, 80% (or more) owned Subsidiary, or spouse or immediate family member (in the case of an individual) of such Principal or (B) or trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of such Principal and/or such other Persons referred to in the immediately preceding clause (A).

    "REPRESENTATIVE" means (a) the administrative agent under the New Credit Agreement or (b) the indenture trustee or other trustee, agent or representative for any other Senior Debt.

    "RESTRICTED INVESTMENT" means an Investment other than a Permitted
Investment.

    "SENIOR DEBT" means (i) all Obligations (including without limitation interest accruing after a filing of a petition in bankruptcy whether or not such interest is an allowable claim in such proceeding) of the Company under the New Credit Agreement, and (ii) any other Indebtedness permitted to be incurred by the Company under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes. Notwithstanding anything to the contrary in the foregoing, Senior Debt will not include (v) any liability under the Master Lease, dated as of October 21, 1994, as amended, with respect to property in Indianapolis, Indiana, (w) any liability for federal, state, local or other taxes owed or owing by the

Company, (x) any Indebtedness of the Company to any of its Subsidiaries or other Affiliates, (y) any trade payables or (z) any Indebtedness that is incurred in violation of the Indenture.

    "SENIOR DEBT OF THE SUBSIDIARY GUARANTORS" means (i) all Guarantees by the Subsidiary Guarantors of Obligations (including without limitation interest accruing after a filing of a petition in bankruptcy whether or not such interest is an allowable claim in such proceeding) of the Company under the New Credit Agreement, (ii) any Indebtedness permitted to be incurred by the Subsidiary Guarantor under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that such Guarantee is on a parity with or subordinated in right of payment to the Subsidiary Guarantees. Notwithstanding anything to the contrary in the foregoing, Senior Debt of the Subsidiary Guarantors will not include (v) any liability under the Master Lease, dated as of October 21, 1994, as amended, with respect to property in Indianapolis, Indiana, (w) any liability for federal, state, local or other taxes owed or owing by the Subsidiary Guarantor, (x) any Indebtedness of any of the Subsidiary Guarantors to the Company, any of their Subsidiaries or other Affiliates thereof, (y) any trade payables or (z) any Indebtedness that is incurred in violation of the Indenture.

    "SIGNIFICANT SUBSIDIARY" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date hereof.

    "STATED MATURITY" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

    "STOCKHOLDERS AGREEMENT" means the Stockholders Agreement dated as of June 11, 1997 by and among certain holders of Capital Stock of the Company.

    "SUBSIDIARY" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

    "SUBSIDIARY GUARANTORS" means each of (i) Wavetek U.S. Inc. and (ii) any other subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the Indenture, and their respective successors and assigns.

    "VOTING STOCK" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

    "WEIGHTED AVERAGE LIFE TO MATURITY" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

    "WHOLLY OWNED SUBSIDIARY" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

    "YOKOGAWA" means Yokogawa Electric Corporation, a corporation organized under the laws of Japan.

                       DESCRIPTION OF OTHER INDEBTEDNESS

NEW CREDIT AGREEMENT

    In connection with the Recapitalization Transactions, the Company entered into a New Credit Agreement with Fleet National Bank, as Administrative Agent, DLJ Capital Funding, Inc. ("DLJCF"), as Syndication Agent, and the several lenders named therein. The following summary of the material terms of the New Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the New Credit Facility, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The New Credit Agreement provides for a five-year and six month term loan in the principal amount of $25.0 million and a five year and six month revolving credit facility providing for borrowings of up to $20.0 million, which includes a swingline facility. The revolving credit facility under the New Credit Agreement provides for up to an aggregate of $7.5 million of borrowings in British pounds, French francs and Deutsche marks. The Company's obligations under the New Credit Agreement constitute Senior Debt with respect to the Notes.

    PRINCIPAL PAYMENTS. The term loan facility is subject to quarterly amortization commencing in September 1998, in the following aggregate annual amounts for fiscal years ending September 30: 1998 -- $1.0 million; 1999 -- $4.25 million; 2000 -- $5.25 million; 2001 -- $6.25 million; 2002 -- $6.75 million; and for the three months ending December 31, 2002 -- $1.5 million.

    INTEREST RATE. Indebtedness under the New Credit Agreement bears interest, at the option of the Company, at either (i) the Base Rate (as defined in the New Credit Agreement) plus 1.5%, or (ii) at the reserve-adjusted Euro-Dollar Rate (as defined in the New Credit Agreement) plus 2.5%, subject to reduction upon achievement of certain performance levels and/or credit ratios. Loans under the swingline facility bear interest at the Base Rate plus 1.5%.

    GUARANTEES AND SECURITY. All current and future domestic subsidiaries of the Company unconditionally guarantee the obligations under the New Credit Agreement. In addition, all loans are secured by a lien on substantially all existing and after-acquired property of the Company and its current and future domestic subsidiaries, including a pledge of 100% of the stock of all domestic subsidiaries of the Company, 65% of the stock of all foreign subsidiaries of the Company and all intercompany loans from the Company to the Foreign Subsidiaries.

    COVENANTS. The New Credit Agreement contains various affirmative, negative and financial covenants, including, without limitation; (i) limitations on other indebtedness, liens, investments, leases and guarantees; (ii) limitations on redemptions and prepayments of the Notes and other junior debt prior to the stated maturity thereof; (iii) limitation on mergers, acquisitions and sales of assets; and (iv) a minimum EBITDA requirement, fixed charge coverage ratio requirement, a minimum net worth test and a maximum leverage ratio test.

    EVENTS OF DEFAULT. Events of default under the New Credit Agreement include various events of default customary for such type of agreement. Without limitation, a failure to make payments when due, noncompliance with covenants and breaches of representations and warranties, payment defaults on other debt and a change of control of the Company constitute an event of default.

OTHER DEBT

    Wavetek U.S. Inc. had a Business Loan Agreement (the "Existing U.S. Credit Agreement") with a bank providing for revolving line of credit borrowings of up to $4.0 million through January 1998. The Existing Credit Agreement was terminated as part of the Recapitalization Transactions.

    The Company's subsidiaries in the United Kingdom, France, Germany and Austria have agreements with banks providing for short-term revolving advances and overdraft facilities in an aggregate total amount of approximately $6.5 million. In addition, the bank agreements with such subsidiaries also provide for issuance of letters of credit and bank guarantees in an aggregate total amount of approximately $4.0 million. At June 30, 1997, an aggregate amount of $3.4 million had been borrowed under these facilities. Revolving borrowings under these agreements bear interest at variable rates ranging from 4.2% to 8.4% as of June 30, 1997. These bank agreements also provide for long-term borrowings and are generally secured by the assets of the local subsidiary and the guarantee of the Company. Most of these agreements also provide for the issuance of letters of credit and bank guarantees. At June 30, 1997, the Company and its foreign subsidiaries were contingently liable for outstanding letters of credit and bank guarantees aggregating $2.1 million. Borrowings under the Company's revolving bank agreements have been classified as "Notes payable to banks" in the Company's Consolidated Financial Statements due to the short-term nature of the revolving advances taken under these agreements.

    In connection with the October 1994 acquisition of its Telecom business, the Company has a promissory note payable to Schlumberger in the amount of 5.2 million French francs ($0.9 million at June 30, 1997). The note is unsecured and the full principal balance is payable in January 1998. Interest is payable quarterly at PIBOR plus 0.50% (3.871% at June 30, 1997).

    In fiscal 1995, the Company sold its facility in Indianapolis to a third party investor. In connection with this sale, the Company entered a master lease agreement with the buyer, under which the Company leased back the facility for a period of 20 years for an annual rent of $473,000, subject to annual adjustments based on changes in the consumer price index, not to exceed 3% per annum. In December 1994, the Company subleased a portion of this facility to a third party for five years for an annual base rent and common area expense reimbursement of $387,000. Because of the significance of the sublease in relation to the Company's master lease of the facility, generally accepted accounting principles require that the transaction be recorded as a financing transaction, whereby the building remains on the Company's balance sheet in an amount equal to the net proceeds from the sale and an offsetting long-term financing obligation has been recorded. As of June 30, 1997, this financing obligation was $4.1 million.

                               VALIDITY OF NOTES

    The validity of the Notes offered hereby will be passed upon for the Company by Sullivan & Cromwell, Los Angeles, California.

                                    EXPERTS

    The consolidated financial statements of Wavetek Corporation as of September 30, 1995 and 1996, and for each of the three years in the period ended September 30, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                              PLAN OF DISTRIBUTION

    The Company is making the Exchange Offer in reliance on the position of the staff of the Division of Corporation Finance of the Commission as set forth in certain interpretive letters addressed to third parties in other transactions. Based on these interpretations by the staff of the Division of Corporation Finance, and subject to the two immediately following sentences, the Company believes that New Notes issued pursuant to this Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than a holder who is a broker-dealer) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and that such holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities Act) of such New Notes. However, any holder of Old Notes who is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act (an "Affiliate") or who intends to participate in the Exchange Offer for the purpose of distributing New Notes, or any broker-dealer who purchased Old Notes from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act, (i) will not be able to rely on the interpretations of the staff of the Division of Corporation Finance of the Commission set forth in the above-mentioned interpretive letters,
(ii) will not be permitted or entitled to tender such Old Notes in the Exchange Offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of such Old Notes unless such sale is made pursuant to an exemption from such requirements. In addition, as described below, broker-dealers ("Participating Broker-Dealers") must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of New Notes.

    Each holder of Old Notes who wishes to exchange Old Notes for New Notes in the Exchange Offer will be required to represent that (i) it is not an Affiliate, (ii) any New Notes to be received by it are being acquired in the ordinary course of its business, (iii) it has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such New Notes and (iv) if such holder is not a broker-dealer, such holder is not engaged in, and does not intend to engage in, a distribution (within the meaning of the Securities Act) of such New Notes. Each Participating Broker-Dealer must acknowledge that it acquired the Old Notes for its own account as the result of market-making activities or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Based on the position taken by the staff of the Division of Corporation Finance of the Commission in the interpretive letters referred to above, the Company believes that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the New Notes received upon exchange of such Old Notes (other than Old Notes which represent an unsold allotment from the original sale of the Old Notes) with a prospectus meeting the requirements of the Securities Act, which may be the prospectus prepared for an exchange offer so long as it contains a description of the plan of distribution with respect to the resale of such New Notes. Accordingly, this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer during the period referred to below in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such Participating Broker-Dealer for its own account as a result of market-making or other trading activities. The Company has agreed that this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of such New Notes for a period ending one year from the date on which the Exchange Offer Registration Statement is declared effective (subject to extension under certain limited circumstances). Any person, including any Participating Broker-Dealer, who is an Affiliate may not rely on such interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Gooding, an Affiliate of the Company, is the beneficial owner of $5,000,000 aggregate principal amount of Old Notes. This Prospectus may be used by Gooding in connection with resales of such Old Notes.

    In that regard, each Participating Broker-Dealer who surrenders Old Notes pursuant to the Exchange Offer will be deemed to have agreed, by execution of the Letter of Transmittal or delivery of an Agent's Message in lieu thereof, that, upon receipt of notice from the Company of the occurrence of any event or the discovery of any fact which makes any statement contained or incorporated by reference in this Prospectus untrue in any material respect or which causes this Prospectus to omit to state a material fact necessary in order to make the statements contained or incorporated by reference herein, in light of the circumstances under which they were made, not misleading or of the occurrence of certain other events specified in the Registration Rights Agreement, such Participating Broker-Dealer will forthwith discontinue the disposition of New Notes pursuant to this Prospectus until the Company has amended or supplemented this Prospectus and has furnished copies of the amended or supplemented Prospectus to such Participating Broker-Dealer, or the Company has given notice that the sale of the New Notes may be resumed, as the case may be.

    The Company will not receive any cash proceeds from the issuance of the New Notes offered hereby. New Notes received by broker-dealers for their own accounts may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account in connection with the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of New Notes may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Report of Ernst & Young LLP, Independent Auditors..........................................................        F-2
Consolidated Balance Sheets as of September 30, 1995 and 1996 and June 30, 1997 (Unaudited)................        F-3
Consolidated Statements of Income for each of the three years in the period ended September 30, 1996 and
  the nine months ended June 30, 1996 and 1997 (Unaudited).................................................        F-4
Consolidated Statements of Stockholders' Equity for each of the three years in the period ended September
  30, 1996 and the nine months ended June 30, 1997 (Unaudited).............................................        F-5
Consolidated Statements of Cash Flows for each of the three years in the period ended September 30, 1996
  and the nine months ended June 30, 1996 and 1997 (Unaudited).............................................        F-6
Notes to Consolidated Financial Statements.................................................................        F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Wavetek Corporation

    We have audited the accompanying consolidated balance sheets of Wavetek Corporation as of September 30, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wavetek Corporation at September 30, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

San Diego, California
November 22, 1996

                              WAVETEK CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                       (DOLLARS AND SHARES IN THOUSANDS)

                                                                                    SEPTEMBER 30,
                                                                                 --------------------
                                                                                   1995       1996
                                                                                 ---------  ---------   JUNE 30,
                                                                                                          1997
                                                                                                       -----------
                                                                                                       (UNAUDITED)
                                                      ASSETS
Current assets:
  Cash and cash equivalents....................................................  $   3,689  $   6,126   $   4,059
  Short-term investments, available for sale...................................         --         --       3,000
  Accounts receivable (less allowance for doubtful accounts of $903 in 1995,
    $2,023 in 1996 and $2,054 in 1997 (unaudited)).............................     23,098     20,866      25,280
  Inventories..................................................................     17,928     19,308      18,202
  Deferred income taxes........................................................        495      4,505       4,474
  Other current assets.........................................................      1,492      1,188       2,226
                                                                                 ---------  ---------  -----------
Total current assets...........................................................     46,702     51,993      57,241

Property and equipment, net....................................................     10,491     12,194      14,773
Deferred debt issuance costs, net..............................................         --         --       4,293
Intangible assets, net.........................................................      4,451      3,867       3,424
Deferred income taxes..........................................................        608        441          37
Other assets...................................................................        326        357         195
                                                                                 ---------  ---------  -----------
Total assets...................................................................  $  62,578  $  68,852   $  79,963
                                                                                 ---------  ---------  -----------
                                                                                 ---------  ---------  -----------

                                  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Notes payable to banks.......................................................  $   6,263  $     786   $   3,377
  Trade accounts payable.......................................................     12,306     12,007      15,834
  Accrued compensation.........................................................      6,134      7,468       7,162
  Income taxes payable.........................................................        792      1,427       2,021
  Other current liabilities....................................................      8,560      8,747       9,095
  Current maturities of long-term obligations..................................         86         95         988
                                                                                 ---------  ---------  -----------
Total current liabilities......................................................     34,141     30,530      38,477

Long-term obligations, less current maturities.................................      8,335      5,073     113,995
Deferred income and other liabilities..........................................        686        561         460

Commitments and contingencies

Stockholders' equity (deficit):
  Common stock, par value $.01; authorized, 15,000 shares; issued and outstanding, 10,974 shares in 1995 and 1996 and 4,885 shares in 1997
    (unaudited)................................................................        110        110          49
  Additional paid-in capital...................................................      5,505      5,538      43,748
  Retained earnings (accumulated deficit)......................................     13,271     26,746    (116,660)
  Foreign currency translation adjustments.....................................        530        294        (106)
                                                                                 ---------  ---------  -----------
Total stockholders' equity (deficit)...........................................     19,416     32,688     (72,969)
                                                                                 ---------  ---------  -----------
Total liabilities and stockholders' equity (deficit)...........................  $  62,578  $  68,852   $  79,963
                                                                                 ---------  ---------  -----------
                                                                                 ---------  ---------  -----------

                            See accompanying notes.

                              WAVETEK CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

            (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                 YEARS ENDED SEPTEMBER 30,           NINE MONTHS ENDED JUNE 30,
                                         -----------------------------------------  ----------------------------
                                             1994          1995           1996          1996           1997
                                         ------------  -------------  ------------  -------------  -------------
                                                                                            (UNAUDITED)
Sales..................................  $     74,815  $     133,619  $    150,993  $     115,181  $     118,700
Cost of goods sold.....................        41,373         72,649        72,364         55,779         55,479
                                         ------------  -------------  ------------  -------------  -------------
Gross margin...........................        33,442         60,970        78,629         59,402         63,221

Operating expenses:
  Marketing and selling................        16,429         32,586        36,197         26,809         27,913
  Research and development.............         5,425         12,096        12,917          9,416         11,635
  General and administrative...........         6,057          9,391        11,612          8,655          7,878
  Stock option compensation related to
    recapitalization...................            --             --            --             --          7,061
  Provision for restructuring
    operations.........................            --             --         1,832            188             --
                                         ------------  -------------  ------------  -------------  -------------
                                               27,911         54,073        62,558         45,068         54,487
                                         ------------  -------------  ------------  -------------  -------------
Operating income.......................         5,531          6,897        16,071         14,334          8,734

Non-operating income (expense):
  Interest income......................            33             90           167             99            254
  Interest expense.....................          (645)        (1,190)         (762)          (616)          (948)
  Loss on sale and leaseback
    financing..........................            --         (1,824)           --             --             --
  Other, net...........................          (387)          (288)       (1,036)          (488)          (861)
                                         ------------  -------------  ------------  -------------  -------------
                                                 (999)        (3,212)       (1,631)        (1,005)        (1,555)
                                         ------------  -------------  ------------  -------------  -------------
Income before provision for income
  taxes................................         4,532          3,685        14,440         13,329          7,179

Provision for income taxes.............           822            616           965            893          2,728
                                         ------------  -------------  ------------  -------------  -------------
Net income.............................  $      3,710  $       3,069  $     13,475  $      12,436  $       4,451
                                         ------------  -------------  ------------  -------------  -------------
                                         ------------  -------------  ------------  -------------  -------------
Net income per share...................  $        .37  $         .27  $       1.17  $        1.08  $         .40
                                         ------------  -------------  ------------  -------------  -------------
                                         ------------  -------------  ------------  -------------  -------------
Shares used in computation.............        10,100         11,540        11,520         11,485         11,123
                                         ------------  -------------  ------------  -------------  -------------
                                         ------------  -------------  ------------  -------------  -------------

                            See accompanying notes.

                              WAVETEK CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED SEPTEMBER 30, 1994, 1995 AND 1996 AND THE NINE MONTHS ENDED JUNE 30,
                                      1997

                       (DOLLARS AND SHARES IN THOUSANDS)

                                                                                                FOREIGN
                                                COMMON STOCK       ADDITIONAL                  CURRENCY        TOTAL
                                           ----------------------    PAID-IN     RETAINED     TRANSLATION   STOCKHOLDERS'
                                            SHARES      AMOUNT       CAPITAL     EARNINGS     ADJUSTMENTS      EQUITY
                                           ---------  -----------  -----------  -----------  -------------  ------------
Balance, September 30, 1993..............      9,940   $      99    $   8,081   $     6,492    $     (80)    $   14,592
  Shares issued for cash.................         40           1           49            --           --             50
  Shares repurchased for cash............        (40)         (1)         (51)           --           --            (52)
  Return of capital to stockholders......         --          --       (6,958)           --           --         (6,958)
  Net income.............................         --          --           --         3,710           --          3,710
  Foreign currency translation
    adjustments..........................         --          --           --            --          295            295
                                           ---------       -----   -----------  -----------        -----    ------------
Balance, September 30, 1994..............      9,940          99        1,121        10,202          215         11,637
  Shares issued for cash.................      1,570          16        7,529            --           --          7,545
  Shares repurchased for cash............       (576)         (6)      (3,194)           --           --         (3,200)
  Stock options exercised................         40           1           49            --           --             50
  Net income.............................         --          --           --         3,069           --          3,069
  Foreign currency translation
    adjustments..........................         --          --           --            --          315            315
                                           ---------       -----   -----------  -----------        -----    ------------
Balance, September 30, 1995..............     10,974         110        5,505        13,271          530         19,416
  Income tax benefit from stock options
    exercised............................         --          --           33            --           --             33
  Net income.............................         --          --           --        13,475           --         13,475
  Foreign currency translation
    adjustments..........................         --          --           --            --         (236)          (236)
                                           ---------       -----   -----------  -----------        -----    ------------
Balance, September 30, 1996..............     10,974         110        5,538        26,746          294         32,688
  Shares repurchased for cash
    (UNAUDITED)..........................     (8,517)        (85)      (4,608)     (147,857)          --       (152,550)
  Shares issued for cash, net of related
    costs of $644 (UNAUDITED)............      2,428          24       42,832            --           --         42,856
  Stock options repurchased for cash, net
    of income tax benefit (UNAUDITED)....         --          --          (14)           --           --            (14)
  Net income (UNAUDITED).................         --          --           --         4,451           --          4,451
  Foreign currency translation
    adjustments (UNAUDITED)..............         --          --           --            --         (400)          (400)
                                           ---------       -----   -----------  -----------        -----    ------------
Balance, June 30, 1997 (UNAUDITED).......      4,885   $      49    $  43,748   $  (116,660)   $    (106)    $  (72,969)
                                           ---------       -----   -----------  -----------        -----    ------------
                                           ---------       -----   -----------  -----------        -----    ------------

                            See accompanying notes.

                              WAVETEK CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                                                        NINE MONTHS ENDED
                                                                         YEARS ENDED SEPTEMBER 30,           JUNE 30,
                                                                      -------------------------------  --------------------
                                                                        1994       1995       1996       1996       1997
                                                                      ---------  ---------  ---------  ---------  ---------
                                                                                                           (UNAUDITED)
OPERATING ACTIVITIES
Net income..........................................................  $   3,710  $   3,069  $  13,475  $  12,436  $   4,451
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation expense..............................................      1,333      2,493      2,453      2,031      2,102
  Amortization expense..............................................        277        554        577        435        430
  Amortization of deferred debt issuance costs......................         --         --         --         --         33
  Provision for losses on accounts receivable.......................        103        561      1,542        407        252
  Loss on sale of building..........................................         --      1,824         --         --         --
  Loss on disposal of property and equipment........................         97         71         78         95          8
  Deferred income...................................................        (98)       (98)       (99)       (74)       (73)
  Deferred income taxes.............................................         --     (1,103)    (3,843)    (2,910)       435
  Changes in operating assets and liabilities, net of effect of purchased businesses:
    Accounts receivable.............................................        485        183       (405)    (3,049)    (6,948)
    Inventories and other assets....................................        362      1,003     (2,166)    (1,989)      (335)
    Accounts payable and accrued expenses...........................       (522)     4,059      2,809      2,687      6,136
    Income taxes payable, net.......................................        700        (68)       655        362        540
                                                                      ---------  ---------  ---------  ---------  ---------
Net cash provided by operating activities...........................      6,447     12,548     15,076     10,431      7,031

INVESTING ACTIVITIES
Purchase of business, net of seller financing.......................         --    (17,685)        --         --         --
Proceeds from sale of business......................................        946         --        338        338         --
Purchase of property and equipment..................................     (1,332)    (2,920)    (4,544)    (3,207)    (4,784)
Proceeds from sale of property and equipment........................         53        306         91        197         53
Purchase of short-term investments..................................         --         --         --         --     (3,000)
Payments received on notes receivable...............................        386         33        255        165        169
Issuance of notes receivable........................................         --       (117)       (90)       (90)        --
                                                                      ---------  ---------  ---------  ---------  ---------
Net cash provided by (used in) investing activities.................         53    (20,383)    (3,950)    (2,597)    (7,562)

FINANCING ACTIVITIES
Issuance of common shares for cash..................................         50      7,595         --         --     42,856
Repurchase of common shares and stock options for cash..............        (52)    (3,200)        --         --   (152,564)
Proceeds from sale and leaseback financing..........................         --      4,321         --         --         --
Proceeds from revolving lines of credit and long-term obligations...     25,770     31,455     14,932     14,324    114,144
Principal payments on revolving lines of credit and long-term
  obligations.......................................................    (25,537)   (32,129)   (23,575)   (21,802)    (1,489)
Debt issuance costs.................................................         --         --         --         --     (4,326)
Return of capital to stockholders...................................     (6,958)        --         --         --         --
Proceeds of loans from stockholders.................................      4,860         --         --         --         --
Repayment of loans from stockholders................................     (4,500)      (360)        --         --         --
                                                                      ---------  ---------  ---------  ---------  ---------
Net cash provided by (used in) financing activities.................     (6,367)     7,682     (8,643)    (7,478)    (1,379)

Effect of exchange rate changes on cash and cash equivalents........        161         35        (46)      (124)      (157)
                                                                      ---------  ---------  ---------  ---------  ---------
Increase (decrease) in cash and cash equivalents....................        294       (118)     2,437        232     (2,067)
Cash and cash equivalents at beginning of period....................      3,513      3,807      3,689      3,689      6,126
                                                                      ---------  ---------  ---------  ---------  ---------
Cash and cash equivalents at end of period..........................  $   3,807  $   3,689  $   6,126  $   3,921  $   4,059
                                                                      ---------  ---------  ---------  ---------  ---------
                                                                      ---------  ---------  ---------  ---------  ---------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest..............................................  $     527  $   1,392  $     753  $     628  $     440
                                                                      ---------  ---------  ---------  ---------  ---------
                                                                      ---------  ---------  ---------  ---------  ---------
Cash paid for income taxes..........................................  $     144  $   1,949  $   4,133  $   3,507  $   1,963
                                                                      ---------  ---------  ---------  ---------  ---------
                                                                      ---------  ---------  ---------  ---------  ---------

                            See accompanying notes.

                              WAVETEK CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1996 AND PERTAINING TO JUNE 30, 1997

     AND THE NINE-MONTH PERIODS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION

    Wavetek Corporation ("the Company") is a leading global designer, manufacturer and distributor of a broad range of electronic test instruments, with a primary focus on application-specific instruments for testing voice, video and data communications equipment and networks. The Company also designs, manufactures and distributes precision instruments to calibrate and test electronic equipment and provides repair, upgrade and calibration services for its products on a worldwide basis. The accompanying consolidated financial statements include the operations of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

    FOREIGN CURRENCY

    The accounts of foreign subsidiaries consolidated herein have been translated from their respective functional currencies into U.S. dollars at appropriate exchange rates. Cumulative translation adjustments are included as a separate component of stockholders' equity. Exchange gains and losses from foreign currency transactions are included in "Other, net" in the accompanying consolidated statements of income.

    INTERIM FINANCIAL INFORMATION (UNAUDITED)

    The consolidated financial statements at June 30, 1997 and for the nine month periods ended June 30, 1996 and 1997 are unaudited, but include all adjustments (consisting of normal recurring adjustments) which management considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Results for interim periods are not necessarily indicative of results of the entire year or any future periods.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    It is the Company's policy to invest excess funds in highly liquid, short-term investments. Such investments are comprised primarily of U.S. Treasury securities, guaranteed obligations of the U.S. government or its agencies, mutual funds, which invest in U.S. Treasury securities, and money market accounts and are stated at cost, which approximates market. For purposes of financial statement presentation, the Company considers all highly liquid investments with a maturity of three months or less at date of purchase to be cash equivalents.

    INVENTORIES

    Inventories are valued at cost determined on the first-in, first-out basis, not in excess of market.

                              WAVETEK CORPORATION

 (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1996 AND PERTAINING TO JUNE 30, 1997

     AND THE NINE-MONTH PERIODS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost. Depreciation for financial statement purposes is computed using the straight-line method based upon the estimated useful lives of the various classes of assets which range from 3 to 35 years for buildings and improvements and from 3 to 10 years for fixtures and equipment.

    DEFERRED DEBT ISSUANCE COSTS

    Costs associated with the issuance of long-term debt have been deferred and are being amortized over the term of the related debt using the interest method. Amortization expense for these costs is included in interest expense in the accompanying consolidated statements of income.

    INTANGIBLE ASSETS

    Intangible assets consist of covenants not to compete and the excess of purchase price over net tangible assets of businesses acquired (goodwill) and are recorded at cost. Intangible assets are amortized over their estimated lives ranging from five to fifteen years.

    IMPAIRMENT OF LONG-LIVED ASSETS

    Effective October 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF ("SFAS 121"). SFAS 121 establishes accounting standards for recording the impairment of long-lived assets, including identifiable intangibles and goodwill. The adoption of SFAS 121 did not have a material impact on the Company's financial position or the results of its operations.

    REVENUE AND CREDIT RISK

    Sales are recognized at the time of shipment. The Company grants credit to its customers based on an evaluation of the customers' financial condition, and generally, collateral is not required. Credit losses have traditionally been minimal and within management's expectations.

    NET INCOME PER SHARE

    Net income per share has been computed using the weighted average number of common shares and dilutive common stock equivalents outstanding during the periods presented. Common stock equivalents result from outstanding options to purchase common stock.

    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, EARNINGS PER SHARE ("SFAS 128"), which is required to be initially adopted by the Company for its reporting period ending December 31, 1997. At that time, the Company will be required to change the method currently used to compute net income per share and to restate all prior periods. Under the new requirements for calculating primary net income per share, the dilutive effect of stock options will be excluded. The impact is expected to result in no change to reported net income per share for the fiscal year ended September 30, 1994, an increase in primary net income per share for the fiscal

                              WAVETEK CORPORATION

 (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1996 AND PERTAINING TO JUNE 30, 1997

     AND THE NINE-MONTH PERIODS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) years ended September 30, 1995 and 1996 of $.01 and $.05 per share, respectively, and the nine month periods ended June 30, 1996 and 1997 of $.05 and $.02 per share, respectively.

    STOCK-BASED COMPENSATION

    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION ("SFAS 123"), which is effective for the year ending September 30, 1997. SFAS 123 allows companies to either account for stock-based compensation under the new provisions of SFAS 123 or under the provisions of Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES ("APB 25"), but requires pro forma disclosure in the footnotes to the financial statements as if the measurement provisions of SFAS 123 had been adopted. The Company has continued accounting for its stock-based compensation in accordance with the provisions of APB 25.

    FINANCIAL INSTRUMENTS

    The Company periodically uses forward exchange contracts to hedge certain transactions denominated in foreign currencies. Unrealized gains and losses on forward contracts are deferred and offset against foreign exchange gains or losses on the underlying hedged item. At September 30, 1996 and June 30, 1997, the Company had no material forward exchange contracts outstanding.

    RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, REPORTING COMPREHENSIVE INCOME ("SFAS 130"), and Statement of Financial Accounting Standards No. 131, SEGMENT INFORMATION ("SFAS 131"). Both of these standards are effective for fiscal years beginning after December 15, 1997. SFAS No. 130 requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non owner sources. Net income and other comprehensive income, including foreign currency translation adjustment, minimum pension accrual, and unrealized gains and losses on investments, shall be reported, net of their related tax effect, to arrive at comprehensive income. The Company intends to adopt SFAS 130 in fiscal 1999 and operating results of prior periods will be reclassified. The Company's only component of other comprehensive income is the foreign currency translation adjustment which is currently reported as part of stockholders' equity. Historically, the Company has operated in one business segment; however, SFAS 131 redefines segments and in the future, the Company will be required to disclose certain financial information about operating segments, products, services and geographic areas in which they operate. The Company has not determined how operating segments will be defined for disclosure purposes or which segments will meet the quantitative requirements for disclosure. The adoption of the standard will have no impact on the Company's future results of operations or financial position.

                              WAVETEK CORPORATION

 (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1996 AND PERTAINING TO JUNE 30, 1997

     AND THE NINE-MONTH PERIODS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

2. FINANCIAL STATEMENT DETAILS

    Inventories consist of the following:

                                                                 SEPTEMBER 30,
                                                              --------------------   JUNE 30,
                                                                1995       1996        1997
                                                              ---------  ---------  -----------
                                                                   (DOLLARS IN THOUSANDS)
Finished goods..............................................  $   7,107  $   7,852   $   7,124
Work-in-progress............................................      3,448      5,639       3,990
Materials...................................................      7,373      5,817       7,088
                                                              ---------  ---------  -----------
                                                              $  17,928  $  19,308   $  18,202
                                                              ---------  ---------  -----------
                                                              ---------  ---------  -----------

    Property and equipment consists of the following:

                                                                 SEPTEMBER 30,
                                                              --------------------   JUNE 30,
                                                                1995       1996        1997
                                                              ---------  ---------  -----------
                                                                   (DOLLARS IN THOUSANDS)
Building and improvements...................................  $   5,458  $   5,324   $   5,779
Fixtures and equipment......................................      9,890     13,684      17,851
                                                              ---------  ---------  -----------
                                                                 15,348     19,008      23,630
Less: accumulated depreciation..............................     (4,857)    (6,814)     (8,857)
                                                              ---------  ---------  -----------
                                                              $  10,491  $  12,194   $  14,773
                                                              ---------  ---------  -----------
                                                              ---------  ---------  -----------

    Intangible assets consist of the following:

                                                                 SEPTEMBER 30,
                                                              --------------------   JUNE 30,
                                                                1995       1996        1997
                                                              ---------  ---------  -----------
                                                                   (DOLLARS IN THOUSANDS)
Goodwill....................................................  $   4,171  $   4,171   $   4,171
Covenant not to compete.....................................      1,390      1,390       1,390
                                                              ---------  ---------  -----------
                                                                  5,561      5,561       5,561
Less: accumulated amortization..............................     (1,110)    (1,694)     (2,137)
                                                              ---------  ---------  -----------
                                                              $   4,451  $   3,867   $   3,424
                                                              ---------  ---------  -----------
                                                              ---------  ---------  -----------

    Other current liabilities consist of the following:

                                                                 SEPTEMBER 30,
                                                              --------------------   JUNE 30,
                                                                1995       1996        1997
                                                              ---------  ---------  -----------
                                                                   (DOLLARS IN THOUSANDS)
Other.......................................................  $   7,752  $   6,553   $   8,433
Customer deposits...........................................        808      2,194         662
                                                              ---------  ---------  -----------
                                                              $   8,560  $   8,747   $   9,095
                                                              ---------  ---------  -----------
                                                              ---------  ---------  -----------

                              WAVETEK CORPORATION

 (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1996 AND PERTAINING TO JUNE 30, 1997

     AND THE NINE-MONTH PERIODS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

3. RECAPITALIZATION TRANSACTIONS

    On June 11, 1997, the Company completed the following transactions (the Recapitalization Transactions): (i) the Company sold an aggregate of 2,428,470 shares of its Common Stock, representing 49.7% of the Common Stock outstanding following the Recapitalization Transactions, to DLJ Merchant Banking Partners II, L.P. and its affiliates and Green Equity Investors II, L.P. and its affiliates for an aggregate purchase price of $43.5 million, less related costs of $644,000 (the New Equity Investment); (ii) the Company issued $85 million aggregate principal amount of 10 1/8% Senior Subordinated Notes maturing June 15, 2007 (the Notes) (Note 6); (iii) the Company incurred indebtedness of $25 million under a five year and six month term loan facility and entered into a five year and six month revolving credit facility providing for borrowings of up to $20 million (the New Credit Agreement) (Note 6); (iv) the Company incurred aggregate debt issuance costs of $4.3 million in connection with the issuance of the Notes and with entering the New Credit Agreement; (v) the Company used the net proceeds from the New Equity Investment, the issuance of the Notes and the New Credit Agreement to repurchase an aggregate of 8,513,610 shares of Common Stock from existing stockholders for an aggregate of $152.5 million and to make cash payments upon surrender of stock options by employees in an aggregate amount of $7.1 million (Note 9). Such existing stockholders retained 50.3% of the shares of Common Stock outstanding following the Recapitalization Transactions.

4. STRATEGIC ALLIANCE AND PURCHASE AND SALE OF BUSINESS

    In April 1996, the Company entered into a Strategic Alliance with Yokogawa Electric Corporation (Yokogawa), a leading Japanese process control and test and measurement company. Under terms of the Strategic Alliance, Yokogawa acquired all of the outstanding shares of the Company's Japanese subsidiary for 10 million Japanese Yen (approximately $93,000) and 12% of the Company's Common Stock from certain of the Company's stockholders. There was no significant gain or loss on the sale of the Japanese subsidiary. Additionally, Yokogawa will distribute the Company's products in Japan and Yokogawa and the Company will collaborate to develop new products for the communications test markets worldwide. In connection with the June 1997 Recapitalization Transactions (Note
3), the Company repurchased a portion of the Common Stock owned by Yokogawa, reducing Yokogawa's ownership of the outstanding Common Stock to 5.8%.

    In October 1995, the Company sold its Industrial Measurement Instruments
(IMI) product line to a third party for $502,000, resulting in a gain of $56,000. The Company received $310,000 cash on the closing date. The remaining proceeds were being paid under the terms of two promissory notes which were fully repaid in June 1997 ($150,000 was outstanding at September 30, 1996). Under the terms of the sale agreement, the Company is entitled to receive royalties from the buyer based on its sales of IMI products for four years following the closing date. The Company received royalties aggregating $92,000 in fiscal 1996, and $57,000 and $69,000 in the nine months ended June 30, 1996 and 1997, respectively.

    In October 1994, the Company acquired certain worldwide assets and liabilities of the communications test division of Schlumberger for approximately $16.1 million (the "Schlumberger Acquisition"). Of the total purchase price, $13.0 million was paid in cash on the closing date and an additional $2.1 million was paid in cash in April 1995. The remaining balance of 5,167,000 French francs (approximately $900,000 at June 30, 1997) will be paid under terms of a promissory note due in January 1998 (Note 6). The acquisition was accounted for as a purchase and the assets and liabilities of the acquired business were

                              WAVETEK CORPORATION

 (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1996 AND PERTAINING TO JUNE 30, 1997

     AND THE NINE-MONTH PERIODS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

4. STRATEGIC ALLIANCE AND PURCHASE AND SALE OF BUSINESS (CONTINUED) recorded at their estimated fair values, including goodwill of $4.2 million. Additionally, $4.2 million was accrued as an estimate of the costs that would be incurred to restructure and integrate the acquired business into the Company, of which $3.4 million had been spent as of September 30, 1996 and June 30, 1997 and $754,000 was included in other current liabilities in the accompanying balance sheet at September 30, 1996 ($739,000 as of June 30, 1997). In connection with this transaction, Schlumberger purchased 57,600 shares of the Company's Common Stock for $3.0 million in cash. The Company repurchased these shares in September 1995 for $3.2 million in cash.

5. SALE AND LEASEBACK FINANCING

    To raise funds for the Schlumberger Acquisition, in October 1994, the Company entered into a sale and leaseback financing whereby it sold its facility in Indianapolis to a third party investor for $4.5 million, resulting in a charge to income of $1.8 million, representing the excess of the net book value of the property over the net proceeds received. The Company simultaneously entered a Master Lease Agreement with the buyer, under which the Company leased back the facility for a period of 20 years for an annual rental $473,000, subject to annual adjustments based on the change in the consumer price index, not to exceed 3.0% per annum. In December 1994, the Company subleased a portion of this facility to a third party for five years for an annual base rental and common area expense reimbursement of $387,000. Because of the significance of the sublease in relation to the Company's master lease of the facility, generally accepted accounting principles require that the transaction be recorded as a financing transaction, whereby the building remains on the Company's balance sheet in an amount equal to the net proceeds from the sale and an offsetting long-term financing obligation has been recorded.

                              WAVETEK CORPORATION

 (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1996 AND PERTAINING TO JUNE 30, 1997

     AND THE NINE-MONTH PERIODS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

6. CREDIT AGREEMENTS AND LONG-TERM OBLIGATIONS

    The Company's U.S. subsidiary had a Business Loan Agreement (Agreement) with a bank providing for revolving line of credit borrowings of up to $4.0 million. This Agreement was terminated in June 1997. The Company had no borrowings under this agreement as of September 30, 1996.

    The Company's subsidiaries in the United Kingdom, France, Germany and Austria also have agreements with banks providing for short-term revolving advances and overdraft facilities in an aggregate total amount of approximately $6.5 million. In addition, the bank agreements with such subsidiaries also provide for issuance of letters of credit and bank guarantees in an aggregate total amount of approximately $4.0 million. At September 30, 1996 and June 30, 1997, aggregate amounts of $786,000 and $3.4 million, respectively, had been borrowed under these facilities. Revolving borrowings under these agreements bear interest at variable rates ranging from 4.863% to 8.25% as of September 30, 1996 (4.20% to 8.40% as of June 30, 1997). These bank agreements also provide for long-term borrowings (see table below) and are generally secured by the assets of the local subsidiary and the guarantee of the Company. Most of these agreements do not have stated expiration dates, but are cancellable by the banks at any time. The Company's bank agreements also generally provide for the issuance of letters of credit and bank guarantees. At September 30, 1996 and June 30, 1997, the Company was contingently liable for outstanding letters of credit and bank guarantees aggregating $1.3 million and $2.1 million, respectively. Borrowings under the Company's revolving bank agreements have been classified as "Notes payable to banks" in the accompanying consolidated balance sheets due to the short-term nature of the revolving advances taken under these agreements.

    Long-term obligations are as follows:

                                                                    SEPTEMBER 30,
                                                                 --------------------   JUNE 30,
                                                                   1995       1996        1997
                                                                 ---------  ---------  ----------
                                                                      (DOLLARS IN THOUSANDS)
Senior Subordinated Notes issued in connection with
  Recapitalization Transactions (Note 3); total principal
  balance due June 15, 2007; interest payable semi-annually on
  June 15 and December 15 at 10.125%; secured by guarantee of
  Company's subsidiaries in the United States..................  $  --      $  --      $   85,000
Term Loan payable to banks obtained in connection with
  Recapitalization Transactions (Note 3); payable in quarterly installments commencing September 15, 1998; interest payable at optional rates (8.1875% at June 30, 1997); secured by the
  Company's U.S. assets and a pledge of 65% of the stock of the
  Company's foreign subsidiaries...............................     --         --          25,000
Unsecured promissory note issued in connection with
  Schlumberger Acquisition (Note 4); total principal balance due January 1998; interest payable quarterly at PIBOR plus
  0.5% (4.063% at September 30, 1996 and 3.871% at June 30,
  1997)........................................................      1,050      1,003         887

                              WAVETEK CORPORATION

 (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1996 AND PERTAINING TO JUNE 30, 1997

     AND THE NINE-MONTH PERIODS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

6. CREDIT AGREEMENTS AND LONG-TERM OBLIGATIONS (CONTINUED)

                                                                    SEPTEMBER 30,
                                                                 --------------------   JUNE 30,
                                                                   1995       1996        1997
                                                                 ---------  ---------  ----------
                                                                      (DOLLARS IN THOUSANDS)
Financing obligation recorded in connection with sale and
  leaseback of real property (Note 5); payable in monthly
  installments of $39, including interest at 9.30%, through
  October 2014; secured by Master Lease Agreement of
  manufacturing facility.......................................      4,252      4,165       4,096
Term note payable to French bank; repaid in April 1996.........      2,033     --          --
Term note payable to German bank; repaid in May 1996...........      1,086     --          --
                                                                 ---------  ---------  ----------
                                                                     8,421      5,168     114,983

Less current maturities........................................        (86)       (95)       (988)
                                                                 ---------  ---------  ----------
Long-term obligations, less current maturities.................  $   8,335  $   5,073  $  113,995
                                                                 ---------  ---------  ----------
                                                                 ---------  ---------  ----------

    As of September 30, 1996, the future annual principal payments on long-term obligations outstanding at September 30, 1996 were as follows for fiscal years ending September 30: 1997 -- $95,000; 1998 -- $1,106,000; 1999 -- $112,000; 2000
-- $123,000; 2001 -- $135,000 and thereafter -- $3,597,000.

    In connection with the Recapitalization Transactions (Note 3), the Company issued $85 million aggregate principal amount of Senior Subordinated Notes (Notes) pursuant to an Indenture (the Indenture) between the Company and the Bank of New York, as trustee. The Notes bear interest at 10.125%, payable semi-annually on each June 15 and December 15 commencing December 15, 1997. The total principal balance of the Notes is due June 15, 2007. On or after June 15, 2002, the Notes will be redeemable at the option of the Company, in whole or in part, at the following redemption prices (expressed as percentages of principal amount) plus accrued and unpaid interest and liquidated damages, if any:
105.063% if redeemed during the twelve-month period beginning on June 15, 2002; 103.375% if redeemed during the twelve-month period beginning on June 15, 2003; 101.688% if redeemed during the twelve-month period beginning on June 15, 2004; and 100% thereafter. Notwithstanding the foregoing, during the first three years following the issue date of the Notes, the Company may redeem up to 33 1/3% of the aggregate principal amount of the Notes with the proceeds of one or more Public Equity Offerings (as defined in the Indenture) at a redemption price of 110.125% of the principal amount thereof, in each case plus accrued and unpaid interest and liquidated damages, if any. The Notes are guaranteed on a senior subordinated basis by the Company's current and future subsidiaries in the United States. The Indenture requires the Company to comply with various affirmative, negative, and financial covenants. The Company was in compliance with all such covenants at June 30, 1997.

    Also in connection with the Recapitalization Transactions, the Company entered into a New Credit Agreement (New Credit Agreement) with a group of five lending banks (the Lenders) including DLJ Capital Funding, Inc. as Syndication Agent and Fleet National Bank as Administrative Agent. The New Credit Agreement provided for a $25 million five year and six month term loan (Term Loan) borrowed by the Company on June 11, 1997. The Term Loan is repayable in quarterly installments on the 15th day of each September, December, March and June commencing September 15, 1998. Total principal payments due in each future fiscal year are as follows: 1998--$1,000,000; 1999--$4,250,000;
2000--$5,250,000;

                              WAVETEK CORPORATION

 (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1996 AND PERTAINING TO JUNE 30, 1997

     AND THE NINE-MONTH PERIODS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

6. CREDIT AGREEMENTS AND LONG-TERM OBLIGATIONS (CONTINUED)
2001--$6,250,000; 2002--$6,750,000 and; 2003--$1,500,000. The Term Loan may be
prepaid at any time and is subject to mandatory prepayments if the Company generates Excess Cash Flow (as defined in the New Credit Agreement). The New Credit Agreement also provides for a five year and six month revolving credit facility in the amount of $20 million, of which up to $7.5 million may be borrowed in British pounds, French francs or Deutsche marks. The Company has no borrowings outstanding under the revolving credit facility. All borrowings under the New Credit Agreement bear interest, at the option of the Company, at either
(i) the Base Rate (as defined in the New Credit Agreement) plus 1.5%, or (ii) at the reserve adjusted Euro-Dollar Rate (as defined in the New Credit Agreement) plus 2.50%, subject to reduction upon the achievement of certain performance levels and/or credit ratios. The Term Loan currently bears interest at 8.1875% through August 14, 1997, with interest payable at the end of each one-month period. The New Credit Agreement is secured by all of the Company's assets in the United States (approximately $52.5 million at June 30, 1997) and the pledge of 100% of the stock of its subsidiaries in the United States and 65% of the stock of its foreign subsidiaries. The New Credit Agreement requires the Company to comply with various affirmative, negative, and financial covenants. The Company was in compliance with all such covenants at June 30, 1997.

    The Company incurred aggregate debt issuance costs of $4.3 million in connection with the issuance of the Notes and with entering into the New Credit Agreement. Such costs have been deferred and will be amortized over the term of the related debt using the interest method.

7. EMPLOYEE RETIREMENT SAVINGS PLAN

    The Company has a tax deferred retirement savings plan under Section 401(k) of the Internal Revenue Code whereby U.S. employees may defer a portion of their compensation through payroll deductions as contributions to the Plan. The Company may match a portion of the savings contribution as prescribed in the Plan. The Company's contributions may be made each year out of accumulated profits in cash, and are at the discretion of the Board of Directors. Contributions by the Company to the Plan were $211,000, $221,000 and $215,000 for the years ended September 30, 1994, 1995 and 1996, respectively, and $170,000 and $213,000 for the nine months ended June 30, 1996 and 1997, respectively.

8. LEASE COMMITMENTS

    The Company rents certain office and plant facilities under operating leases which expire at various dates through 2006, except for a land lease in the U.K. extending to 2103. The leases generally provide that the Company pay the taxes, insurance and maintenance expenses related to the leased property. Certain leases include renewal options and/or options to purchase the leased property. The Company also rents equipment and other facilities on a month-to-month basis. Total rent expense was $1.2 million, $2.6 million and $2.6 million for the years ended September 30, 1994, 1995 and 1996, respectively, and $2.0 million for each of the nine month periods ended June 30, 1996 and 1997, respectively.

    In 1991, the Company entered into a sale/leaseback arrangement for its San Diego manufacturing facility with an affiliate of a major stockholder. The lease runs through June 2006 with the minimum annual rental of $570,000, subject to annual CPI adjustments. The Company's gain on the transaction was deferred and is being amortized over the original ten-year lease term.

                              WAVETEK CORPORATION

 (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1996 AND PERTAINING TO JUNE 30, 1997

     AND THE NINE-MONTH PERIODS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

8. LEASE COMMITMENTS (CONTINUED)
    At September 30, 1996, the annual future minimum lease payments under noncancellable operating leases and the future minimum annual lease receipts under noncancellable subleases are as follows:

                                                                            LEASE        LEASE
                                                                          PAYMENTS     RECEIPTS
                                                                         -----------  -----------
                                                                          (DOLLARS IN THOUSANDS)
1997...................................................................   $   2,160    $     345
1998...................................................................       1,754          345
1999...................................................................       1,051          345
2000...................................................................         995           58
2001...................................................................         822       --
Later years............................................................       3,704       --
                                                                         -----------  -----------
Total minimum lease payments...........................................   $  10,486    $   1,093
                                                                         -----------  -----------
                                                                         -----------  -----------

9. STOCKHOLDERS' EQUITY

    Prior to June 11, 1997, the Company had two classes of Common Stock outstanding, Common Stock and Class B Common Stock. The rights and preferences of both classes of common stock were identical, except that holders of Common Stock were entitled to one vote per share and holders of Class B Common Stock were entitled to ten votes per share. The Class B Common Stock was convertible, at the holder's option, into shares of Common Stock on a share for share basis. Total common stock authorized and issued and outstanding in each period presented in the accompanying consolidated financial statements included two million shares of Class B Common Stock through June 11, 1997. In connection with the Recapitalization Transactions (Note 3), all shares of Class B Common Stock were repurchased by the Company and the Company's Certificate of Incorporation was amended to eliminate the Class B Common Stock. The Company's Certificate of Incorporation was also amended effective June 11, 1997 to effect a ten-for-one stock split of its common stock, which was authorized by the Company's Board of Directors on May 30, 1997. All share and per share amounts and stock option data in the accompanying consolidated financial statements have been restated to retroactively reflect the stock split.

    In connection with Yokogawa's purchase of shares of the Company's Common Stock (Note 4), the Company and its stockholders entered certain agreements with Yokogawa which provided Yokogawa with certain rights of first refusal through April 1999 if shares of the Company's Common Stock were offered for sale in certain circumstances defined by the agreements. Yokogawa was also granted the right to appoint one member to the Company's Board of Directors. In connection with the Recapitalization Transactions (Note 3), all such preferential rights of Yokogawa were terminated effective June 11, 1997.

    In accordance with the Company's 1992 Nonqualified Stock Option Plan, options to purchase an aggregate of up to one million shares of Common Stock may be issued to employees at an exercise price equal to the fair value of the shares on the date of grant. At September 30, 1994, 1995, 1996 and at June 30, 1997, options to purchase 560,000, 786,000, 843,000 and 322,400 common shares, respectively, had been granted and were outstanding at exercise prices ranging from $1.25 to $12.50 per share. Options to purchase an aggregate of 116,000 shares were exercisable at September 30, 1996 at an exercise price of $1.25 per share and 139,150 shares were exercisable at June 30, 1997 at exercise prices ranging from $1.25 to $12.50 per share. All options expire on the earlier of April 28, 2002, or 90 days after termination of

                              WAVETEK CORPORATION

 (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1996 AND PERTAINING TO JUNE 30, 1997

     AND THE NINE-MONTH PERIODS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

9. STOCKHOLDERS' EQUITY (CONTINUED)
employment. Prior to the Recapitilization Transactions (Note 3), options to purchase 805,000 common shares had been issued and were outstanding. In connection with the Recapitalization Transactions, the Company accelerated the vesting of these outstanding options such that 75% of each option holders' options became fully vested and the Company offered to make cash payments to each option holder as compensation for the surrender of all or a portion of such vested options in a per share amount equal to the price paid to the selling stockholders in the Recapitalization Transactions. Such surrendering option holders were also required to pay a pro rata portion of the expenses incurred by the selling stockholders. Holders of vested options to purchase 472,100 common shares elected to surrender such options in exchange for payments aggregating approximately $6.8 million. The amount of such payments, and related employer expenses of $237,000, were recorded as compensation expense in the accompanying consolidated statement of income for the nine months ended June 30, 1997.

10. PROVISIONS FOR RESTRUCTURED OPERATIONS

    In fiscal year 1996, the Company initiated a plan to restructure certain corporate management functions, its European manufacturing, service and sales activities and its San Diego manufacturing activities. The restructuring costs primarily include expenses for employee severance and close down of certain manufacturing operations. The restructuring plan is expected to be completed during fiscal 1997. A provision for the restructuring of $1.8 million is included in the accompanying consolidated statement of income for fiscal 1996 ($188,000 for the nine months ended June 30, 1996).

                              WAVETEK CORPORATION

 (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1996 AND PERTAINING TO JUNE 30, 1997

     AND THE NINE-MONTH PERIODS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

11. INCOME TAXES

    The provision for income taxes is comprised as follows:

                                                                        YEARS ENDED SEPTEMBER 30,
                                                                     -------------------------------
                                                                       1994       1995       1996
                                                                     ---------  ---------  ---------
                                                                         (DOLLARS IN THOUSANDS)
Federal:
  Current..........................................................  $      --  $     910  $   2,677
  Deferred.........................................................         --       (910)    (1,945)
                                                                     ---------  ---------  ---------
                                                                            --         --        732
                                                                     ---------  ---------  ---------
State:
  Current..........................................................         21        196      1,015
  Deferred.........................................................         --       (196)      (498)
                                                                     ---------  ---------  ---------
                                                                            21         --        517
                                                                     ---------  ---------  ---------
Foreign:
  Current..........................................................        801        613      1,117
  Deferred.........................................................         --          3     (1,401)
                                                                     ---------  ---------  ---------
                                                                           801        616       (284)
                                                                     ---------  ---------  ---------
                                                                     $     822  $     616  $     965
                                                                     ---------  ---------  ---------
                                                                     ---------  ---------  ---------

    The current provisions for federal and state income tax are lower than the amounts calculated using statutory rates, as follows:

                                                                      YEARS ENDED SEPTEMBER 30,
                                                                -------------------------------------
                                                                   1994         1995         1996
                                                                -----------  -----------  -----------
Federal income tax at statutory rate..........................       34.0%        34.0%        34.0%

State income taxes, net of federal tax benefit................        4.3          3.5          4.8
Foreign tax rate below federal statutory rate.................         --           --         (1.4)
Benefit from foreign sales corporation........................         --         (4.1)        (1.0)
Amortization of goodwill......................................        2.4          2.5          0.8
Non-deductible expenses.......................................        0.3          0.5          0.3
Utilization of previously unbenefited loss carryforwards......         --         (3.0)          --
                                                                    -----        -----        -----
                                                                     41.0         33.4         37.5
Decrease in valuation allowance...............................      (22.9)       (16.7)       (30.8)
                                                                    -----        -----        -----
Effective income tax rate.....................................       18.1%        16.7%         6.7%
                                                                    -----        -----        -----
                                                                    -----        -----        -----

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of September 30, 1996 and 1995 are set forth in the following table. A valuation allowance of $6.2 million was recognized at September 30, 1995 as an offset to certain of the deferred tax assets, as realization of such assets was

                              WAVETEK CORPORATION

 (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1996 AND PERTAINING TO JUNE 30, 1997

     AND THE NINE-MONTH PERIODS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

11. INCOME TAXES (CONTINUED)
uncertain. The valuation allowance was fully removed as of September 30, 1996, since it is more likely than not that the deferred tax assets will be realized.

    The significant components of deferred tax assets and liabilities at September 30, result from:

                                                                            1995       1996
                                                                          ---------  ---------
                                                                              (DOLLARS IN
                                                                               THOUSANDS)
Deferred tax assets:
  Inventories...........................................................  $   1,127  $   1,634
  Accrued and unpaid expenses...........................................        897      1,521
  Deferred income.......................................................        262        217
  State taxes...........................................................         --        345
  U.S. net operating loss and business credit carryforwards.............      1,832         --
  Foreign net operating loss carryforwards..............................      3,483      1,400
                                                                          ---------  ---------
Total deferred tax assets...............................................      7,601      5,117
Valuation allowance for deferred tax assets.............................     (6,184)        --
                                                                          ---------  ---------
                                                                              1,417      5,117
Deferred tax liability--depreciation differences........................       (314)      (171)
                                                                          ---------  ---------
Net deferred tax assets.................................................  $   1,103  $   4,946
                                                                          ---------  ---------
                                                                          ---------  ---------

    As of September 30, 1996, the Company's French and German subsidiaries had net operating loss carryforwards of approximately $2.3 million and $1.0 million, respectively. The French carryforward will expire in 2000 if not previously utilized and the German carryforward can be used indefinitely.

    For the nine months ended June 30, 1996 and 1997, income taxes have been provided based on the estimated annual effective rate applied to the pretax income for the interim period.

                              WAVETEK CORPORATION

 (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1996 AND PERTAINING TO JUNE 30, 1997

     AND THE NINE-MONTH PERIODS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

12. GEOGRAPHIC INFORMATION

    The Company operates in a single industry segment: the design, manufacture and distribution of electronic test equipment and measurement tools. In the schedule below, sales, income before provision for taxes and total assets are reported based on the location of the Company's facilities. Intercompany transfers are made at arm's length between the various geographic areas.

                                                                                               NINE MONTHS ENDED
                                                                YEARS ENDED SEPTEMBER 30,           JUNE 30,
                                                             -------------------------------  --------------------
                                                               1994       1995       1996       1996       1997
                                                             ---------  ---------  ---------  ---------  ---------
                                                                            (DOLLARS IN THOUSANDS)
Sales:
United States:
  Sales to unaffiliated domestic customers.................  $  42,981  $  54,175  $  62,069  $  46,672  $  44,925
  Export sales.............................................     10,309     11,584     16,876     12,212     11,982
  Interarea transfers......................................      3,534      3,942      6,809      5,453      7,852
                                                             ---------  ---------  ---------  ---------  ---------
                                                                56,824     69,701     85,754     64,337     64,759
Europe:
  Sales to unaffiliated customers..........................     21,525     67,580     70,141     54,929     60,759
  Interarea transfers......................................      4,124     19,929     24,519     17,850     19,962
                                                             ---------  ---------  ---------  ---------  ---------
                                                                25,649     87,509     94,660     72,779     80,721
Asia:
  Sales to unaffiliated customers..........................         --        280      1,907      1,368      1,034
  Interarea transfers......................................         --         54         24         27         89
                                                             ---------  ---------  ---------  ---------  ---------
                                                                    --        334      1,931      1,395      1,123
Eliminations...............................................     (7,658)   (23,925)   (31,352)   (23,330)   (27,903)
                                                             ---------  ---------  ---------  ---------  ---------
Consolidated sales.........................................  $  74,815  $ 133,619  $ 150,993  $ 115,181  $ 118,700
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------
Income before provision for income taxes:
  United States............................................  $   2,613  $   6,021  $  17,711  $  13,950  $  10,144
  Europe...................................................      3,053     (2,162)     3,033      2,986      1,958
  Asia.....................................................         --       (224)       724        697       (164)
Corporate expenses and eliminations........................     (1,134)        50     (7,028)    (4,304)    (4,759)
                                                             ---------  ---------  ---------  ---------  ---------
Consolidated income before provision for income taxes......  $   4,532  $   3,685  $  14,440  $  13,329  $   7,179
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------
Total Assets:
  United States............................................  $  40,496  $  51,609  $  82,415  $  71,770  $  83,129
  Europe...................................................     11,964     34,595     34,958     35,062     41,419
  Asia.....................................................        176        935      1,258      1,288      1,463
  Eliminations.............................................    (17,931)   (24,561)   (49,779)   (39,827)   (46,048)
                                                             ---------  ---------  ---------  ---------  ---------
Consolidated total assets..................................  $  34,705  $  62,578  $  68,852  $  68,293  $  79,963
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------

                              WAVETEK CORPORATION

 (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1996 AND PERTAINING TO JUNE 30, 1997

     AND THE NINE-MONTH PERIODS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

13. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL DATA

    The Company's payment obligations under the Notes to be issued in the Recapitalization Transactions are guaranteed by all of the Company's current and future domestic subsidiaries (collectively, the "Subsidiary Guarantors"). Such guarantees are full, unconditional and joint and several. Separate financial statements of each of the Subsidiary Guarantors are not presented because the Company's management has deemed that they would not be material to investors. The following supplemental condensed consolidating financial data sets forth, on an unconsolidated basis, balance sheets, statements of income and statements of cash flows data for (i) the Company ("Wavetek Corporation"), (ii) the current Subsidiary Guarantors and (iii) the Company's current foreign subsidiaries (the "Foreign Subsidiaries"). The supplemental financial data reflects the investments of Wavetek Corporation in the Subsidiary Guarantors and the Foreign Subsidiaries using the equity method of accounting. Certain reclassifications have been made to provide for uniform disclosure of all periods presented. The reclassifications are not material.

                              WAVETEK CORPORATION

 (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1996 AND PERTAINING TO JUNE 30, 1997

     AND THE NINE-MONTH PERIODS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

13. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL DATA (CONTINUED)
                          CONSOLIDATING BALANCE SHEETS
                            AS OF SEPTEMBER 30, 1995
                       (DOLLARS AND SHARES IN THOUSANDS)

                                                  WAVETEK    SUBSIDIARY     FOREIGN
                                                CORPORATION  GUARANTORS   SUBSIDIARIES ELIMINATIONS  CONSOLIDATED
                                                -----------  -----------  -----------  ------------  -------------
                                                      ASSETS
Current assets:
  Cash and cash equivalents...................   $      --    $   2,256    $   1,433    $       --     $   3,689
  Accounts receivable (less allowance for
    doubtful accounts of $903)................         822       10,209       18,289        (6,222)       23,098
  Inventories.................................          --        7,829       10,835          (736)       17,928
  Deferred income taxes.......................         187          308           --            --           495
  Other current assets........................          46          288        1,158            --         1,492
                                                -----------  -----------  -----------  ------------  -------------
Total current assets..........................       1,055       20,890       31,715        (6,958)       46,702

Property and equipment, net...................       4,391        2,608        3,492            --        10,491
Intangible assets, net........................       3,757          576          138           (20)        4,451
Deferred income taxes.........................         876           49           --          (317)          608
Other assets..................................       2,420           51          160        (2,305)          326
Investment in subsidiaries....................      15,253           --           25       (15,278)           --
                                                -----------  -----------  -----------  ------------  -------------
Total assets..................................   $  27,752    $  24,174    $  35,530    $  (24,878)    $  62,578
                                                -----------  -----------  -----------  ------------  -------------
                                                -----------  -----------  -----------  ------------  -------------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable to banks......................   $      --    $   4,533    $   1,730    $       --     $   6,263
  Trade accounts payable......................         974        7,239       10,297        (6,204)       12,306
  Accrued compensation........................         345        1,800        3,989            --         6,134
  Income taxes payable........................          --           40          752            --           792
  Other current liabilities...................       2,694        1,119        4,765           (18)        8,560
  Current maturities of long-term
    obligations...............................          84           --            2            --            86
                                                -----------  -----------  -----------  ------------  -------------
Total current liabilities.....................       4,097       14,731       21,535        (6,222)       34,141

Long-term obligations, less current
 maturities...................................       4,163           --        6,477        (2,305)        8,335
Deferred income and other liabilities.........          76          945            3          (338)          686

Commitments and contingencies

Stockholders' equity:
  Common stock, par value $.01; authorized,
    15,000 shares; issued and outstanding,
    10,974 shares.............................         110           --           --            --           110
  Additional paid-in capital..................       5,505        2,137       12,570       (14,707)        5,505
  Retained earnings...........................      13,271        6,361       (5,585)         (776)       13,271
  Foreign currency translation adjustments....         530           --          530          (530)          530
                                                -----------  -----------  -----------  ------------  -------------
Total stockholders' equity....................      19,416        8,498        7,515       (16,013)       19,416
                                                -----------  -----------  -----------  ------------  -------------
Total liabilities and stockholders' equity....   $  27,752    $  24,174    $  35,530    $  (24,878)    $  62,578
                                                -----------  -----------  -----------  ------------  -------------
                                                -----------  -----------  -----------  ------------  -------------

                              WAVETEK CORPORATION

 (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1996 AND PERTAINING TO JUNE 30, 1997

     AND THE NINE-MONTH PERIODS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

13. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL DATA (CONTINUED)
                          CONSOLIDATING BALANCE SHEETS
                            AS OF SEPTEMBER 30, 1996
                       (DOLLARS AND SHARES IN THOUSANDS)

                                                  WAVETEK    SUBSIDIARY     FOREIGN
                                                CORPORATION  GUARANTORS   SUBSIDIARIES ELIMINATIONS  CONSOLIDATED
                                                -----------  -----------  -----------  ------------  -------------
                                                      ASSETS
Current assets:
  Cash and cash equivalents...................   $      --    $   4,845    $   1,281    $       --     $   6,126
  Accounts receivable (less allowance for
    doubtful accounts of $2,023)..............       3,042       18,657       15,123       (15,956)       20,866
  Inventories.................................        (479)       6,277       14,496          (986)       19,308
  Deferred income taxes.......................       2,660        1,845           --            --         4,505
  Other current assets........................           6          148        1,034            --         1,188
                                                -----------  -----------  -----------  ------------  -------------
Total current assets..........................       5,229       31,772       31,934       (16,942)       51,993

Property and equipment, net...................       4,495        3,731        4,075          (107)       12,194
Intangible assets, net........................       3,490          288           99           (10)        3,867
Deferred income taxes.........................         430          182           --          (171)          441
Other assets..................................         281          196           83          (203)          357
Investment in subsidiaries....................      32,492           --           25       (32,517)           --
                                                -----------  -----------  -----------  ------------  -------------
Total assets..................................   $  46,417    $  36,169    $  36,216    $  (49,950)    $  68,852
                                                -----------  -----------  -----------  ------------  -------------
                                                -----------  -----------  -----------  ------------  -------------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable to banks......................   $      --    $      --    $     786    $       --     $     786
  Trade accounts payable......................       6,168        7,027       14,701       (15,889)       12,007
  Accrued compensation........................       1,454        1,827        4,187            --         7,468
  Income taxes payable........................          --          460          967            --         1,427
  Other current liabilities...................       1,883        1,884        5,047           (67)        8,747
  Current maturities of long-term
    obligations...............................          93           --            2            --            95
                                                -----------  -----------  -----------  ------------  -------------
Total current liabilities.....................       9,598       11,198       25,690       (15,956)       30,530

Long-term obligations, less current
 maturities...................................       4,069           --        1,207          (203)        5,073
Deferred income and other liabilities.........          62          625           45          (171)          561

Commitments and contingencies

Stockholders' equity:
  Common stock, par value $.01; authorized,
    15,000 shares; issued and outstanding,
    10,974 shares.............................         110           --           --            --           110
  Additional paid-in capital..................       5,538        2,137       12,468       (14,605)        5,538
  Retained earnings...........................      26,746       22,209       (3,488)      (18,721)       26,746
  Foreign currency translation adjustments....         294           --          294          (294)          294
                                                -----------  -----------  -----------  ------------  -------------
Total stockholders' equity....................      32,688       24,346        9,274       (33,620)       32,688
                                                -----------  -----------  -----------  ------------  -------------
Total liabilities and stockholders' equity....   $  46,417    $  36,169    $  36,216    $  (49,950)    $  68,852
                                                -----------  -----------  -----------  ------------  -------------
                                                -----------  -----------  -----------  ------------  -------------

                              WAVETEK CORPORATION

 (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1996 AND PERTAINING TO JUNE 30, 1997

     AND THE NINE-MONTH PERIODS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

13. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL DATA (CONTINUED)
                          CONSOLIDATING BALANCE SHEETS
                              AS OF JUNE 30, 1997
                       (DOLLARS AND SHARES IN THOUSANDS)

                                                  WAVETEK    SUBSIDIARY     FOREIGN
                                                CORPORATION  GUARANTORS   SUBSIDIARIES ELIMINATIONS  CONSOLIDATED
                                                -----------  -----------  -----------  ------------  ------------
                                                     ASSETS
Current assets:
  Cash and cash equivalents...................   $      --    $   3,542    $     517    $       --    $    4,059
  Short-term investments, available for sale..          --        3,000           --            --         3,000
  Accounts receivable (less allowance for
    doubtful accounts of $2,054)..............         (91)      17,181       21,968       (13,778)       25,280
  Inventories.................................        (479)       6,516       13,532        (1,367)       18,202
  Deferred income taxes.......................       2,879        1,595           --            --         4,474
  Other current assets........................         312          189        1,725            --         2,226
                                                -----------  -----------  -----------  ------------  ------------
Total current assets..........................       2,621       32,023       37,742       (15,145)       57,241

Property and equipment, net...................       5,445        4,426        4,946           (44)       14,773
Deferred debt issuance costs, net.............       4,293           --           --            --         4,293
Intangible assets, net........................       3,290           72           65            (3)        3,424
Deferred income taxes.........................          (6)          43           --            --            37
Other assets..................................         230           46          104          (185)          195
Investment in subsidiaries....................      30,646           --           25       (30,671)           --
                                                -----------  -----------  -----------  ------------  ------------
Total assets..................................   $  46,519    $  36,610    $  42,882       (46,048)   $   79,963
                                                -----------  -----------  -----------  ------------  ------------
                                                -----------  -----------  -----------  ------------  ------------

                                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Notes payable to banks......................   $      --    $      --    $   3,377    $       --    $    3,377
  Trade accounts payable......................       2,872       10,031       16,711       (13,780)       15,834
  Accrued compensation........................         470        1,677        5,015            --         7,162
  Income taxes payable........................      (1,559)       2,008        1,572            --         2,021
  Other current liabilities...................       3,574        1,764        3,757            --         9,095
  Current maturities of long-term
    obligations...............................         100           --          888            --           988
                                                -----------  -----------  -----------  ------------  ------------
Total current liabilities.....................       5,457       15,480       31,320       (13,780)       38,477

Long-term obligations, less current
 maturities...................................     113,995           --           --            --       113,995
Deferred income and other liabilities.........          36          393          216          (185)          460

Commitments and contingencies

Stockholders' equity (deficit):
  Common stock, par value $.01; authorized,
    15,000 shares; issued and outstanding,
    4,885 shares..............................          49           --           --            --            49
  Additional paid-in capital..................      43,748        2,137       15,064       (17,201)       43,748
  Retained earnings (accumulated deficit).....    (116,660)      18,600       (3,612)      (14,988)     (116,660)
  Foreign currency translation adjustments....        (106)          --         (106)          106          (106)
                                                -----------  -----------  -----------  ------------  ------------
Total stockholders' equity (deficit)..........     (72,969)      20,737       11,346       (32,083)      (72,969)
                                                -----------  -----------  -----------  ------------  ------------
Total liabilities and stockholders' equity
 (deficit)....................................   $  46,519    $  36,610    $  42,882    $  (46,048)   $   79,963
                                                -----------  -----------  -----------  ------------  ------------
                                                -----------  -----------  -----------  ------------  ------------

                              WAVETEK CORPORATION

 (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1996 AND PERTAINING TO JUNE 30, 1997

     AND THE NINE-MONTH PERIODS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

13. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL DATA (CONTINUED)
                       CONSOLIDATING STATEMENTS OF INCOME
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1994
                             (DOLLARS IN THOUSANDS)

                                                  WAVETEK    SUBSIDIARY     FOREIGN
                                                CORPORATION  GUARANTORS   SUBSIDIARIES ELIMINATIONS   CONSOLIDATED
                                                -----------  -----------  -----------  -------------  ------------
Sales.........................................   $      --    $  56,824    $  25,649     $  (7,658)    $   74,815
Cost of goods sold............................          11       33,711       15,386        (7,735)        41,373
                                                -----------  -----------  -----------  -------------  ------------
Gross margin..................................         (11)      23,113       10,263            77         33,442

Operating expenses:
  Marketing and selling.......................          --       11,577        4,852            --         16,429
  Research and development....................          --        4,413        1,012            --          5,425
  General and administrative..................         941        3,905        1,222           (11)         6,057
                                                -----------  -----------  -----------  -------------  ------------
                                                       941       19,895        7,086           (11)        27,911
                                                -----------  -----------  -----------  -------------  ------------
Operating income..............................        (952)       3,218        3,177            88          5,531

Non-operating income (expense):
  Interest income.............................         300           45           46          (358)            33
  Interest expense............................        (377)        (613)         (13)          358           (645)
  Equity in net income of subsidiaries........       4,937           --           --        (4,937)            --
  Other, net..................................        (198)         (37)        (158)            6           (387)
                                                -----------  -----------  -----------  -------------  ------------
                                                     4,662         (605)        (125)       (4,931)          (999)
                                                -----------  -----------  -----------  -------------  ------------
Income before provision for income taxes......       3,710        2,613        3,052        (4,843)         4,532

Provision for income taxes....................          --           21          801            --            822
                                                -----------  -----------  -----------  -------------  ------------
Net income....................................   $   3,710    $   2,592    $   2,251     $  (4,843)    $    3,710
                                                -----------  -----------  -----------  -------------  ------------
                                                -----------  -----------  -----------  -------------  ------------

                              WAVETEK CORPORATION

 (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1996 AND PERTAINING TO JUNE 30, 1997

     AND THE NINE-MONTH PERIODS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

13. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL DATA (CONTINUED)
                       CONSOLIDATING STATEMENTS OF INCOME
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1995
                             (DOLLARS IN THOUSANDS)

                                                  WAVETEK    SUBSIDIARY     FOREIGN
                                                CORPORATION  GUARANTORS   SUBSIDIARIES ELIMINATIONS  CONSOLIDATED
                                                -----------  -----------  -----------  ------------  ------------
Sales.........................................   $      --    $  69,701    $  87,843    $  (23,925)   $  133,619
Cost of goods sold............................        (301)      40,090       56,741       (23,881)       72,649
                                                -----------  -----------  -----------  ------------  ------------
Gross margin..................................         301       29,611       31,102           (44)       60,970

Operating expenses:
  Marketing and selling.......................         (56)      14,092       18,550            --        32,586
  Research and development....................         (43)       4,193        7,946            --        12,096
  General and administrative..................       2,066        3,192        4,143           (10)        9,391
                                                -----------  -----------  -----------  ------------  ------------
                                                     1,967       21,477       30,639           (10)       54,073
                                                -----------  -----------  -----------  ------------  ------------
Operating income..............................      (1,666)       8,134          463           (34)        6,897

Non-operating income (expense):
  Interest income.............................         147           11          191          (259)           90
  Interest expense............................        (495)        (232)        (722)          259        (1,190)
  Loss on sale and leaseback financing........          --       (1,824)          --            --        (1,824)
  Equity in net income of subsidiaries........       1,137           --           --        (1,137)           --
  Other, net..................................       2,159          (68)      (2,318)          (61)         (288)
                                                -----------  -----------  -----------  ------------  ------------
                                                     2,948       (2,113)      (2,849)       (1,198)       (3,212)
                                                -----------  -----------  -----------  ------------  ------------
Income before provision for income taxes......       1,282        6,021       (2,386)       (1,232)        3,685

Provision for income taxes....................      (1,837)       1,597          856            --           616
                                                -----------  -----------  -----------  ------------  ------------
Net income....................................   $   3,119    $   4,424    $  (3,242)   $   (1,232)   $    3,069
                                                -----------  -----------  -----------  ------------  ------------
                                                -----------  -----------  -----------  ------------  ------------

                              WAVETEK CORPORATION

 (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1996 AND PERTAINING TO JUNE 30, 1997

     AND THE NINE-MONTH PERIODS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

13. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL DATA (CONTINUED)
                       CONSOLIDATING STATEMENTS OF INCOME
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996
                             (DOLLARS IN THOUSANDS)

                                                  WAVETEK    SUBSIDIARY     FOREIGN
                                                CORPORATION  GUARANTORS   SUBSIDIARIES ELIMINATIONS  CONSOLIDATED
                                                -----------  -----------  -----------  ------------  ------------
Sales.........................................   $      --    $  85,754    $  96,592    $  (31,353)   $  150,993
Cost of goods sold............................         616       42,141       60,774       (31,167)       72,364
                                                -----------  -----------  -----------  ------------  ------------
Gross margin..................................        (616)      43,613       35,818          (186)       78,629

Operating expenses:
  Marketing and selling.......................         959       16,215       19,023            --        36,197
  Research and development....................         (52)       5,451        7,518            --        12,917
  General and administrative..................       3,374        4,323        3,927           (12)       11,612
  Provision for restructuring operations......       1,832           --           --            --         1,832
                                                -----------  -----------  -----------  ------------  ------------
                                                     6,113       25,989       30,468           (12)       62,558
                                                -----------  -----------  -----------  ------------  ------------
Operating income..............................      (6,729)      17,624        5,350          (174)       16,071

Non-operating income (expense):
  Interest income.............................         142           76           83          (134)          167
  Interest expense............................        (388)         (77)        (431)          134          (762)
  Equity in income of subsidiaries............      17,952           --           --       (17,952)           --
  Other, net..................................         483           88       (1,245)         (362)       (1,036)
                                                -----------  -----------  -----------  ------------  ------------
                                                    18,189           87       (1,593)      (18,314)       (1,631)
                                                -----------  -----------  -----------  ------------  ------------
Income before provision for income taxes......      11,460       17,711        3,757       (18,488)       14,440

Provision for income taxes....................      (2,015)       1,863        1,117            --           965
                                                -----------  -----------  -----------  ------------  ------------
Net income....................................   $  13,475    $  15,848    $   2,640    $  (18,488)   $   13,475
                                                -----------  -----------  -----------  ------------  ------------
                                                -----------  -----------  -----------  ------------  ------------

                              WAVETEK CORPORATION

 (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1996 AND PERTAINING TO JUNE 30, 1997

     AND THE NINE-MONTH PERIODS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

13. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL DATA (CONTINUED)
                       CONSOLIDATING STATEMENTS OF INCOME
                    FOR THE NINE MONTHS ENDED JUNE 30, 1996
                             (DOLLARS IN THOUSANDS)

                                                  WAVETEK    SUBSIDIARY     FOREIGN
                                                CORPORATION  GUARANTORS   SUBSIDIARIES ELIMINATIONS  CONSOLIDATED
                                                -----------  -----------  -----------  ------------  ------------
Sales.........................................   $      --    $  64,337    $  74,174    $  (23,330)   $  115,181
Cost of goods sold............................         232       32,104       46,651       (23,208)       55,779
                                                -----------  -----------  -----------  ------------  ------------
Gross margin..................................        (232)      32,233       27,523          (122)       59,402

Operating expenses:
  Marketing and selling.......................         722       11,948       14,139            --        26,809
  Research and development....................         (42)       3,856        5,602            --         9,416
  General and administrative..................       3,067        2,653        2,944            (9)        8,655
  Provision for restructuring operations......         188           --           --            --           188
                                                -----------  -----------  -----------  ------------  ------------
                                                     3,935       18,457       22,685            (9)       45,068
                                                -----------  -----------  -----------  ------------  ------------
Operating income..............................      (4,167)      13,776        4,838          (113)       14,334

Non-operating income (expense):
  Interest income.............................          71           38           54           (64)           99
  Interest expense............................        (291)         (77)        (312)           64          (616)
  Equity in net income of subsidiaries........      13,236           --           --       (13,236)           --
  Other, net..................................         558          213         (897)         (362)         (488)
                                                -----------  -----------  -----------  ------------  ------------
                                                    13,574          174       (1,155)      (13,598)       (1,005)
                                                -----------  -----------  -----------  ------------  ------------
Income before provision for income taxes......       9,407       13,950        3,683       (13,711)       13,329

Provision for income taxes....................      (3,029)       3,088          834            --           893
                                                -----------  -----------  -----------  ------------  ------------
Net income....................................   $  12,436    $  10,862    $   2,849    $  (13,711)   $   12,436
                                                -----------  -----------  -----------  ------------  ------------
                                                -----------  -----------  -----------  ------------  ------------

                              WAVETEK CORPORATION

 (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1996 AND PERTAINING TO JUNE 30, 1997

     AND THE NINE-MONTH PERIODS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

13. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL DATA (CONTINUED)
                       CONSOLIDATING STATEMENTS OF INCOME
                    FOR THE NINE MONTHS ENDED JUNE 30, 1997
                             (DOLLARS IN THOUSANDS)

                                                   WAVETEK     SUBSIDIARY     FOREIGN
                                                 CORPORATION   GUARANTORS   SUBSIDIARIES ELIMINATIONS  CONSOLIDATED
                                                -------------  -----------  -----------  ------------  ------------
Sales.........................................    $      --     $  64,759    $  81,844    $  (27,903)   $  118,700
Cost of goods sold............................         (244)       29,351       53,956       (27,584)       55,479
                                                     ------    -----------  -----------  ------------  ------------
Gross margin..................................          244        35,408       27,888          (319)       63,221

Operating expenses:
  Marketing and selling.......................          700        13,159       14,054            --        27,913
  Research and development....................          (36)        7,323        4,348            --        11,635
  General and administrative..................        1,661         2,813        3,411            (7)        7,878
  Stock option compensation related to
    recapitalization..........................        1,926         2,318        2,817            --         7,061
                                                     ------    -----------  -----------  ------------  ------------
                                                      4,251        25,613       24,630            (7)       54,487
                                                     ------    -----------  -----------  ------------  ------------
Operating income..............................       (4,007)        9,795        3,258          (312)        8,734

Non-operating income (expense):
  Interest income.............................           76           221           32           (75)          254
  Interest expense............................         (861)           --         (162)           75          (948)
  Equity in net income of subsidiaries........        7,259            --           --        (7,259)           --
  Other, net..................................          345           128       (1,334)           --          (861)
                                                     ------    -----------  -----------  ------------  ------------
                                                      6,819           349       (1,464)       (7,259)       (1,555)
                                                     ------    -----------  -----------  ------------  ------------
Income before provision for income taxes......        2,812        10,144        1,794        (7,571)        7,179

Provision for income taxes....................       (1,639)        3,753          614            --         2,728
                                                     ------    -----------  -----------  ------------  ------------
Net income....................................    $   4,451     $   6,391    $   1,180    $   (7,571)   $    4,451
                                                     ------    -----------  -----------  ------------  ------------
                                                     ------    -----------  -----------  ------------  ------------

                              WAVETEK CORPORATION

 (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1996 AND PERTAINING TO JUNE 30, 1997
     AND THE NINE-MONTH PERIODS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

13. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL DATA

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                     FOR THE YEAR ENDED SEPTEMBER 30, 1994
                             (DOLLARS IN THOUSANDS)

                                                  WAVETEK    SUBSIDIARY     FOREIGN
                                                CORPORATION  GUARANTORS   SUBSIDIARIES ELIMINATIONS  CONSOLIDATED
                                                -----------  -----------  -----------  ------------  ------------
Net cash provided by (used in) operating
 activities...................................   $    (760)   $   4,734    $   2,473    $       --    $    6,447
INVESTING ACTIVITIES
Proceeds from sale of business................         946           --           --            --           946
Purchase of property and equipment............         (14)      (1,038)        (280)           --        (1,332)
Other investing activities....................          19          172          248            --           439
                                                -----------  -----------  -----------  ------------  ------------
Net cash provided by (used in) investing
 activities...................................         951         (866)         (32)           --            53
FINANCING ACTIVITIES
Proceeds from revolving lines of credit and
 long-term obligations........................          --       25,475          295            --        25,770
Principal payments on revolving lines of
 credit and long-term obligations.............        (450)     (25,075)         (12)           --       (25,537)
Return of capital to stockholders.............      (6,958)          --           --            --        (6,958)
Return of capital from subsidiary.............       3,000       (3,000)          --            --            --
Proceeds of loans from stockholders...........         860        4,000           --            --         4,860
Repayment of loans from stockholders..........        (500)      (4,000)          --            --        (4,500)
Loans from subsidiary to Wavetek
 Corporation..................................       3,836       (3,836)          --            --            --
Other financing activities....................          --           --           (2)           --            (2)
                                                -----------  -----------  -----------  ------------  ------------
Net cash provided by (used in) financing
 activities...................................        (212)      (6,436)         281            --        (6,367)
Effect of exchange rate changes on cash and
 cash equivalents.............................          --           --          161            --           161
                                                -----------  -----------  -----------  ------------  ------------
Increase (decrease) in cash and cash
 equivalents..................................         (21)      (2,568)       2,883            --           294
Cash and cash equivalents at beginning of
 year.........................................           3        2,886          624            --         3,513
                                                -----------  -----------  -----------  ------------  ------------
Cash and cash equivalents at end of
 year.........................................   $     (18)   $     318    $   3,507    $       --    $    3,807
                                                -----------  -----------  -----------  ------------  ------------
                                                -----------  -----------  -----------  ------------  ------------

                              WAVETEK CORPORATION

 (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1996 AND PERTAINING TO JUNE 30, 1997
     AND THE NINE-MONTH PERIODS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

13. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL DATA (CONTINUED)
                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                     FOR THE YEAR ENDED SEPTEMBER 30, 1995
                             (DOLLARS IN THOUSANDS)

                                                  WAVETEK    SUBSIDIARY     FOREIGN
                                                CORPORATION  GUARANTORS   SUBSIDIARIES ELIMINATIONS  CONSOLIDATED
                                                -----------  -----------  -----------  ------------  ------------
Net cash provided by operating activities.....   $   2,248    $   6,675    $   3,625    $       --    $   12,548
INVESTING ACTIVITIES
Purchase of business, net of seller
 financing....................................      (2,057)      (1,114)     (14,514)           --       (17,685)
Purchase of property and equipment............        (132)      (1,547)      (1,241)           --        (2,920)
Other investing activities....................         (89)          30          281            --           222
                                                -----------  -----------  -----------  ------------  ------------
Net cash used in investing activities.........      (2,278)      (2,631)     (15,474)           --       (20,383)
FINANCING ACTIVITIES
Issuance of common shares for cash............       7,595           --           --            --         7,595
Repurchase of common shares for cash..........      (3,200)          --           --            --        (3,200)
Proceeds from sale and leaseback financing....          --        4,321           --            --         4,321
Proceeds from revolving lines of credit and
 long-term obligations........................          --       24,428        7,027            --        31,455
Principal payments on revolving lines of
 credit and long-term obligations.............         (71)     (29,395)      (2,663)           --       (32,129)
Return of capital to stockholders.............
Dividends from subsidiaries to Wavetek
 Corporation..................................       7,497       (4,000)      (3,497)           --            --
Proceeds of loans from stockholders...........
Repayment of loans from stockholders..........        (360)          --           --            --          (360)
Loans from Wavetek Corporation to
 subsidiaries.................................      (2,305)          --        2,305            --            --
Capital contributions from Wavetek Corporation
 to subsidiaries..............................      (6,568)          --        6,568            --            --
Repayment of loans from subsidiaries to
 Wavetek Corporation..........................      (2,540)       2,540           --            --            --
                                                -----------  -----------  -----------  ------------  ------------
Net cash provided by (used in) financing
 activities...................................          48       (2,106)       9,740            --         7,682
Effect of exchange rate changes on cash and
 cash equivalents.............................          --           --           35            --            35
                                                -----------  -----------  -----------  ------------  ------------
Increase (decrease) in cash and cash
 equivalents..................................          18        1,938       (2,074)           --          (118)
Cash and cash equivalents at beginning of
 year.........................................         (18)         318        3,507            --         3,807
                                                -----------  -----------  -----------  ------------  ------------
Cash and cash equivalents at end of
 year.........................................   $      --    $   2,256    $   1,433    $       --    $    3,689
                                                -----------  -----------  -----------  ------------  ------------
                                                -----------  -----------  -----------  ------------  ------------

                              WAVETEK CORPORATION

 (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1996 AND PERTAINING TO JUNE 30, 1997
     AND THE NINE-MONTH PERIODS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

13. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL DATA (CONTINUED)
                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                     FOR THE YEAR ENDED SEPTEMBER 30, 1996
                             (DOLLARS IN THOUSANDS)

                                                  WAVETEK    SUBSIDIARY     FOREIGN
                                                CORPORATION  GUARANTORS   SUBSIDIARIES ELIMINATIONS  CONSOLIDATED
                                                -----------  -----------  -----------  ------------  ------------
Net cash provided by operating activities.....   $   1,285    $   9,252    $   4,539    $       --    $   15,076
INVESTING ACTIVITIES
Proceeds from sale of business................          93          310          (65)           --           338
Purchase of property and equipment............        (236)      (2,631)      (1,677)           --        (4,544)
Other investing activities....................         107          191          (42)           --           256
                                                -----------  -----------  -----------  ------------  ------------
Net cash used in investing activities.........         (36)      (2,130)      (1,784)           --        (3,950)
FINANCING ACTIVITIES
Proceeds from revolving lines of credit and
 long-term obligations........................          --       11,713        3,219            --        14,932
Principal payments on revolving lines of
 credit and long-term obligations.............         (85)     (16,246)      (7,244)           --       (23,575)
Dividends from subsidiaries to Wavetek
 Corporation..................................         553           --         (553)           --            --
Loans from Wavetek Corporation to
 subsidiaries.................................      (3,819)          --        3,819            --            --
Repayment of loans from Wavetek Corporation to
 subsidiaries.................................       2,102           --       (2,102)           --            --
                                                -----------  -----------  -----------  ------------  ------------
Net cash used in financing activities.........      (1,249)      (4,533)      (2,861)           --        (8,643)
Effect of exchange rate changes on cash and
 cash equivalents.............................          --           --          (46)           --           (46)
                                                -----------  -----------  -----------  ------------  ------------
Increase (decrease) in cash and cash
 equivalents..................................          --        2,589         (152)           --         2,437
Cash and cash equivalents at beginning of
 year.........................................          --        2,256        1,433            --         3,689
                                                -----------  -----------  -----------  ------------  ------------
Cash and cash equivalents at end of
 year.........................................   $      --    $   4,845    $   1,281    $       --    $    6,126
                                                -----------  -----------  -----------  ------------  ------------
                                                -----------  -----------  -----------  ------------  ------------

                              WAVETEK CORPORATION

 (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1996 AND PERTAINING TO JUNE 30, 1997
     AND THE NINE-MONTH PERIODS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

13. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL DATA (CONTINUED)
                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                    FOR THE NINE MONTHS ENDED JUNE 30, 1996
                             (DOLLARS IN THOUSANDS)

                                                  WAVETEK    SUBSIDIARY     FOREIGN
                                                CORPORATION  GUARANTORS   SUBSIDIARIES ELIMINATIONS  CONSOLIDATED
                                                -----------  -----------  -----------  ------------  ------------
Net cash provided by (used in) operating
 activities...................................   $     612    $   4,843    $   4,976    $       --    $   10,431
INVESTING ACTIVITIES
Proceeds from sale of business................          --          310           28            --           338
Purchase of property and equipment............        (713)      (1,522)        (972)           --        (3,207)
Other investing activities....................          14          216           42            --           272
                                                -----------  -----------  -----------  ------------  ------------
Net cash used in investing activities.........        (699)        (996)        (902)           --        (2,597)
FINANCING ACTIVITIES
Proceeds from revolving lines of credit and
 long-term obligations........................          --       11,713        2,611            --        14,324
Principal payments on revolving lines of
 credit and long-term obligations.............         (63)     (16,246)      (5,493)           --       (21,802)
Loans from Waveteck Corporation to
 subsidiaries                                       (2,505)          --        2,505            --            --
Repayment of loans from Wavetek Corporation to
 subsidiaries.................................       2,102           --       (2,102)           --            --
Dividends from subsidiary to Wavetek
 Corporation..................................         553           --         (553)           --            --
                                                -----------  -----------  -----------  ------------  ------------
Net cash provided by (used in) financing
 activities...................................          87       (4,533)      (3,032)           --        (7,478)
Effect of exchange rate changes on cash and
 cash equivalents.............................          --           --         (124)           --          (124)
                                                -----------  -----------  -----------  ------------  ------------
Increase (decrease) in cash and cash
 equivalents..................................          --         (686)         918            --           232
Cash and cash equivalents at beginning of
 period.......................................          --        2,256        1,433            --         3,689
                                                -----------  -----------  -----------  ------------  ------------
Cash and cash equivalents at end of period....   $      --    $   1,570    $   2,351    $       --    $    3,921
                                                -----------  -----------  -----------  ------------  ------------
                                                -----------  -----------  -----------  ------------  ------------

                              WAVETEK CORPORATION

 (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1996 AND PERTAINING TO JUNE 30, 1997
     AND THE NINE-MONTH PERIODS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

13. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL DATA (CONTINUED)
                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                    FOR THE NINE MONTHS ENDED JUNE 30, 1997
                             (DOLLARS IN THOUSANDS)

                                                  WAVETEK    SUBSIDIARY     FOREIGN
                                                CORPORATION  GUARANTORS   SUBSIDIARIES ELIMINATIONS  CONSOLIDATED
                                                -----------  -----------  -----------  ------------  ------------
Net cash provided by (used in) operating
 activities...................................   $  (7,307)   $  13,102    $   1,236            --    $    7,031
INVESTING ACTIVITIES
Purchase of short-term investments............          --       (3,000)          --            --        (3,000)
Purchase of property and equipment............      (1,179)      (1,565)      (2,040)           --        (4,784)
Other investing activities....................          25          160           37            --           222
                                                -----------  -----------  -----------  ------------  ------------
Net cash used in investing activities.........      (1,154)      (4,405)      (2,003)           --        (7,562)
FINANCING ACTIVITIES
Issuance of common shares for cash............      42,856           --           --            --        42,856
Repurchase of common shares and stock options
 for cash.....................................    (152,564)          --           --            --      (152,564)
Proceeds from revolving lines of credit and
 long-term obligations........................     110,000           --        4,144            --       114,144
Principal payments on revolving lines of
 credit and long-term obligations.............         (68)          --       (1,421)           --        (1,489)
Debt issuance costs...........................      (4,326)          --           --            --        (4,326)
Dividends from subsidiaries to Wavetek
 Corporation..................................      11,304      (10,000)      (1,304)           --            --
Capital contributions from Wavetek Corporation
 to subsidiaries..............................      (2,578)          --        2,578            --            --
Repayment of loans from Wavetek Corporation to
 subsidiaries.................................       3,837           --       (3,837)           --            --
                                                -----------  -----------  -----------  ------------  ------------
Net cash provided by (used in) financing
 activities...................................       8,461      (10,000)         160            --        (1,379)
Effect of exchange rate changes on cash and
 cash equivalents.............................          --           --         (157)           --          (157)
                                                -----------  -----------  -----------  ------------  ------------
Increase (decrease) in cash and cash
 equivalents..................................          --       (1,303)        (764)           --        (2,067)
Cash and cash equivalents at beginning of
 period.......................................          --        4,845        1,281            --         6,126
                                                -----------  -----------  -----------  ------------  ------------
Cash and cash equivalents at end of period....   $      --    $   3,542    $     517    $       --    $    4,059
                                                -----------  -----------  -----------  ------------  ------------
                                                -----------  -----------  -----------  ------------  ------------

                              WAVETEK CORPORATION

 (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1996 AND PERTAINING TO JUNE 30, 1997
     AND THE NINE-MONTH PERIODS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

14. LEGAL CONTINGENCIES

    The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. It is management's opinion that the likely outcome of any such proceedings and claims would not have a material adverse effect on the Company's future results of operations or financial position.

                              WAVETEK CORPORATION

    All tendered Old Notes, executed Letters of Transmittal, and other related documents should be directed to the Exchange Agent. Requests for assistance and for additional copies of the Prospectus, the Letter of Transmittal and other related documents should be directed to the Exchange Agent.

                               The Exchange Agent
                           for the Exchange Offer is
                              THE BANK OF NEW YORK

         BY MAIL:                FOR INFORMATION CALL:         BY HAND OR OVERNIGHT MAIL:
   The Bank of New York         Confirm: (212) 815-2742           The Bank of New York
  101 Barclay Street, 7E       Facsimile: (212) 815-6339           101 Barclay Street
    New York, NY 10286                                      Corporate Trust Services Window
     Attn: Chris Davis                                                Ground Level
  Reorganization Section                                           New York, NY 10286
                                                                   Attn: Chris Davis
                                                                 Reorganization Section